UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-135650

Pre-Effective Amendment No. 2	☑
Post-Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-5701

Amendment No. 19
(Check appropriate box or boxes.)

NATIONWIDE VARIABLE ACCOUNT – 4
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)      (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Thomas E. Barnes, VP and Secretary, One Nationwide Plaza, Columbus, Ohio 43215
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering	August 1, 2007

Title of Securities Being Registered	Deferred Variable Annuity Contract

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide Life Insurance Company
America’s marketFLEX II Annuity
Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company through its Nationwide Variable Account-4
The date of this prospectus is August 1, 2007.
This prospectus contains basic information you should understand about the contracts before investing – the annuity contract is the legally binding instrument governing the relationship between you and Nationwide should you choose to invest.  Please read this prospectus carefully and keep it for future reference.

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products. With help from financial consultants and advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates. Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options. This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.

The Statement of Additional Information (dated August 1, 2007), which contains additional information about the contracts and the variable account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference.  The table of contents for the Statement of Additional Information is on page 36.  For general information or to obtain free copies of the Statement of Additional Information, call Nationwide's service center at 1-866-233-3223 (TDD 1-800-238-3035) or write:

Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522

The Statement of Additional Information and other material incorporated by reference can be found on the SEC website at: www.sec.gov.    Information about this and other Nationwide products can be found at: www.nationwide.com.

These annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by , any bank, are NOT insured or guaranteed by the US Government, the Federal Deposit Insurance corporation (FDIC), the Federal Reserve Board or any other agency. An investment in this annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the Nationwide NVIT Money Market Fund II. Annuities that involve investment risk may lose value. These securities have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This contract contains features that apply credits to the contract value.  The benefit of the credits may be more than offset by the additional fees that the contract owner will pay in connection with the credits.  A contract without credits may cost less.  Additionally, the cost of electing an Extra Value Option and the recapture of the credits (in the event of a surrender) could exceed any benefit of receiving the credits.

The following is a list of the underlying mutual funds available under the contract.
Nationwide Variable Insurance Trust (NVIT)
•	Nationwide NVIT Money Market: Class I
Rydex Variable Trust
•	Absolute Return Strategies Fund
•	Banking Fund
•	Basic Materials Fund
•	Biotechnology Fund
•	CLS AdvisorOne Amerigo Fund
•	CLS AdvisorOne Berolina Fund
•	CLS AdvisorOne Clermont Fund
•	Commodities Strategy Fund
•	Consumer Products Fund
•	Dow 2x Strategy Fund
•	Electronics Fund
•	Energy Fund
•	Energy Services Fund
•	Europe 1.25x Strategy Fund
•	Financial Services Fund
•	Government Long Bond 1.2x Strategy Fund
•	Health Care Fund
•	Hedged Equity Fund
•	Internet Fund
•	Inverse Dynamic Dow 2x Strategy Fund
•	Inverse Government Long Bond Strategy Fund
•	Inverse Mid-Cap Strategy Fund
•	Inverse OTC Strategy Fund
•	Inverse Russell 2000 Strategy Fund
•	Inverse S&P 500 Strategy Fund
•	Japan 1.25x Strategy Fund
•	Large-Cap Growth Fund
•	Large-Cap Value Fund
•	Leisure Fund
•	Mid-Cap 1.5x Strategy Fund
•	Mid-Cap Growth Fund
•	Mid-Cap Value Fund
•	Multi-Cap Core Equity Fund
•	Nova Fund
•	OTC Fund
•	OTC 2x Strategy Fund
•	Precious Metals Fund
•	Real Estate Fund
•	Retailing Fund
•	Russell 2000® 1.5x Strategy Fund
•	S&P 500 2x Strategy Fund
•	Sector Rotation Fund
•	Small-Cap Growth Fund
•	Small-Cap Value Fund
•	Strengthening Dollar 2x Strategy Fund
•	Technology Fund
•	Telecommunications Fund
•	Transportation Fund
•	Utilities Fund
•	Weakening Dollar 2x Strategy Fund

The contracts sold with this prospectus are designed to support active trading strategies that require frequent movement between or among certain sub-accounts (except for sub-accounts corresponding to the Commodities Strategy Fund, the Absolute Return Strategies Fund, the Hedged Equity Fund, the  Multi-Cap Core Equity Fund, and the  Sector Rotation Fund in the Rydex Variable Trust, which are not available for frequent transfers).  Active trading strategies can have certain adverse affects on the underlying funds corresponding to the sub-accounts.   A contract owner who does not wish to use an active trading strategy should consult his/her registered representative and request information on other Nationwide variable annuity contracts.

Glossary of Special Terms

Accumulation unit- An accounting unit of measure used to calculate the variable account contract value before the annuitization date.

Annuitization Date- The date on which annuity payments begin.

Annuity commencement date- The date on which annuity payments are scheduled to begin.  This date may be changed by the contract owner with Nationwide’s consent.

Annuity unit- An accounting unit of measure used to calculate variable annuity payments.

Charitable Remainder Trust- A trust meeting the requirements of Section 664 of the Internal Revenue Code.

Contract value- The total value of all accumulation units held under the contract and any amounts transferred as a loan to the collateral fixed account.

Contract year- Each year the contract is in force beginning with the date the contract is issued.

DAP- Dynamic Advantage Program.

ERISA- The Employee Retirement Income Security Act of 1974, as amended.

FDIC- Federal Deposit Insurance Corporation.

Individual Retirement Account- An account that qualifies for favorable tax treatment under Section 408(a) of the Internal Revenue Code, but does not include Roth IRAs.

Individual Retirement Annuity- An annuity contract that qualifies for favorable tax treatment under Section 408(b) of the Internal Revenue Code, but does not include Roth IRAs.

Investment-only Contract- A contract purchased by a qualified pension, profit-sharing or stock bonus plan as defined by Section 401(a) of the Internal Revenue Code.

Nationwide- Nationwide Life Insurance Company.

 Non-Qualified Contract- A contract which does not qualify for favorable tax treatment as a Qualified Plan, IRA, Roth IRA or Tax Sheltered Annuity.

Qualified Plans- Retirement plans which receive favorable tax treatment under Section 401 of the Internal Revenue Code.  In this prospectus, all provisions applicable to Qualified Plans apply to Investment-only Contracts unless specifically stated otherwise.

Roth IRA- An annuity contract which qualifies for favorable tax treatment under Section 408A of the Internal Revenue Code.

SEC- Securities and Exchange Commission.

Simplified Employee Pension IRA("SEP IRA")- An annuity contract which qualifies for favorable tax treatment under Section 408(k) of the Internal Revenue Code.

Simple IRA- An annuity contract which qualifies for favorable tax treatment under Section 408(p) of the Internal Revenue Code.

Sub-accounts- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units and annuity units are separately maintained – each sub-account corresponds to a single underlying mutual fund.

Tax Sheltered Annuity- An annuity that qualifies for favorable tax treatment under Section 403(b) of the Internal Revenue Code.

Valuation Period (“Valuation Day”)- Each day the New York Stock Exchange is open for business, or any other day during which there is a sufficient degree of trading of underlying mutual fund shares such that the current net asset value of accumulation units or annuity units might be materially affected.

Variable account- Nationwide Variable Account-4, a separate account of Nationwide that contains variable account allocations.  The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

Table of Contents	Page
Glossary of Special Terms	3
Synopsis	6
Underlying Mutual Fund Annual Expenses	7
Example	7
Condensed Financial Information	7
Financial Statements	8
Nationwide Life Insurance Company	8
Nationwide Investment Services Corporation	8
Investing in the Contract	8
Minimum Initial and Subsequent Purchase Payments
The Variable Account and Underlying Mutual Funds
The Contract in General	10
Distribution, Promotional and Sales Expenses
Underlying Mutual Fund Payments
Profitability
Charges and Deductions	12
Standard Charges and Deductions
Mortality and Expense Risk and Administrative Charges
Contingent Deferred Sales Charge
Premium Taxes
Optional Contract Benefits, Charges and Deductions	13
CDSC Options
Death Benefit Options
Extra Value Options
iFLEX Option
Dynamic Advantage Program
Removal of Variable Account Charges
Ownership and Interests in the Contract	19
Contract Owner
Joint Owner
Contingent Ownership
Annuitant
Contingent Annuitant
Co-Annuitant
Beneficiary and Contingent Beneficiary
Changes to the Parties to the Contract
Operation of the Contract	20
Minimum Initial and Subsequent Purchase Payments
Purchase Payment Credits
Pricing
Allocation of Purchase Payments
Determining the Contract Value
Transfers Prior to Annuitization
Frequent Trading and Transfer Restrictions
Transfers After Annuitization
Transfer Requests
Cut-Off Times
Right to Examine and Cancel	23
Surrender (Redemption)	23
Partial Surrenders (Partial Redemptions)
Full Surrenders (Full Redemptions)
Surrenders Under a Texas Optional Retirement Program or a Louisiana Optional Retirement Plan
Surrenders Under a Tax Sheltered Annuity
Loan Privilege	25
Minimum and Maximum Loan Amounts
Maximum Loan Processing Fee
How Loan Requests are Processed
Loan Interest
Loan Repayment

Table of Contents (continued)	Page
Distributions and Annuity Payments
Transferring the Contract
Grace Period and Loan Default
Assignment	26
Contract Owner Services	26
Systematic Withdrawals
Dynamic Advantage Program
Annuity Commencement Date	29
Annuitizing the Contract	29
Annuitization Date
Annuitization
Fixed Payment Annuity
Variable Payment Annuity
Frequency and Amount of Annuity Payments
Annuity Payment Options
Death Benefits	30
Death of Contract Owner – Non-Qualified Contracts
Death of Annuitant – Non-Qualified Contracts
Death of Contract Owner/Annuitant
Death Benefit Payment
Death Benefit Calculations
Statements and Reports	33
Legal Proceedings	33
Table of Contents of the Statement of Additional Information	35
Appendix A: Underlying Mutual Funds	36
Appendix B: Condensed Financial Information	41
Appendix C: Contract Types and Tax Information	42

Synopsis

Contract Expenses

The following tables describe the fees and expenses that a contract owner will pay when buying, owning, or surrendering the contract.  Please refer to the applicable section later in this prospectus for a detailed description of each charge.

The first table describes the fees and expenses a contract owner will pay at the time the contract is purchased, surrendered, or when cash value is transferred between investment options.

Contract Owner Transaction Expenses
Maximum Contingent Deferred Sales Charge ("CDSC") (as a percentage of purchase payments surrendered) Contracts that elect the standard CDSC schedule will be referred to as "B Schedule" contracts	7%[1]
Maximum Loan Processing Fee	$25[2]
Maximum Premium Tax Charge (as a percentage of purchase payments)	5%[3]

The next table describes the fees and expenses that a contract owner will pay periodically during the life of the contract (not including underlying mutual fund fees and expenses).

Recurring Contract Expenses
Annual Loan Interest Charge	2.25%[4]
Variable Account Annual Expenses (annualized rate of total variable account charges as a percentage of the daily net assets)
Mortality and Expense Risk Charge	1.05%
Administrative Charge	0.20%
CDSC Options (an applicant may elect one)
Four Year CDSC Option ("L Schedule Option") Total Variable Account Charges (including this options only)	0.40%[5] 1.65%
No CDSC Option ("C Schedule Option") Total Variable Account Charges (including this option only)	0.45%[6] 1.70%
Death Benefit Options (an applicant may purchase one death benefit option as a replacement for the standard death benefit)
Highest Anniversary Death Benefit Option Total Variable Account Charges (including this option only)	0.30% 1.55%
Return of Premium Enhanced Death Benefit Option………………………………………………………….. Total Variable Account Charges (including this option only)	0.20% 1.45%
(continued on next page)

1 Range of CDSC over time:
Number of Completed Years from Date of Purchase Payment	0	1	2	3	4	5	6	7
CDSC Percentage	7%	7%	6%	5%	4%	3%	2%	0%

2 Nationwide may assess a loan processing fee at the time each new loan is processed.  Currently, Nationwide does not assess a loan processing fee.

3Nationwide will charge between 0% and 5% of purchase payments for premium taxes levied by state or other government entities.

4The loan interest rate is determined, based on market conditions, at the time of loan application or issuance. The loan balance in the collateral fixed account is credited with interest at 2.25% less than the loan interest rate.  Thus, the maximum net loan interest charge is an annual rate of 2.25%, which is applied against the outstanding loan balance.

5 Range of L Schedule Option CDSC over time:
Number of Completed Years from Date of Purchase Payment	0	1	2	3	4
CDSC Percentage	7%	7%	6%	5%	0%

6 Election of the C Schedule Option eliminates the standard CDSC schedule; no CDSC will be assessed upon surrenders from the contract.

Recurring Contract Expenses continued
Extra Value Options[7] (an applicant may elect one)
3% Extra Value Option Total Variable Account Charges (including this option only)	0.40% 1.65%
4% Extra Value Option Total Variable Account Charges (including this option only)	0.55% 1.80%
iFLEX Option Total Variable Account Charges (including this option only)	0.60%[8] 1.85%
Dynamic Advantage Program (“DAP”) Charge Total Variable Account Charges (including this option only)	0.35%[9] 1.60%

The next table shows the fees and expenses that a contract owner would pay if he/she elected all of the optional benefits available under the contract (and the most expensive of mutually exclusive optional benefits).

Summary of Maximum Contract Expenses (Expenses shown are the annualized rates charged as a percentage of the daily net assets of the variable account.)
Mortality and Expense Risk Charge (applicable to all contracts)	1.05%
Administrative Charge (applicable to all contracts)	0.20%
L Schedule Option	0.40%
Highest Anniversary Death Benefit Option	0.30%
4% Extra Value Option	0.55%
Dynamic Advantage Program	0.35%
iFLEX Option	0.60%
Maximum Possible Total Variable Account Charges	3.45%

Underlying Mutual Fund Annual Expenses

The next table shows the minimum and maximum total operating expenses, as of December 31, 2006, charged by the underlying mutual funds periodically during the life of the contract.  The table does not reflect Short-Term Trading Fees.  More detail concerning each underlying mutual fund’s fees and expenses is contained in the prospectus for each underlying mutual fund.

Total Annual Underlying Mutual Fund Operating Expenses	Minimum	Maximum

Expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of underlying mutual fund assets.	0.56%	5.12%

The minimum and maximum underlying mutual fund operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some underlying mutual funds.  Therefore, actual expenses could be lower.  Refer to the underlying mutual fund prospectuses for specific expense information.

Example

This Example is intended to help contract owners compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.  These costs include contract owner transaction expenses, contract fees, variable account annual expenses, and underlying mutual fund fees and expenses.  The Example does not reflect premium taxes or Short-Term Trading Fees which, if reflected, would result in higher expenses.

7Nationwide will discontinue deducting the charge associated with the 3% and 4% Extra Value Options 7 years from the date the contract was issued.

8 Currently, the variable account charge for the iFLEX Option is equal to an annualized rate of 0.40% of the daily net assets of the variable account.
9 If the iFLEX Option is elected, certain models available with DAP and/or underlying mutual funds may be restricted or made unavailable.

The Example assumes:
•	a $10,000 investment in the contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the underlying mutual funds;
•	the B Schedule CDSC; and
•	the total variable account charges associated with the most expensive combination of optional benefits (3.45%).

For those contracts that do not elect the most expensive combination of optional benefits, the expenses would be lower.

	If you surrender your contract at the end of the applicable time period				If you do not surrender your contract				If you annuitize your contract at the end of the applicable time period
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (5.12%)	1,600	3,093	4,454	7,540	900	2,593	4,154	7,540	*	2,593	4,154	7,540
Minimum Total Underlying Mutual Fund Operating Expenses (0.56%)	1,121	1,773	2,439	4,363	421	1,293	2,139	4,363	*	1,273	2,139	4,363

*The contracts sold under this prospectus do not permit annuitization during the first two contract years.

Condensed Financial Information

The value of an accumulation unit is determined on the basis of changes in the per share value of the underling mutual funds and the assessment of variable account charges which may vary from contract to contract (for more information on the calculation of accumulation unit values, see “Determining Variable Account Value – Valuing an Accumulation Unit”). Since all of the sub-accounts were added to the variable account on August 1, 2007, there are no accumulation unit values. Please refer to Appendix B for information regarding the minimum and maximum class of Accumulation Unit Values.

Financial Statements

Financial statements for the variable account and consolidated financial statements for Nationwide are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting Nationwide’s home office at the telephone number listed on page 1 of this prospectus.

Nationwide Life Insurance Company

Nationwide is a stock life insurance company organized under Ohio law in March 1929 with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide is a provider of life insurance, annuities and retirement products.  It is admitted to do business in all states, the District of Columbia and Puerto Rico.

Nationwide is a member of the Nationwide group of companies.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies.  The Companies were organized under Ohio law in December 1925 and 1933 respectively.  The Companies engage in a general insurance and reinsurance business, except life insurance.

Nationwide Investment Services Corporation

The contracts are distributed by the general distributor, Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215.  NISC is a wholly owned subsidiary of Nationwide.

Investing in the Contract

The contracts described in this prospectus are flexible purchase payment contracts.  The contracts may be issued as either individual or group contracts.  In those states where contracts are issued as group contracts, references throughout this prospectus to "contract(s)" will also mean "certificate(s)."

The contracts can be categorized as follows:

•	Charitable Remainder Trusts;
•	Individual Retirement Annuities ("IRAs");
•	Investment-only Contracts;
•	Non-Qualified Contracts;
•	Roth IRAs;
•	Simple IRAs;
•	Simplified Employee Pension IRAs ("SEP IRAs"); and
•	Tax Sheltered Annuities, with contributions rolled-over or transferred from other Tax Sheltered Annuities.

For more detailed information with regard to the differences in the contract types, please see Appendix C:  Contract Types and Tax Information later in this prospectus.

Minimum Initial and Subsequent Purchase Payments

Contract Type	Minimum Initial Purchase Payment	Minimum Subsequent Payments*
Non-Qualified	$10,000	$500
IRA	$10,000	$500
SEP IRA	$10,000	$500
Simple IRA	$10,000	$500
Roth IRA	$10,000	$500
Tax Sheltered Annuity	$10,000	$500
Investment-only	$10,000	$500
Charitable Remainder Trust	$10,000	$500

*For subsequent purchase payments, sent via electronic deposit, the minimum subsequent purchase payment is $50.  Subsequent purchase payments are not permitted in some states under certain circumstances.

If the contract owner elects an Extra Value Option, amounts credited to the contract in excess of total purchase payments may not be used to meet the minimum initial and subsequent purchase payment requirements.

The Variable Account and Underlying Mutual Funds

Nationwide Variable Account-4 is a variable account that contains the underlying mutual funds listed in Appendix A.  The variable account was established on October 7, 1987, pursuant to Ohio law.  Although the variable account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.

Income, gains, and losses credited to, or charged against, the variable account reflect the variable account’s own investment experience and not the investment experience of Nationwide’s other assets.  The variable account’s assets are held separately from Nationwide’s assets and are not chargeable with liabilities incurred in any other business of Nationwide.  Nationwide is obligated to pay all amounts promised to contract owners under the contracts.

The variable account is divided into sub-accounts, each corresponding to a single underlying mutual fund.  Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on contract owner instructions.

Each underlying mutual fund’s prospectus contains more detailed information about that fund.  Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Contract owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded fund.

The particular underlying mutual funds available under the contract may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  Contract owners will receive notice of any such changes that affect their contract.  Additionally, not all of the underlying mutual funds are available in every state.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the variable account.  These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

Voting Rights

Contract owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights.  Nationwide will vote contract owner shares at special shareholder meetings based on contract owner instructions.  However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Contract owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholders’ vote as soon as possible before the shareholder meeting.  Notification will contain proxy materials and a form with which to give Nationwide voting instructions.  Nationwide will vote shares for which no instructions are received in the same proportion as those that are received. What this means to you is that when only a small number of contract owners vote, each vote has a greater impact on, and may control the outcome of the vote.

The number of shares which a contract owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of the underlying mutual fund.  Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide.  Nationwide does not anticipate any disadvantages to this.  However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies.  If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution, elimination, or combination of shares may take place without the prior approval of the SEC.

Annuity Payments

Annuity payments begin on the annuitization date and will be based on the annuity payment option chosen prior to annuitization.  Nationwide will send annuity payments within 7 days after each annuity payment date.

Taxation

How a contract is taxed depends on the type of contract issued and the purpose for which the contract is purchased.  Nationwide will charge against the contract any premium taxes levied by any governmental authority (see "Federal Tax Considerations" in Appendix C: Contract Types and Tax Information and "Premium Taxes").

10 Day Free Look

Under state insurance laws, you have the right, during a limited period of time, to examine your contract and decide if you want to keep it or cancel it. This right is referred to as your “free look” right. The length of this time period depends on the law of your state, and may vary depending on whether your purchase is a replacement or not. Check your contract for more details about your free look right.

The Contract in General

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs.  There are costs and charges associated with these benefits and advantages – costs and charges that are different, or do not exist at all, within other investment products.  With help from financial consultants and advisers, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates.

Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options.  This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.  Not all benefits, programs, features and investment options described in this prospectus are available or approved for use in every state.

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

If this contract is purchased to replace another variable annuity, be aware that the mortality tables used to determine the amount of annuity payments may be less favorable than those in the contract being replaced.

These contracts are offered to customers of various financial institutions and brokerage firms.  The individual financial institution or brokerage firm may limit the availability of certain features or optional benefits in accordance with their internal policies.  No financial institution or brokerage firm is responsible for the guarantees under the contracts.  Guarantees under the contracts are the sole responsibility of Nationwide.

In general, deferred variable annuities are long-term investments; they are not intended as short-term investments.  Accordingly, Nationwide has designed the contract to offer features, pricing, and investment options that encourage long-term ownership.  It is very important that contract owners and prospective contract owners understand all the costs associated with owning a contract, and if and how those costs change during the lifetime of the contract.  Contract and optional charges may not be the same in later contract years as they are in early contract years.  The various contract and optional benefit charges are assessed in order to compensate Nationwide for administrative services, distribution and operational expenses, and assumed actuarial risks associated with the contract.

Following is a discussion of some relevant factors that may be of particular interest to prospective investors.

Distribution, Promotional and Sales Expenses

Nationwide pays commissions to the firms that sell the contracts.  The maximum gross commission that Nationwide will pay on the sale of the contracts is 7.25%.  Note that the individual registered representatives typically receive only a portion of this amount; the remainder is retained by the firm.  Nationwide may also, instead of a premium-based commission, pay an asset-based commission (sometimes referred to as "trails" or "residuals"), or a combination of the two.

In addition to or partially in lieu of commission, Nationwide may also pay the selling firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market Nationwide's products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of Nationwide's products.  For more information on the exact compensation arrangement associated with this contract, please consult your registered representative.

Underlying Mutual Fund Payments

Nationwide’s Relationship with the Underlying Mutual Funds

The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The variable account aggregates contract owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption

requests to each underlying mutual fund daily.   The variable account (not the contract owners) is the underlying mutual fund shareholder.  When the variable account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  Nationwide incurs these expenses instead.

Nationwide also incurs the distribution costs of selling the contract (as discussed above), which benefit the underlying mutual funds by providing contract owners with sub-account options that correspond to the underlying mutual funds.

An investment adviser or subadviser of an underlying mutual fund or its affiliates may provide Nationwide or its affiliates with wholesaling services that assist in the distribution of the contract and may pay Nationwide or its affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the contract.

Types of Payments Nationwide Receives

In light of the above, the underlying mutual funds and their affiliates make certain payments to Nationwide or its affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the contracts and other variable contracts Nationwide and its affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the contracts, paying expenses that Nationwide or its affiliates incur in promoting, marketing, and administering the contracts and the underlying mutual funds, and achieving a profit.

Nationwide or its affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, Nationwide benefits from assets invested in Nationwide’s affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because its affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, Nationwide may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

Nationwide took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the contracts (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, Nationwide would have imposed higher charges under the contract.

Amount of Payments Nationwide Receives

For the year ended December 31, 2006, the underlying mutual fund payments Nationwide and its affiliates received from the underlying mutual funds did not exceed 0.65% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this contract or other variable contracts that Nationwide and its affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to Nationwide or its affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments Nationwide and its affiliates receive depends on the assets of the underlying mutual funds attributable to the contract, Nationwide and its affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds

Nationwide may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor Nationwide considers during the identification process is whether the underlying mutual fund’s adviser or subadviser is one of our affiliates or whether the underlying mutual fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.  For the contracts sold with this prospectus, Nationwide also considers whether the underlying mutual fund has a policy that permits frequent transfers in and out of the corresponding sub-account.

There may be underlying mutual funds with lower fees, as well as other variable contracts that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the contract in relation to its features and benefits when making your decision to invest.  Please note that higher contract and underlying mutual fund fees and charges have a direct effect on your investment performance.

Profitability

Nationwide does consider profitability when determining the charges in the contract.  In early contract years, Nationwide does not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher.  Nationwide does, however, anticipate earning a profit in later contract years.  In general, Nationwide's profit will be greater the higher the investment return and the longer the contract is held.

Charges and Deductions

Standard Charges and Deductions

Mortality and Expense Risk and Administrative Charges

Nationwide deducts a mortality and expense risk charge and an administraive charge from the variable account.  The mortality and expense risk charge is computed on a daily basis and is equal to an annualized rate of 1.05% of the daily net assets of the variable account   The administrative charge is computed on a daily basis and is equal to an annualized rate of 0.20% of the daily net assets of the variable account.

The mortality and expense risk charge is intended to compensate Nationwide for providing the insurance benefits under the contract, including the contract’s basic death benefit that provides guaranteed benefits to your beneficiaries even if the market declines and also the risk that persons we guarantee annuity payments to will live longer than our assumptions, The charge covers the risk that our assumptions about the mortality risks and expenses under this contract are incorrect and that we have agreed not to increase these charges over time despite our actual costs. The administrative charge covers administrative costs associated with providing contract benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. We may increase the administrative charge; however, any increase will only apply to contracts issued after the date of the increase. If there are any profits from the mortality and expense risk charge or the administrative charge, we may use such profits to finance the distribution of contracts.

Contingent Deferred Sales Charge

No sales charge deduction is made from the purchase payments when amounts are deposited into the contracts.  However, if any part of the contract is surrendered, Nationwide will with certain exceptions, deduct a CDSC, as described below.  The CDSC will not exceed 7% of purchase payments surrendered.

The CDSC is calculated by multiplying the applicable CDSC percentage (noted below) by the amount of purchase payments surrendered.

For purposes of calculating the CDSC, surrenders are considered to come first from the oldest purchase payment made to the contract, then the next oldest purchase payment, and so forth.  Earnings are not subject to the CDSC, however, earnings may not be distributed prior to the distribution of all purchase payments.  For tax purposes, a surrender is usually treated as a withdrawal of earnings first.

The CDSC applies as follows:

Number of Completed Years from Date of Purchase Payment	CDSC Percentage
0	7%
1	7%
2	6%
3	5%
4	4%
5	3%
6	2%
7	0%

The CDSC is used to cover sales expenses, including commissions, production of sales material, promotional and other expenses.  If expenses are greater than the CDSC, the shortfall will be made up from Nationwide’s general account, which may indirectly include portions of the variable account charges, since Nationwide may generate a profit from these charges.

All or a portion of any withdrawal may be subject to federal income taxes.  Contract owners taking withdrawals before age 59½ may be subject to a 10% penalty tax.

If the contract owner elects the No CDSC Option at the time of application, no CDSC will be assessed on surrenders.

Waiver of Contingent Deferred Sales Charge

For those contracts where the No CDSC Option is NOT elected, each contract year, the contract owner may withdraw without a CDSC the greater of (1) or (2) where:

(1) 10% of the net difference of purchase payments that are subject to CDSC minus purchase payments surrendered that were subject to CDSC; and

(2)	is amounts required to meet minimum distribution requirements under the Internal Revenue Code.

This CDSC-free privilege is non-cumulative.  Free amounts not taken during any given contract year cannot be taken as free amounts in a subsequent contract year.

In addition, no CDSC will be deducted:

(1)	upon the annuitization of contracts which have been in force for at least 2 years;

(2)	upon payment of a death benefit; or

(3)	from any values which have been held under a contract over 7 years (4 years if the L Schedule Option is elected).

No CDSC applies to transfers among sub-accounts.

A contract held by a Charitable Remainder Trust (within the meaning of Internal Revenue Code Section 664) may withdraw CDSC-free the greater of (a) or (b), where:

(a)	is the amount which would otherwise be available for withdrawal without a CDSC; and

(b)
is the difference between the total purchase payments made to the contract as of the date of the withdrawal (reduced by previous withdrawals) and the contract value at the close of the day prior to the date of the withdrawal.

Partial surrenders taken from this contract to pay advisory or management fees will not be subject to the CDSC provisions of the contract subject to an annual 2% maximum limit.  The 2% maximum withdrawal amount will be determined based upon the contract value as of the most recent calendar year end, or initial purchase payment for contracts issued in the same year as the surrender request(s).  Each surrender requested for the purpose of paying advisory or management fees will apply toward the annual withdrawal maximum of 2%.  Any surrender or that portion of a surrender made for this purpose, that exceeds the limit for that calendar year, will be subject to the CDSC provisions of the contract.  Any surrenders may be subject to income tax and/or tax penalties.  Please see "Partial Surrenders (Partial Redemptions)" later in this prospectus.

The CDSC will not be eliminated if to do so would be unfairly discriminatory or prohibited by state law.

The waiver of CDSC only applies to partial surrenders. If the contract owner elects to surrender the contract in full, where permitted by state law, Nationwide will assess a CDSC on the entire amount surrendered. For purposes of the CDSC free withdrawal privilege, a full surrender is:

•	multiple surrenders taken within a on-year period that deplete the entire contract value; or

•	any single surrender of 90% or more of the contract value.

This contract may, at certain times, be used in connection with certain offers of exchange initiated by Nationwide.  These exchange offers are intended to provide contract owners who meet certain criteria with a variable annuity designed to accommodate active trading.  If a contract is exchanged into this annuity as part of an exchange offer, the exchange will be made on the basis of the relative net asset values of the exchanged contract.  Furthermore, no CDSC will be assessed on the exchanged assets and Nationwide will "tack" the contract’s CDSC schedule onto the new contract.  This means that the CDSC schedule will not start anew on the exchanged assets in the new contract; rather, the CDSC schedule from the exchanged contract will be applied to the exchanged assets both in terms of percentages and the number of completed contract years.  This enables the contract owner to exchange into the new contract without having to start a new CDSC schedule on exchanged assets.  However, if subsequent purchase payments are made to the new contract, they will be subject to any applicable CDSC schedule that is part of the new contract.

Premium Taxes

Nationwide will charge against the contract value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5.0%.  This range is subject to change.  The method used to assess premium tax will be determined by Nationwide at its sole discretion in compliance with state law.

Nationwide currently deducts premium taxes from the contract either at:

(1)	the time the contract is surrendered;

(2)	annuitization; or

(3)	such earlier date as Nationwide becomes subject to premium taxes.

Premium taxes may be deducted from death benefit proceeds.

Optional Contract Benefits, Charges and Deductions

For an additional charge, the following optional benefits are available to contract owners.  Not all optional benefits are available in every state.  Unless otherwise indicated:

(1)	optional benefits must be elected at the time of application;

(2)	optional benefits, once elected, may not be terminated; and

(3)	the charges associated with the optional benefits will be assessed until annuitization.

The charges associated with optional benefits are generally only assessed prior to annuitization.  However, the charges associated with the L Schedule Option and the C Schedule Option will be assessed both before and after annuitization.  Additionally, the charge associated with the Extra Value Options will be assessed for the duration indicated, regardless of when the contract owner annuitizes.  For example, if a contract owner that elected the 3% Extra Value Option annuitizes before the end of the 7th contract year, the charge for that option will continue to be assessed after annuitization until the end of the 7th contract year.

CDSC Options

L Schedule Option

For an additional charge at an annualized rate of 0.40% of the daily net assets of the variable account, the contract owner may elect the L Schedule Option.  Election of the L Schedule Option replaces the B Schedule CDSC schedule with a 4 year CDSC schedule.

The L Schedule Option CDSC schedule applies as follows:

Number of Completed Years from Date of Purchase Payment	CDSC Percentage
0	7%
1	7%
2	6%
3	5%
4	0%

Under this option, CDSC will not exceed 7% of purchase payments surrendered.  The charge associated with the L Schedule Option will be assessed for the life of the contract.  Nationwide may realize a profit from the charge assessed for this option.

C Schedule Option

For an additional charge at an annualized rate of 0.45% of the daily net assets of the variable account, the contract owner may elect the C Schedule Option, under which no CDSC will be assessed on surrenders from the contract in excess of the 10% CDSC free withdrawal amount.  Election of the C Schedule Option makes the contract ineligible to receive purchase payment credits that would otherwise be available under the contract. Additionally, the C Schedule Option is not available with the iFLEX Option.

The charge associated with the C Schedule Option will be assessed for the life of the contract.  Nationwide may realize a profit from the charge assessed for this option.

Death Benefit Options

In lieu of the standard death benefit, the applicant may elect an available death benefit option at the time of application for an additional charge.  Not all of the death benefit options may be available in every state.  The available options are as follows:

Highest Anniversary Death Benefit

For an additional charge at an annualized rate of 0.30% of the daily net assets of the variable account, contracts with annuitants who are 75 years old and younger may elect the highest anniversary death benefit option. If the annuitant dies before the annuitization date, the death benefit will be the greatest of:

(1)	the contract value;

(2)	the total of all purchase payments, less an adjustment for amounts surrendered; or

(3)
the highest contract value on any contract anniversary before the annuitant’s 80th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.

The adjustment for amounts surrendered will reduce items (2) and (3) above in the same proportion that the contract value was reduced on the date(s) or the partial surrender(s).

For contracts that have elected this option, if the total of all purchase payments made to the contract is greater than $3,000,000, the death benefit will be adjusted as described in the “Death Benefit Calculations” provision on page 30.

Return of Premium Enhanced Death Benefit

For an additional charge at an annualized rate of 0.20% of the daily net assets of the variable account, contracts with annuitants who are 75 years old and younger may elect the return of premium death benefit option. If the annuitant dies before the annuitization date, the death benefit will be the total of all purchase payments made to the contract reduced by any surrender in the proportion that such surrender reduced the contract value on the date of surrender.

For contracts that have elected this option, if the total of all purchase payments made to the contract is greater than $3,000,000, the death benefit will be adjusted as described in the “Death Benefit Calculations” provision on page 30.

Extra Value Options

For an additional charge, an applicant can elect one of two Extra Value Options.

Applicants should be aware of the following prior to electing an Extra Value Option:

(1)
Nationwide believes that the Extra Value Options, even after the direct and indirect costs associated with the options, will benefit the majority of contract owners.  If you have questions about whether an Extra Value Option is appropriate for you, please consult your individual registered representative specifically about the option.

(2)	Nationwide may make a profit from the Extra Value Option charge.

(3)
Because the Extra Value Option charge will be assessed against the entire contract value for the first 7 contract years, contract owners who anticipate making additional purchase payments after the first contract year (which will not receive the bonus credit but will be assessed the extra value charge) should carefully examine the Extra Value Option and consult their financial adviser regarding its desirability.

(4)
Nationwide may take back or "recapture" all or part of the amount credited under an Extra Value Option in the event of early surrenders, including revocation of the contract during the contractual free-look period.

(5)	If the market declines during the period that the bonus credits are subject to recapture, the amount subject to recapture could decrease the amount of contract available for surrender.

(6)	The cost of the Extra Value Options and the recapture of the credits (in the event of a surrender) could exceed any benefit of receiving an Extra Value Option credits.

3% Extra Value Option

For an additional charge at an annualized rate of 0.40% of the daily net assets of the variable account, an applicant can elect the 3% Extra Value Option.  After the end of the 7th contract year, Nationwide will discontinue assessing the charges associated with the 3% Extra Value Option.

In exchange, for the first 12 months the contract is in force, Nationwide will apply a credit to the contract equal to 3% of each purchase payment made to the contract.  This credit, which is funded from Nationwide’s general account, will be allocated among the sub-accounts in the same proportion that the purchase payment is allocated to the contract.  Credits applied under this option are considered earnings, not purchase payments.

4% Extra Value Option

For an additional charge at an annualized rate of 0.55% of the daily net assets of the variable account, an applicant can elect the 4% Extra Value Option. After the end of the 7th contract year, Nationwide will discontinue assessing the charges associated with the 4% Extra Value Option.

In exchange, for the first 12 months the contract is in force, Nationwide will apply a credit to the contract equal to 4% of each purchase payment made to the contract.  This credit, which is funded from Nationwide’s general account, will be allocated among the sub-accounts in the same proportion that the purchase payment is allocated to the contract.  Credits applied under this option are considered earnings, not purchase payments.

Recapture of Extra Value Option Credits

Nationwide will recapture amounts credited to the contract in connection with the Extra Value Options if:

(a)	the contract owner cancels the contract pursuant to the contractual free-look provisions;

(b)	the contract owner takes a full surrender before the end of the 7th contract year; or

(c)	the contract owner takes a partial surrender that is or would be subject to a CDSC under the B Schedule CDSC schedule before the end of the 7th contract year.

Contract owners should carefully consider the consequences of taking a surrender that subjects part or all of the credit to recapture.  If contract value decreases due to poor market performance, the recapture provisions could decrease the amount of contract value available for surrender.

Nationwide will not recapture credits under the Extra Value Options under the following circumstances:

(1)	If the withdrawal is not, or would not be, subject to a CDSC under the B Schedule CDSC schedule;

(2)	If the distribution is taken as a result of a death, annuitization, or to meet minimum distribution requirements under the Internal Revenue Code; or

(3)	If the surrender occurs after the end of the 7th contract year.

Recapture Resulting from Exercising Free-Look Privilege

If the contract owner cancels the contract pursuant to the contractual free-look provision, Nationwide will recapture the entire amount credited to the contract under this option.  In those states that require the return of purchase payments for IRAs that are surrendered pursuant to the contractual free-look, Nationwide will recapture the entire amount credited to the contract under this option, but under no circumstances will the amount returned be less than the purchase payments made to the contract.  In those states that allow a return of contract value, the contract owner will retain any earnings attributable to the amount credited, but all losses attributable to the amount credited will be incurred by Nationwide.

Recapture Resulting from a Full Surrender

For contracts with the 3% Extra Value Option or the 4% Extra Value Option, if the contract owner takes a full surrender of the contract before the end of the 7th contract year, Nationwide will recapture the entire amount credited to the contract under the option.

Recapture Resulting from a Partial Surrender

For contracts with the 3% Extra Value Option or the 4% Extra Value Option, if the contract owner takes a partial surrender before the end of the 7th contract year that is subject to CDSC (or would be subject to CDSC but for the election of a CDSC-reducing option), Nationwide will recapture a proportional part of the amount credited to the contract under this option.

For example, Mr. X, who elected the 3% Extra Value Option, makes a $100,000 initial deposit to his contract and receives a 3% credit of $3,000.  In contract year 2, Mr. X takes a $15,000 surrender.  Under the contract Mr. X is entitled to take 10% of purchase payments free of CDSC.  Thus, he can take ($100,000 x 10%) = $10,000 without incurring a CDSC.  That leaves $5,000 of the surrender subject to a CDSC.  For the recapture calculation, Nationwide will multiply that $5,000 by 3% to get the portion of the original credit that Nationwide will recapture.  Thus, the amount of the original credit recaptured as a result of the $15,000 partial surrender is $150.  The amount recaptured will be taken from the sub-accounts in the same proportion that purchase payments are allocated as of the surrender date.

Some state jurisdictions require a reduced recapture schedule.  Please refer to your contract for state specific information.

iFLEX Option

The iFLEX Option allows a contract owner the ability to take withdrawals from the contract of up to 5% of a benefit base annually, whether or not the contract value has declined as a result of negative market conditions.

Availability

The iFLEX Option is available only upon initial application.  The person upon whom the benefit depends (the “determining life”) must be 35 years old or older at the time the contract is purchased.  The determining life is that of the primary contract owner, which shall be designated on the application.  For those contracts where the contract owner is a non-natural person, for purposes of this option, the determining life is that of the primary annuitant, and all references in this option to “contract owner” shall mean primary annuitant.  The determining life may not be changed.

This option may not be elected if the No CDSC Option (C Schedule Option) is also elected.  Contract loans are unavailable under this option. The iFLEX Option may not be available in all states.

Allocation of Contact Value under iFLEX Option

The contract owner may invest in some of the models under the DAP program or to a limited number of underlying mutual funds. In the event the contract value is allocated to an available DAP model, Nationwide will assess the current fee for the DAP option, which is equal to an annualized rate not to exceed 0.35% of the daily net assets of the variable account. Additionally, should the contact owner allocate to an available DAP model, all the provisions set forth in the “Dynamic Advantage Program” section of this prospectus apply.

Due to risk considerations, Nationwide has determined that  certain models available through the DAP service are not currently available when iFLEX is elected. Refer to DAP section of this prospectus for the models that are available.  The contract owner may change DAP models, but Nationwide reserves the right to close off any of the DAP models to future investment.

If the contract owner decides to terminate his/her participation in DAP, the contract value must be allocated to one or more of a limited number of underlying mutual funds.

The contract owner may reallocate the contract value among the underlying mutual funds in accordance with the “Transfers Prior to Annuitization” provision.

Charges

In exchange for these withdrawal benefits, Nationwide will assess an additional charge not to exceed an annualized rate of 0.60% of the daily net assets of the variable account. Currently, the charge associated with this option is an annualized rate of 0.40% of the daily net assets of the variable account. (Once the option is elected, the charge percentage will not change, except, possibly, upon the contract owner’s election to reset the benefit base, as discussed herein.)

Immediate Withdrawal Benefit

This feature permits the contract owner to take immediate withdrawals of up to 5% of the benefit base annually until the benefit is exhausted. The benefit base is the contract value at the time the contract was issued, or, in the event the contract is older than 5 years and no withdrawals were taken in the first 5 years, the greater of the value at contract issue or the 5th anniversary.  The immediate withdrawal base will only change in the event of:

1. a reset opportunity (see “Reset Opportunities” in this subsection);

2. an additional purchase payment prior to first withdrawal (see “Subsequent Purchase Payment” in this subsection); or

3. a withdrawal in excess of 5% (see “Impact of Withdrawals in Excess of 5%” in this subsection).

Immediate withdrawals are subject to the applicable CDSC provisions of the contract.  If taken prior to age 59½, the withdrawals could incur a penalty tax.  Minimum required distributions could cause annual withdrawals to exceed 5% (see, “Minimum Required Distributions" in this subsection).

Taking an Immediate Withdrawal

In order to take an immediate withdrawal, the contract owner must submit a surrender request to Nationwide.  Nationwide will surrender accumulation units from the sub-accounts when an immediate withdrawal is requested.  The amount surrendered from each investment option will be in proportion to the value in each investment option at the time of the surrender request.

Remaining Immediate Withdrawal Base

The amount available or remaining for withdrawal under the benefit is referred to as the "remaining immediate withdrawal base."  This figure is used to track how much the contract owner has withdrawn and how much the contract owner has left to withdraw.

For example, assume the following:

Immediate Withdrawal Base = $100,000

Contract Value = $30,000

Remaining Immediate Withdrawal Base = $55,000

Gross Surrender Request = $5,000

In the above example, the contract owner has already taken immediate withdrawals that have reduced the remaining immediate withdrawal base to $55,000.  The impact of the gross surrender request is:

Immediate Withdrawal Base = $100,000

Contract Value = $25,000

Remaining Immediate Withdrawal Base = $50,000

Contingent Deferred Sales Charges

A withdrawal under the benefit may cause a CDSC to apply (see "Contingent Deferred Sales Charges" earlier in this prospectus).  Application of a CDSC could result in the gross surrender being greater than 5%.  For example, the amount of the surrender request plus the applicable CDSC could exceed the 5% limit.  If applicable, contract owners can request to receive a specific dollar amount of withdrawal (i.e., Nationwide will gross up the withdrawal to include the CDSC amount) or to receive the withdrawal net of the CDSC amount.  In either case, the gross amount of the surrender (i.e., including the CDSC) is the amount used to determine whether the withdrawal exceeds the 5% limit.  A reduction to the immediate withdrawal base will be applied as described in the "Impact of Withdrawals in Excess of 5%" provision if the gross surrender exceeds the 5% limit.

The contract permits a percentage of purchase payments to be withdrawn free of CDSC each year (see "Waiver of Contingent Deferred Sales Charge" earlier in this prospectus).  The total free withdrawal amount permitted (a percentage of purchase payments), however, may result in annual surrenders greater than the 5% limit permitted by this benefit (i.e., 5% of the immediate withdrawal base).  In such case, the reduction described in the "Impact of Withdrawals in Excess of 5%" provision will apply.

Minimum Required Distributions

Withdrawals taken pursuant to minimum required distribution rules under the Internal Revenue Code could also cause gross surrender requests to exceed 5% annually if the rules require a distribution greater than the 5% limit be distributed from the contract.  The reduction to the immediate withdrawal base will be applied as described in the "Impact of Withdrawals in Excess of 5%" provision if distributions result in gross surrenders in excess of 5% annually.

How long will the immediate withdrawals last?  A contract owner can continue to take immediate withdrawals as long as there is remaining immediate withdrawal base value.  The number of years will depend on the amount and frequency of the withdrawals taken.  For example, it would take approximately 20 years for a $100,000 remaining immediate withdrawal base to be exhausted if immediate withdrawals did not exceed 5% annually.

Immediate withdrawals that do not exceed 5% annually reduce the remaining immediate withdrawal base by the dollar amount of each immediate withdrawal until the base reaches zero.  Once the remaining immediate withdrawal base reaches zero, the immediate withdrawal benefit is exhausted, but the contract owner has the right to use the Reset Opportunity to reestablish a benefit base and remaining immediate withdrawal base.

What happens if there is Contract Value but the Remaining Immediate Withdrawal Base is Zero?  If there is contract value left after the remaining immediate withdrawal base is exhausted, the contract owner can no longer take withdrawals under the immediate withdrawal benefit.  Surrenders can still be taken subject to the CDSC provisions of the contract.  The charge associated with the iFLEX Option will continue to be assessed until the contract is terminated or annuitized due to the reset opportunities described in Reset Opportunities section.

What happens if the Contract Value is Zero, but there is Remaining Immediate Withdrawal Base Value?  If contract value reaches zero before the remaining immediate withdrawal base is zero, Nationwide will continue to pay the contract owner 5% of the immediate withdrawal base each contract year until the remaining immediate withdrawal base is zero.  Additionally, if the contract owner has invoked the benefit but has not requested regular or systematic withdrawals, Nationwide will automatically begin paying the contract owner the value of 5% of the current immediate withdrawal base until the remaining immediate withdrawal base is zero.  Once the remaining immediate withdrawal base reaches zero, the contract will automatically terminate.

Lifetime Withdrawal Benefit

If the contract owner does not utilize the immediate withdrawal benefit described above, and he or she meets certain conditions, iFLEX permits the contract owner to utilize a lifetime withdrawal benefit. The lifetime withdrawal benefit also permits the contract owner to surrender 5% annually, however the withdrawal benefit becomes a lifetime benefit that the contract owner can take regardless of contract value.

Note, however, that this lifetime income stream is distinct from the annuitization phase of the contract.

Qualifications for the Lifetime Withdrawal Benefit

In order to qualify for lifetime withdrawals under this option, a contract owner must have owned the contract for 5 years and have reached age 59 ½. For purposes of this section, once these two conditions are met, it will be considered the “lifetime withdrawal phase” of the contract. If any surrenders are made prior to the lifetime withdrawal phase, it is considered an immediate withdrawal benefit and lifetime withdrawals are no longer available.

Lifetime Withdrawal Benefit Base

The lifetime withdrawal benefit base is the greater of the:

a. Contract value on the issue date;

b. Contract value on the fifth contract anniversary; or

c. Reset contract value (see “Reset Opportunities” section).

The lifetime withdrawal base is locked in and will not change unless the contract owner:

•	elects a reset opportunity (see “Reset Opportunities” section);

•	adds an additional purchase payment prior to first withdrawal (see subsequent purchase payment section); or

•	takes a withdrawal in excess of 5% (see impact of withdrawals in excess of 5%).

The contract owner may request a surrender of "lifetime withdrawal amount" equal to 5% of the lifetime withdrawal benefit base. This amount can be taken without reducing the lifetime withdrawal benefit base. All surrenders taken from the contract during the lifetime withdrawal phase will be taken from each investment option in proportion to the value in each investment option at the time of the surrender request.

Thereafter, on each contract anniversary, the contract owner is entitled to surrender an amount equal to the lifetime withdrawal amount without reducing the lifetime withdrawal benefit base.  The contract owner may continue to take annual surrenders that do not exceed the lifetime withdrawal amount until the earlier of the contract owner's death or annuitization regardless of the actual value of the contract.  Thus, it is possible for the contract owner to take annual surrenders equal to the lifetime withdrawal amount after the contract value is zero.  After the contract value falls to zero, the contract owner can continue to take annual surrenders of no more than the lifetime withdrawal amount.  Surrender requests may be submitted systematically or directly by the contract owner.

Although surrenders of the lifetime withdrawal amount do not reduce the lifetime withdrawal benefit base, they do reduce the contract value (and therefore the amount available for annuitization) and the death benefit. They are also subject to the CDSC provisions of the contract.  Lifetime withdrawal amounts not surrendered in a given year are forfeited and may not be claimed in subsequent years.

General Provisions Concerning the iFLEX Option

Impact of Withdrawals in Excess of 5%

The contract owner is permitted to surrender contract value in excess of 5% provided that the contract value is greater than zero.  Surrenders in excess of 5% will reduce the applicable withdrawal benefit base, and consequently, the benefit amount calculated for subsequent years.  In the event of excess surrenders, the applicable withdrawal benefit base will be reduced by the greater of:

1. the dollar amount of the surrender in excess of the benefit amount; or

2. the ratio of the dollar amount of the excess surrender to the contract value (which has been reduced by the amount of  the benefit amount surrendered, i.e. 5% of the applicable withdrawal benefit base), multiplied by the withdrawal benefit base.

In situations where the contract value exceeds the current withdrawal benefit base, excess surrenders will typically result in a dollar amount reduction to the lifetime withdrawal benefit base.  In situations where the contract value is less than the current lifetime withdrawal benefit base, excess surrenders will typically result in a proportional reduction to the lifetime withdrawal benefit base.

Once the contract value falls to zero, the contract owner is no longer permitted to submit additional purchase payments or take surrenders in excess of the benefit amount.

For example:

Immediate Withdrawal Base = $100,000

Contract Value = $30,000

Remaining Immediate Withdrawal Base = $55,000

Gross Surrender Request = $10,000

The impact of the full surrender request will be calculated in two steps:

1. The impact of the request up to 5% would be (5% of $100,000 = $5,000):

Permissible 5% Withdrawal = $5,000

Immediate Withdrawal Base = $100,000

Contract Value = $25,000

Remaining Immediate Withdrawal Base = $50,000

and

2. Because the total request exceeded the allowable 5% by $5,000 ($10,000 - $5,000 = $5,000), the proportionate reduction (described above) is applied as follows:

5,000/25,000*100,000 = $20,000.

Therefore, the full impact of the request on the contract would be:

Immediate Withdrawal Base = $80,000

Contract Value = $20,000

Remaining Immediate Withdrawal Base = $30,000

The contract value is reduced by the dollar amount of the excess surrender request ($5,000).

Subsequent Purchase Payments

Currently, subsequent purchase payments are permitted under the iFLEX Option.  However, Nationwide reserves the right to limit subsequent payments in the future. Purchase payments that are made before the first withdrawal will increase the applicable benefit base (immediate withdrawal base, remaining immediate withdrawal base, or lifetime withdrawal base) for the benefit that the contract owner is utilizing by the dollar amount of the purchase payment.  Purchase payments made after the first withdrawal would be included in the account value and therefore taken into account in the event the contract owner elects a reset opportunity, as set forth below.

5th Contract Anniversary Ratchet

On the 5th anniversary of the contract, Nationwide will compare the contract value on the date of purchase with the contract value on the fifth anniversary. Nationwide will make the benefit base (either the immediate withdrawal base or the lifetime withdrawal benefit base) equal to whichever value is higher. The ratchet will only occur if no surrenders to the contract have been made prior to the 5th anniversary.

Reset Opportunities

Every five years starting with the 10th anniversary of the contract, the contract owner will have the opportunity to instruct Nationwide to reset the applicable benefit base(s) to equal the current contract value.  Nationwide will provide the contract owner with the contract value and the applicable benefit base(s), and will provide instructions on how to communicate an election to reset the benefit base(s).  If the contract owner elects to reset the benefit base(s), it will be at the then current terms and conditions of the option and all applicable bases will be set equal to contract value (i.e. if the owner is using the immediate withdrawal benefit then both the immediate benefit base and remaining benefit base will be set to the current contract value).  If Nationwide does not receive a contract owner’s election to reset the benefit base(s) within 60 days after the surrender anniversary, Nationwide will assume that the contract owner does not wish to reset the benefit base(s).

Termination of Benefit

Upon annuitization of the contract, the charge associated with this option will no longer be assessed and all benefits associated with the iFLEX Option will terminate.  Additionally, upon the primary contract owner’s (as designated on the application) death the benefits associated with the option terminate. These benefits will not continue with a joint owner.

Taxation of Surrenders under the iFLEX Option

Although the tax treatment is not clear, when the contract owner takes a surrender from the contract before the annuitization date, Nationwide will treat the following amount of the surrender as a taxable distribution: the excess of the greater of (a) the contract value immediately before the surrender; or (b) the guaranteed benefit amount immediately before the surrender; over the remaining investment in the contract.  In certain circumstances, this treatment could result in the contract value being less than the investment in the contract after the surrender.  A subsequent surrender under such circumstances could result in a loss that may be deductible.  Please consult a qualified tax advisor.

Dynamic Advantage Program

The Dynamic Advantage Program is available for election at any time before annuitization.  While the Dynamic Advantage Program is in effect, Nationwide will deduct a charge equal to an annualized rate of not more than 0.35% of the daily net assets of the variable account.  In exchange, Nationwide will provide administrative services enabling contract owners to have their contract value allocated and reallocated according to actively managed models, for which Rydex Advisory Services, LLC acts as investment adviser.

Removal of Variable Account Charges

For certain optional benefits, a charge is assessed only for a specified period of time.  To remove a variable account charge at the end of the specified charge period, Nationwide systematically re-rates the contract.  This re-rating results in lower contract charges, but no change in contract value or any other contractual benefit.

Re-rating involves two steps: the adjustment of contract expenses and the adjustment of the number of units in the contract.

The first step, the adjustment of contract expenses, involves removing the charge from the unit value calculation.  For example, on a contract where the only optional benefit elected is the 3% Extra Value Option, the variable account value will be calculated using unit values with variable account charges of 1.65% for the first 7 contract years.  At the end of that period, the contract will be re-rated, and the 0.40% charge associated with the 3% Extra Value Option will be removed.  From that point on, the variable account value will be calculated using the unit values with variable account charges at 1.25%.  Thus, the 3% Extra Value Option charge is no longer included in the daily sub-account valuation for the contract.

The second step of the re-rating process, the adjustment of the number of units in the contract, is necessary in order to keep the re-rating process from altering the contract value.  Generally, for any given sub-account, the higher the variable account charges, the lower the unit value, and vice versa.  For example, sub-account X with charges of 1.65% will have a lower unit value than sub-account X with charges of 1.25% (higher expenses result in lower unit values).  When, upon re-rating, the unit values used in calculating variable account value are dropped from the higher expense level to the lower expense level, the higher unit values will cause an incidental increase in the contract value.  In order to avoid this incidental increase, Nationwide adjusts the number of units in the contract down so that the contract value after the re-rating is the same as the contract value before the re-rating.

Ownership and Interests in the Contract

Contract Owner

Prior to the annuitization date, the contract owner has all rights under the contract, unless a joint owner is named.  If a joint owner is named, each joint owner has all rights under the contract.  Purchasers who name someone other than themselves as the contract owner will have no rights under the contract.

On the annuitization date, the annuitant becomes the contract owner, unless the contract owner is a Charitable Remainder Trust.  If the contract owner is a Charitable Remainder Trust, the Charitable Remainder Trust continues to be the contract owner after annuitization.

Contract owners of Non-Qualified Contracts may name a new contract owner at any time before the annuitization date.  Any change of contract owner automatically revokes any prior contract owner designation.  Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

Joint Owner

Joint owners each own an undivided interest in the contract.

Non-Qualified contract owners can name a joint owner at any time before annuitization.  However, joint owners must be spouses at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners.

Generally, the exercise of any ownership rights under the contract must be in writing and signed by both joint owners.  However, if a written election, signed by both contract owners, authorizing Nationwide to allow the exercise of ownership rights independently by either joint owner is submitted, Nationwide will permit joint owners to act independently.  If such an authorization is submitted, Nationwide will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either joint owner.

If either joint owner dies before the annuitization date, the contract continues with the surviving joint owner as the remaining contract owner.

Contingent Owner

The contingent owner succeeds to the rights of a contract owner if a contract owner who is not the annuitant dies before the annuitization date, and there is no surviving joint owner.

If a contract owner who is the annuitant dies before the annuitization date, the contingent owner will not have any rights under the contract, unless such contingent owner is also the beneficiary.

The contract owner may name a contingent owner at any time before the annuitization date.

Annuitant

The annuitant is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends.  This person must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for an annuitant of greater age.

Only Non-Qualified Contract owners may name someone other than himself/herself as the annuitant.

The contract owner may not name a new annuitant without Nationwide’s consent.

Contingent Annuitant

If the annuitant dies before the annuitization date, the contingent annuitant becomes the annuitant.  The contingent annuitant must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for a contingent annuitant of greater age.

If a contingent annuitant is named, all provisions of the contract that are based on the annuitant’s death prior to the annuitization date will be based on the death of the last survivor of the annuitant and contingent annuitant.

Co-Annuitant

A co-annuitant, if named, must be the annuitant’s spouse.  The co-annuitant may be named at any time prior to annuitization and will receive the benefit of the Spousal Protection Feature (subject to the conditions set forth in the "Spousal Protection Feature" provision).

If either co-annuitant dies before the annuitization date, the surviving co-annuitant may continue the contract and will receive the benefit of the Spousal Protection Feature.

Beneficiary and Contingent Beneficiary

The beneficiary is the person who is entitled to the death benefit if the annuitant dies before the annuitization date and there is no joint owner.  The contract owner can name more than one beneficiary.  Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

A contingent beneficiary will succeed to the rights of the beneficiary if no beneficiary is alive when a death benefit is paid.  The contract owner can name more than one contingent beneficiary.  Multiple contingent beneficiaries will share the death benefit equally, unless otherwise specified.

Changes to the Parties to the Contract

Prior to the annuitization date (and subject to any existing assignments), the contract owner may request to change the following:

•	contract owner (Non-Qualified Contracts only);

•	joint owner (must be the contract owner’s spouse);

•	contingent owner;

•	annuitant (subject to Nationwide’s underwriting and approval);

•	contingent annuitant (subject to Nationwide’s underwriting and approval);

•	co-annuitant (must be the annuitant’s spouse);

•	beneficiary; or

•	contingent beneficiary.

The contract owner must submit the request to Nationwide in writing and Nationwide must receive the request at its home office before the annuitization date.  Once Nationwide receives and records the change request, the change will be effective as of the date the written request was signed. The change will not affect any action taken by Nationwide before the change was recorded.

In addition to the above requirements, any request to change the contract owner must be signed by the existing contract owner and the person designated as the new contract owner.  Nationwide may require a signature guarantee.

If the contract owner is not a natural person and there is a change of the annuitant, distributions will be made as if the contract owner died at the time of the change, regardless of whether the contract owner named a contingent annuitant.

Nationwide reserves the right to reject any change request that would alter the nature of the risk that Nationwide assumed when it originally issued the contract (see "Purpose of the Contract" earlier in this prospectus).

Operation of the Contract

Minimum Initial and Subsequent Purchase Payments

Contract Type	Minimum Initial Purchase Payment	Minimum Subsequent Payments*
Non-Qualified	$10,000	$500
IRA	$10,000	$500
SEP IRAs	$10,000	$500
Simple IRAs	$10,000	$500
Roth IRA	$10,000	$500
Tax Sheltered Annuity	$10,000	$500
Investment -only	$10,000	$500
Charitable Remainder Trust	$10,000	$500

*For subsequent purchase payments, sent via electronic deposit, the minimum subsequent purchase payment is $50.  Subsequent purchase payments are not permitted in some states under certain circumstances.

If the contract owner elects the Extra Value Option, amounts credited to the contract may not be used to meet the minimum initial and subsequent purchase payment requirements.

The cumulative total of all purchase payments under contracts issued by Nationwide on the life of any one annuitant cannot exceed $1,000,000 without Nationwide’s prior consent.

Purchase Payment Credits

Purchase Payment Credits ("PPCs") are additional credits that Nationwide will apply to a contract when cumulative purchase payments reach certain aggregate levels.  PPCs are available to all contracts except for those where the C Schedule Option has been elected.

Each time a contract owner submits a purchase payment, Nationwide will perform a calculation to determine if and how many PPCs are payable as a result of that particular deposit.

The formula used to determine the amount of the PPC is as follows:

(Cumulative Purchase Payments x PPC%)
–	PPCs Paid to Date
=	PPCs Payable

Cumulative Purchase Payments = the total of all purchase payments applied to the contract, including the current deposit, minus any surrenders.

PPC% = either 0.0%, 0.5%, or 1.0%, depending on the level of Cumulative Purchase Payments as follows:

If Cumulative Purchase Payments are . . .	Then the PPC% is . . .
$0 - $499,999	0.0% (no PPC is payable)
$500,000 - $999,999	0.5%
$1,000,000 or more	1.0%

PPCs Paid to Date = the total PPCs that Nationwide has already applied to the contract.

PPCs Payable = the PPCs that Nationwide will apply to the contract as a result of the current deposit.

For example, on March 1, Ms. Z makes an initial deposit of $200,000 to her contract.  She does not receive a PPC since her Cumulative Purchase Payments are less than $500,000.

On April 1, Ms. Z applies additional purchase payments of $350,000.  Cumulative Purchase Payments now equal $550,000.  Nationwide will apply PPCs to Ms. Z’s contract equal to $2,750, which is (0.5% x $550,000) - $0.

On May 1, Ms. Z takes a surrender of $150,000.  Cumulative Purchase Payments now equal $400,000.

On June 1, Ms. Z applies additional purchase payments of $500,000.  Cumulative Purchase Payments now equal $900,000.  Nationwide will apply PPCs to Ms. Z’s contract equal to $1,750, which is ($900,000 x 0.5%) - $2,750.  At this point in time, a total of $4,500 in PPCs have been applied to Ms. Z’s contract.

On July 1, Ms. Z applies additional purchase payments of $300,000.  Cumulative Purchase Payments now equal $1,200,000.  Nationwide will apply PPCs to Ms. Z’s contract equal to $7,500, which is ($1,200,000 x 1.0%) - $4,500.  At this point in time, a total of $12,000 in PPCs have been applied to Ms. Z’s contract.

For purposes of all benefits and taxes under these contracts, PPCs are considered earnings, not purchase payments, and they will be allocated in the same proportion that purchase payments are allocated on the date the PPCs are applied.If the contract owner cancels the contract pursuant to the contractual free-look provision, Nationwide will recapture all PPCs applied to the contract.  In those states that require the return of purchase payments for IRAs that are surrendered pursuant to the contractual free-look, Nationwide will recapture all PPCs, but under no circumstances will the amount returned to the contract owner be less than the purchase payments made to the contract.  In those states that allow a return of contract value, the contract owner will retain any earnings attributable to the PPCs, but all losses attributable to the PPCs will be incurred by Nationwide.

All PPCs are fully vested after the end of the contractual free-look period and they are not subject to recapture.

Pricing

Initial purchase payments allocated to sub-accounts will be priced at the accumulation unit value determined no later than 2 business days after receipt of an order to purchase if the application and all necessary information are complete and are received before the close of the New York Stock Exchange, which generally occurs at 4:00 p.m. Eastern Time (if the order is received after 4:00 p.m., the initial purchase payment will be priced within two business days after the next business day).   If the application is not completed within 5 business days, the prospective purchaser will be informed of the reason for the delay.  The purchase payment will be returned to the prospective purchaser unless he or she specifically consents to allow Nationwide to hold the purchase payment until the application is completed.

Any subsequent purchase payment will be priced as of the day it is received by us with all necessary information if the request is received before the close of the New York Stock Exchange. If the subsequent Purchase Payment is received with all the necessary information after the close of the New York Stock Exchange, it will be priced as of the next business day.

Except on the days listed below and on weekends, purchase payments are priced every day. Purchase payments will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

• New Year’s Day	• Independence Day
• Martin Luther King, Jr. Day	• Labor Day
• Presidents’ Day	• Thanksgiving
• Good Friday	• Christmas
• Memorial Day

Nationwide also will not price purchase payments if:

(1)	trading on the New York Stock Exchange is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist.  On those days when the NYSE is open and Nationwide is closed, contract value may change and the contract owners will not have access to their accounts.

Allocation of Purchase Payments

Nationwide allocates purchase payments to sub-accounts as instructed by the contract owner.  Shares of the underlying mutual funds allocated to the sub-accounts are purchased at net asset value, then converted into accumulation units.  Contract owners can change allocations or make exchanges among the sub-accounts.  However, no change may be made that would result in an amount less than 1% of the purchase payments being allocated to any sub-account. Nationwide will inform the contract owner, in writing or by telephone, that such a  request will not be honored and the allocations among the sub-accounts prior to the request will remain in effect.  Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.

Determining the Contract Value

The contract value is the value of amounts allocated to the sub-accounts of the variable account.

If part or all of the contract value is surrendered, or charges are assessed against the whole contract value, Nationwide will deduct a proportionate amount from each of the sub-accounts.

Determining Variable Account Value – Valuing an Accumulation Unit

Purchase payments or transfers allocated to sub-accounts are accounted for in accumulation units.  Accumulation unit values (for each sub-account) are determined by calculating the net investment factor for the underlying mutual funds for the current valuation period and multiplying that result with the accumulation unit values determined on the previous valuation period.

Nationwide uses the net investment factor as a way to calculate the investment performance of a sub-account from valuation period to valuation period.  For each sub-account, the net investment factor shows the investment performance of the underlying mutual fund in which a particular sub-account invests, including the charges assessed against that sub-account for a valuation period.

The net investment factor is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

(a)	is the sum of:

(1)	the net asset value of the underlying mutual fund as of the end of the current valuation period; and

(2)	the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current valuation period);

(b)	is the net asset value of the underlying mutual fund determined as of the end of the preceding valuation period; and

(c)
is a factor representing the daily variable account charges, which may include charges for contract options chosen by the contract owner.  The factor is equal to an annualized rate ranging from 1.25% to 3.45% of the daily net assets of the variable account, depending on which contract features the contract owner chose.

Based on the net investment factor, the value of an accumulation unit may increase or decrease.  Changes in the net investment factor may not be directly proportional to changes in the net asset value of the underlying mutual fund shares because of the deduction of variable account charges.

Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

Transfers Prior to Annuitization

Generally, allocations may be transferred among the sub-accounts once per valuation period without charges or penalties.

Frequent Trading and Transfer Restrictions

The contracts sold with this prospectus are designed to support active trading strategies, such as market timing,  that require frequent movement between or among sub-accounts.  All of the sub-accounts are available for frequent transfers except for  sub-accounts corresponding to the Commodities Strategy Fund, the Absolute Return Strategies Fund, the Hedged Equity Fund, the Multi-Cap Core Equity Fund, and the Sector Rotation Fund of the Rydex Variable Trust ( the  “limited transfer” funds ).  Rydex has determined that the limited transfer funds are not suitable for active investors, and does not permit frequent transfers in and out of these funds.

All other sub-accounts permit unlimited transfers.  Frequent transfers in the underlying funds corresponding to the sub-accounts may disrupt portfolio management of the underlying funds, hurt the underlying funds’ performance, and drive underlying fund expenses higher.  More specifically, frequent trading can result in:

•	the dilution of the value of the investors' interests in the underlying mutual fund;

•
underlying mutual fund managers taking actions that negatively impact performance (keeping a larger portion of the underlying mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

Moreover, because other insurance companies and/or retirement plans invest in the Rydex funds, the risk exists that these funds may suffer harm from programmed, frequent, or large transfers  by those investors, which will be borne by all shareholders of the affected underlying funds.

A contract owner who does not intend to use an active trading strategy should consult his/her registered representative and request information on other Nationwide variable annuity contracts.
Because of the potential harm to investors and the determination by Rydex that the limited transfer funds are not suitable for frequent trading, Nationwide discourages (and will take action to deter) frequent transfers  between or among the sub-accounts corresponding to the limited transfer funds (the “limited transfer sub-accounts”).  Nationwide has implemented, or reserves the right to implement, several restrictions designed to  deter excessive transfers in limited transfer sub-accounts.  However, Nationwide makes no assurances that all risks associated with short-term trading will be completely eliminated by these processes and/or restrictions.

Nationwide cannot guarantee that its attempts to deter active trading strategies in these sub-accounts will be successful.  If we are unable to deter active trading strategies in these sub-accounts, the performance of the sub-accounts that are actively traded may be adversely impacted.

U.S. Mail Restrictions

If Nationwide determines that a contract owner (or a third party acting on the contract owner's behalf) is engaging in harmful market timing, Nationwide reserves the right to take actions to protect investors, including exercising its right to terminate the ability of specified contract owners to submit transfer requests via telephone, facsimile, or over the internet.  If Nationwide exercises this right, affected contract owners would be limited to submitting transfer requests via U.S. mail.

Other Restrictions

Nationwide reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect contract owners, annuitants, and beneficiaries from the negative investment results that may result from inappropriate market timing or other harmful investment practices employed by some contract owners (or third parties acting on their behalf).

Any restrictions that Nationwide implements will be applied consistently and uniformly.

Underlying Mutual Fund Restrictions and Prohibitions

Pursuant to regulations adopted by the SEC, Nationwide is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)            request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any Nationwide contract owner;
(2)            request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and
(3)            instruct Nationwide to restrict or prohibit further purchases or exchanges by contract owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Nationwide’s policies).

Nationwide is required to provide such transaction information to the underlying mutual funds upon their request.  In addition, Nationwide is required to restrict or prohibit further purchases or exchange requests upon instruction from the underlying mutual fund.  Nationwide and any affected contract owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or exchange requests.  If an underlying mutual fund refuses to accept a purchase or exchange request submitted by Nationwide, Nationwide will keep any affected contract owner in their current underlying mutual fund allocation.

Transfers After Annuitization

After annuitization, transfers among sub-accounts may only be made on the anniversary of the annuitization date.

Transfer Requests

Contract owners may submit transfer requests in writing, over the telephone, or via the internet.  Nationwide will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determines to be genuine.  Nationwide may restrict or withdraw the telephone and/or internet transfer privilege at any time.

We must receive transfer requests no later than 3:00 p.m. Eastern Time for the request to be processed in the current Valuation Period and to be priced at the accumulation unit value as of the close of that Valuation Period.  The deadline for receiving transfer requests for the current day’s pricing will be extended to 3:35 p.m. Eastern Time for those requests submitted electronically through Nationwide’s Internet website (www.nationwide.com). All transfer requests  received after these “cut-off” times, will be treated as received by Nationwide and priced during the next Valuation Period.   See “Cut-Off Times.”

Cut-Off Times

All purchase payments and surrender requests must be received by Nationwide  with the necessary information before the close of the New York Stock Exchange (which generally occurs at 4:00 p.m. Eastern Time) in order to be treated as received by Nationwide as of the current Valuation Day.   Any purchase payments or surrender requests received at or after the close of the New York Stock Exchange with the necessary information will be deemed received as of the next Valuation Day.

All transfer requests received by telephone and mail must be received by Nationwide with the necessary information no later than 3:00 p.m. Eastern Time in order to be treated as received by Nationwide and priced as of the current Valuation Day.  All transfer requests received via Nationwide’s Internet website must be received with the necessary information by 3:35 p.m. Eastern Time to be deemed received by Nationwide and priced as of the current Valuation Day.

Right to Examine and Cancel

If after purchasing your contract you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a “free look.” Depending on the state in which you purchased your contract, and, in some states, if you purchased the contract as a replacement for a prior contract, the right to cancel period may be ten (10) days, or longer, measured from the time that you received your Annuity. If you return your contract, during the applicable period, we will refund your current account value plus any tax charge deducted, less any applicable federal and state income tax withholding and depending on your state’s requirements, any applicable insurance charges deducted. The amount returned to you may be higher or lower than the purchase payment(s) applied during the right to cancel period. Where required by law, we will return your purchase payment(s), or the greater of your current account value and the amount of your purchase payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding.

In some states, we may require that an initial premium designated for a subaccount be allocated to a money market subaccount designated by Nationwide during the free look period. After the free look period, we will convert your contract value (your initial premium and credit plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount.

Please see "Extra Value Options" for a description of the recapture of the amount credited under an Extra Value Option in the event the right to free look the contract is exercised.

Surrender (Redemption)

Contract owners may surrender some or all of their contract value before the earlier of the annuitization date or the annuitant’s death.  Surrenders from the contract may be subject to federal income tax and/or a penalty tax.  See

"Federal Income Taxes" in Appendix C: Contract Types and Tax Information.

Surrender requests must be in writing and Nationwide may require additional information.  When taking a full surrender, the contract must accompany the written request.  Nationwide may require a signature guarantee.

Nationwide will pay any amounts surrendered from the sub-accounts within 7 days.  Additionally, Nationwide may suspend or postpone payment when it is unable to price a purchase payment or transfer (see, “Pricing”).

We must receive requests for surrenders no later than the close of the New York Stock Exchange to be processed and priced in the current Valuation Period.  All surrender requests received after such “cut-off” time will be treated as received by Nationwide and priced during the next Valuation Period.  See “Cut-Off  Times.”

Partial Surrenders (Partial Redemptions)

For partial surrenders, Nationwide will surrender accumulation units from the sub-accounts in proportion to the value in each underlying mutual fund at the time of the surrender request.

A CDSC may apply.  The contract owner may take the CDSC from either:

(a)	the amount requested; or

(b)	the contract value remaining after the contract owner has received the amount requested.

If the contract owner does not make a specific election, any applicable CDSC will be taken from the contract value remaining after the contract owner has received the amount requested.

Partial Surrenders to Pay Financial Advisor Fees

The contract may be available for use with investment accounts sold by financial advisors.  Any fees and expenses charged by financial advisors or associated with such accounts are separate from and in addition to the fees and expenses of the contract described in this prospectus.  Fees for those accounts would be specified in the respective account agreements with the financial advisor.  Selection of an investment advisor is at the complete discretion of the contract owner.  Nationwide is not affiliated with and does not endorse, such advisors and makes no representations as to their qualifications.  Some contract owners may authorize such advisors to take partial surrenders from the contract to pay advisory or management fees.  Partial surrenders taken from this contract to pay advisory or management fees will not be subject to the CDSC provisions of the contract, subject to an annual 2% maximum limit.  The 2% maximum withdrawal amount will be determined based upon the contract value as of the most recent calendar year end, or initial purchase payment for contracts issued in the same year as the surrender request(s).  Each surrender requested for the purpose of paying advisory or management fees will apply toward the annual withdrawal maximum of 2%.  Any surrender or that portion of a surrender made for this purpose, that exceeds the limit for that calendar year, will be subject to the CDSC provisions of the contract.  Any surrenders may be subject to income tax and/or tax penalties.  See "Waiver of Contingent Deferred Sales Charges" earlier in this prospectus.

Please Note – You should know we offer other variable annuity contracts free of CDSC allowing partial surrenders to pay financial advisor fees.  This may result in a conflict of interest for your advisor, especially if he or she takes a sales commission from your purchase of this annuity and takes a fee for providing you investment advice in connection with this contract.  You may want to discuss this with your financial advisor or another financial advisor.   Also, talk to your financial advisor if you have any questions about this contract, other available Nationwide annuity contracts, how your financial advisor is compensated for selling this contract, or additional fees he/she may assess for providing you investment advice in connection with this annuity contract.

Full Surrenders (Full Redemptions)

The contract value upon full surrender may be more or less than the total of all purchase payments made to the contract.  The contract value will reflect:

•	variable account charges;

•	underlying mutual fund charges;

•	the investment performance of the underlying mutual funds;

•	any outstanding loan balance plus accrued interest;

•	any recapture of extra value credit

A CDSC may apply.

Surrenders Under a Texas Optional Retirement Program or a Louisiana Optional Retirement Plan

Redemption restrictions apply to contracts issued under the Texas Optional Retirement Program or the Louisiana Optional Retirement Plan.

The Texas Attorney General has ruled that participants in contracts issued under the Texas Optional Retirement Program may only take withdrawals if:

•	the participant dies;

•	the participant retires;

•	the participant terminates employment due to total disability; or

•	the participant that works in a Texas public institution of higher education terminates employment.

A participant under a contract issued under the Louisiana Optional Retirement Plan may only take distributions from the contract upon retirement or termination of employment.  All retirement benefits under this type of plan must be paid as lifetime income; lump sum cash payments are not permitted, except for death benefits.

Due to the restrictions described above, a participant under either of these plans will not be able to withdraw cash values from the contract unless one of the applicable conditions is met.  However, contract value may be transferred to other carriers, subject to any CDSC.

Nationwide issues this contract to participants in the Texas Optional Retirement Program in reliance upon and in compliance with Rule 6c-7 of the Investment Company Act of 1940.  Nationwide issues this contract to participants in the Louisiana Optional Retirement Plan in reliance upon and in compliance with an exemptive order that Nationwide received from the SEC on August 22, 1990.

Surrenders Under a Tax Sheltered Annuity

Contract owners of a Tax Sheltered Annuity may surrender part or all of their contract value before the earlier of the annuitization date or the annuitant’s death, except as provided below:

(A)
Contract value attributable to contributions made under a qualified cash or deferred arrangement (within the meaning of Internal Revenue Code Section 402(g)(3)(A)), a salary reduction agreement (within the meaning of Internal Revenue Code Section 402(g)(3)(C)), or transfers from a Custodial Account (described in Section 403(b)(7) of the Internal Revenue Code), may be surrendered only:

(1)	when the contract owner reaches age 59½, separates from service, dies or becomes disabled (within the meaning of Internal Revenue Code Section 72(m)(7)); or

(2)
in the case of hardship (as defined for purposes of Internal Revenue Code Section 401(k)), provided that any such hardship surrender may not include any income earned on salary reduction contributions.

(B)	The surrender limitations described in Section A also apply to:

(1)	salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

(2)	earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

(3)	all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).

(C)
Any distribution other than the above, including a ten day free look cancellation of the contract (when available) may result in taxes, penalties and/or retroactive disqualification of a Tax Sheltered Annuity.

In order to prevent disqualification of a Tax Sheltered Annuity after a ten day free look cancellation, Nationwide will transfer the proceeds to another Tax Sheltered Annuity upon proper direction by the contract owner.

These provisions explain Nationwide's understanding of current withdrawal restrictions.  These restrictions may change.

Distributions pursuant to Qualified Domestic Relations Orders will not violate the restrictions stated above.

Loan Privilege

The loan privilege is only available to contract owners of Tax Sheltered Annuities.  Contract owners of Tax Sheltered Annuities may take loans from the contract value beginning 30 days after the contract is issued up to the annuitization date.  Loans are subject to the terms of the contract, the plan, and the Internal Revenue Code.  Nationwide may modify the terms of a loan to comply with changes in applicable law.

Minimum and Maximum Loan Amounts

Contract owners may borrow a minimum of $1,000, unless Nationwide is required by law to allow a lesser minimum amount.  Each loan must individually satisfy the contract minimum amount.

Nationwide will calculate the maximum non-taxable loan amount based on information provided by the participant or the employer.  Loans may be taxable if a participant has additional loans from other plans.  The total of all outstanding loans must not exceed the following limits:

Contract Values	Maximum Outstanding Loan Balance Allowed
up to $20,000	up to 80% of contract value (not more than $10,000)
$20,000 and over	up to 50% of contract value (not more than $50,000*)
*The $50,000 limit will be reduced by the highest outstanding balance owed during the previous 12 months.

For salary reduction Tax Sheltered Annuities, loans may be secured only by the contract value.

Maximum Loan Processing Fee

Nationwide may charge a loan processing fee at the time each new loan is processed.  The loan processing fee, if assessed, will not exceed $25 per loan processed.  This fee compensates Nationwide for expenses related to administering and processing loans.  Loans are not available in all states.  In addition, some states may not allow Nationwide to assess a loan processing fee.

The fee is taken from the sub-accounts in proportion to the contract value at the time the loan is processed.

How Loan Requests are Processed

All loans are made from the collateral fixed account.  Nationwide transfers accumulation units in proportion to the assets in each sub-account to the collateral fixed account until the requested amount is reached.

No CDSC will be deducted on transfers related to loan processing.

Loan Interest

The outstanding loan balance in the collateral fixed account is credited with interest until the loan is repaid in full.  The credited interest rate will be 2.25% less than the loan interest rate fixed by Nationwide.  The credited interest rate is guaranteed never to fall below the minimum interest rate required by applicable state law.

Specific loan terms are disclosed at the time of loan application or issuance.

Loan Repayment

Loans must be repaid in five years.  However, if the loan is used to purchase the contract owner’s principal residence, the contract owner has 15 years to repay the loan.

Contract owners must identify loan repayments as loan repayments or they will be treated as purchase payments and will not reduce the outstanding loan.  Loan repayments must be substantially level and made at least quarterly.

Loan repayments will consist of principal and interest in amounts set forth in the loan agreement.  Repayments are allocated to the sub-accounts in accordance with the contract, unless Nationwide and the contract owner have agreed to amend the contract at a later date on a case by case basis.

Distributions and Annuity Payments

Distributions made from the contract while a loan is outstanding will be reduced by the amount of the outstanding loan plus accrued interest if:

•	the contract owner takes a full surrender of the contract;

•	the contract owner/annuitant dies;

•	the contract owner who is not the annuitant dies prior to annuitization; or

•	the contract owner annuitizes the contract.

Transferring the Contract

Nationwide reserves the right to restrict any transfer of the contract while the loan is outstanding.

Grace Period and Loan Default

If a loan payment is not made when due, interest will continue to accrue.  A grace period may be available (please refer to the terms of the loan agreement).  If a loan payment is not made by the end of the applicable grace period, the entire loan will be treated as a deemed distribution and will be taxable to the borrower.  This deemed distribution may also be subject to an early withdrawal tax penalty by the Internal Revenue Service.

After default, interest will continue to accrue on the loan.  Defaulted amounts, plus interest, are deducted from the contract value when the participant is eligible for a distribution of at least that amount.  Additional loans are not available while a previous loan is in default.

Assignment

Contract rights are personal to the contract owner and may not be assigned without Nationwide’s written consent.

A Non-Qualified Contract owner may assign some or all rights under the contract.  An assignment must occur before annuitization while the annuitant is alive.  Once proper notice of assignment is recorded by Nationwide’s home office, the assignment will become effective as of the date the written request was signed.

Investment-only Contracts, IRAs, SEP IRAs, Simple IRAs, Roth IRAs, and Tax Sheltered Annuities may not be assigned, pledged or otherwise transferred except where allowed by law.

Nationwide is not responsible for the validity or tax consequences of any assignment.  Nationwide is not liable for any payment or settlement made before the assignment is recorded.  Assignments will not be recorded until Nationwide receives sufficient direction from the contract owner and the assignee regarding the proper allocation of contract rights.

Amounts pledged or assigned will be treated as distributions and will be included in gross income to the extent that the cash value exceeds the investment in the contract for the taxable year in which it was pledged or assigned.  Amounts assigned may be subject to a tax penalty equal to 10% of the amount included in gross income.

Assignment of the entire contract value may cause the portion of the contract value exceeding the total investment in the contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect.

Contract Owner Services

Systematic Withdrawals

Systematic withdrawals allow contract owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis.  Requests for systematic withdrawals and requests to discontinue systematic withdrawals must be in writing.

The withdrawals will be taken from the sub-accounts proportionately unless Nationwide is instructed otherwise.

Nationwide will withhold federal income taxes from systematic withdrawals unless otherwise instructed by the contract owner.  The Internal Revenue Service may impose a 10% penalty tax if the contract owner is under age 59½ unless the contract owner has made an irrevocable election of distributions of substantially equal payments.

If the contract owner did not elect the C Schedule Option and chooses to take systematic withdrawals, the maximum amount that can be withdrawn annually without a CDSC is the greatest of:

(1) 10% of the net difference of purchase payments that are subject to CDSC minus purchase payments surrendered that were subject to CDSC; and

(2)	is amounts required to meet minimum distribution requirements under the Internal Revenue Code; and

(3) a percentage of the contract value based on the contract owner’s age, as shown in the table that follows:

Contract Owner’s Age	Percentage of Contract Value
Under age 59½	5%
Age 59½ through age 61	7%
Age 62 through age 64	8%
Age 65 through age 74	10%
Age 75 and over	13%

Contract value and contract owner’s age are determined as of the date the request for the systematic withdrawal program is recorded by Nationwide’s home office.  For joint owners, the older joint owner’s age will be used.

If total amounts withdrawn in any contract year exceed the CDSC-free amount described above, those amounts will only be eligible for the 10% of purchase payment CDSC-free withdrawal privilege described in the "Contingent Deferred Sales Charge" section.  The total amount of CDSC for that contract year will be determined in accordance with that provision.

The CDSC-free withdrawal privilege for systematic withdrawals is non-cumulative.  Free amounts not taken during any contract year cannot be taken as free amounts in a subsequent contract year.

Nationwide reserves the right to stop establishing new systematic withdrawal programs.  Systematic withdrawals are not available before the end of the ten day free look period (see "Right to Revoke").

Dynamic Advantage Program

Contract owners may elect the Dynamic Advantage Program ("DAP"), an asset allocation service that enables contract owners to have their contract value allocated and reallocated, on a continuous basis, according to one of a variety of actively managed asset allocation models.  Contract owners may elect to participate or terminate the DAP at any time prior to annuitization.  While the DAP is in effect, Nationwide will assess an additional charge equal to an annualized rate not to exceed 0.35% of the daily net assets of the variable account as compensation for implementing administrative systems that are not needed in the absence of the DAP.

Participation in the DAP does not guarantee profit or protect against loss.  Additionally, Nationwide bears no responsibility in connection with the use of the DAP by plans that are subject to ERISA.  Contract owners are advised to consult qualified tax professionals before electing the DAP.

The Models Available in the DAP

The models available through the DAP are actively managed by Rydex Advisory Services, LLC (“Rydex”) according to that model’s specific investment goals.  Some models are managed based on information received from an independent third-party firm; some models are managed based on proprietary tools and methodologies of Rydex.  The currently available models are:

Focused Strategies:
•	Dorsey Wright Sector Rotation Portfolio
•	Dorsey Wright Style Rotation Portfolio
•	Dorsey Wright Tactical Asset Allocation Portfolio
•	First Quadrant Conservative Tactical Asset Allocation Portfolio
•	First Quadrant Moderate Tactical Asset Allocation Portfolio
•	First Quadrant Aggressive Tactical Asset Allocation Portfolio
•	SPIAS Growth Sector Rotation Portfolio
•	SPIAS Aggressive Growth Sector Rotation Portfolio
•	SPIAS Value Sector Rotation Portfolio

Diversified Solutions:
•	Conservative Multi-Strategy Portfolio
•	Moderate Multi-Strategy Portfolio
•	Aggressive Multi-Strategy Portfolio

Complete Portfolios:
•	CLS Conservative Complete Portfolio
•	CLS Aggressive Complete Portfolio
•	CLS Moderate Complete Portfolio
•	Conservative Complete Portfolio
•	Balanced Complete Portfolio
•	Growth Complete Portfolio
•	Aggressive Growth Complete Portfolio

For those contract owners who elect the iFLEX Option, the following DAP models are not available: First Quadrant Moderate Tactical Asset Allocation Portfolio, First Quadrant Aggressive Tactical Asset Allocation Portfolio and Aggressive Multi-Strategy Portfolio.

Each model is comprised of sub-accounts that correspond to underlying mutual funds of the Rydex Variable Trust and occasionally, the NVIT – Nationwide NVIT Money Market Fund: Class I.  More information about the DAP and the individual models is available in the brochure for the program.  More information about the underlying mutual funds utilized in the models is available in the underlying mutual funds’ prospectuses.

It is the contract owner's responsibility to elect a model.  Nationwide encourages the contract owner to consult a qualified financial adviser who will assist in determining the most appropriate model based on the contract owner's particular financial needs, time horizon, and willingness to accept investment risk.  The investment adviser may use tools to make this determination that are either independently acquired or provided by Rydex.  Nationwide bears no responsibility for the investment decision.

Nationwide neither endorses nor guarantees any investment model or strategy.  Nationwide is not affiliated with Rydex or any of the independent third parties employed by Rydex in connection with the management of DAP models.

Rydex as Investment Adviser

For those contracts that elect to use the DAP, the contract owner will enter into a client agreement with Rydex appointing Rydex as their investment adviser for the sole purpose of developing and maintaining the models.  Contract owners will receive a copy of Rydex's DAP brochure/Form ADV at the time of application, which contains more information about Rydex's role as investment adviser.

Election of the DAP

When the DAP is available, a contract owner may elect to begin participating by submitting a written model election form and Rydex client agreement to Nationwide's service center.  As part of the election form, every contract owner who wishes to participate in the DAP must agree to receive advance notice of model changes electronically through a password-protected Internet website.  Specific website and online account information is contained in the DAP brochure.

The DAP will not be effective on a particular contract until the contract owner successfully logs into his Nationwide online account via the Internet.  Until such time, the contract value will be allocated as instructed by the contract owner (if no instructions are provided, the contract value will be allocated to the NVIT – Nationwide NVIT Money Market Fund: Class I) and the DAP charge will not be assessed. If the contract owner is transferring to a DAP model from an underlying mutual fund that assesses a redemption fee, redemption fees will apply.

Once the contract owner successfully logs into his Nationwide online account, Nationwide will begin the process to reallocate the contract value according to the elected model’s current allocations and Nationwide will begin assessing the DAP charge.  Participation in the DAP will continue until Nationwide records a valid DAP termination request submitted by the contract owner.

Only one model may be elected at any given time and while the DAP is in effect, the contract owner will not be permitted to transfer contract value among the sub-accounts without first terminating their participation in the DAP.  Any subsequent payments submitted to the contract will be allocated according to the currently elected model.  Any surrenders taken from the contract while the DAP is in effect will be taken proportionally from the sub-accounts.  Any charges assessed to the contract will be taken proportionally from the sub-accounts.

Evaluating and Updating the Models

Rydex will constantly evaluate the models to assess whether the combination and allocation of the sub-accounts within each model optimizes the return potential for that model.  When deemed necessary by Rydex, Rydex will update the models, with such updates occurring as often as several times per week.  Updating the models could entail adding or removing one or more sub-accounts from a model, or changing the allocation percentages among existing sub-accounts.  Rydex bears sole responsibility for monitoring and updating the models.

On any date that model changes are implemented, Nationwide will reallocate the contract value of contracts participating in the affected model pursuant to the discretionary authority granted to Nationwide as a requirement to participate in the DAP.  These changes will cause a reallocation of the contract value in accordance with the new model allocations.

Electronic Notification of Model Updates

Because all of the models available in the DAP are actively managed, it is likely that Rydex will update the models frequently.  When Rydex determines that a model update is warranted, Nationwide will, on behalf of Rydex, post a notice to each model participant’s message center (within their Nationwide online account).  The notice will be posted at least 48 hours before any model changes are implemented and will direct the contract owner to online information about the intended model changes. After the model changes have been made, Nationwide will e-deliver a confirmation to each participant’s message center.Contract owners should check their Nationwide online account’s message center frequently and review these notices carefully.

If the contract owner is comfortable with the impending model changes, the contract owner need not take any action.  If the contract owner is not comfortable with the impending model changes, the contract owner may either select a different model or terminate their participation in the DAP.

Changing Models

Contract owners participating in the DAP may elect to change models at any time.  An election to change models must be communicated to Nationwide’s home office in writing.  If a request to change models is received by Nationwide’s home office prior to 3:35 p.m. Eastern time on any valuation day, the change will be effective as of that day; if received on or after 3:35 p.m., or on a non-valuation day, the change will be effective as of the next valuation day.

Currently, Nationwide does not impose any restrictions on changing models.  However, Nationwide reserves the right to limit the number, frequency, and mode of communication of model change requests upon written notice to contract owners.

Terminating Participation in the DAP

Contract owners participating in the DAP may elect to terminate participation in the program at any time.  An election to terminate a contract’s DAP must be communicated to Nationwide’s home office in writing or electronically through the contract owner’s Nationwide online account.  If a DAP termination request is received by Nationwide’s home office prior to 3:35 p.m. Eastern time on any valuation day, the termination will be effective as of that day; if received on or after 3:35 p.m., or on a non-valuation day, the termination will be effective as of the next valuation day.  When a contract owner's participation in the DAP is terminated, the contract value will remain invested as it was on the last day of participation in the DAP and the DAP charge will no longer be assessed.  Additionally, please be aware that the terms of the “Transfer Restrictions” provision apply.

Upon a contract owner’s death, Nationwide will terminate the DAP within a reasonable time after such notification, unless Nationwide is instructed otherwise.  Nationwide reserves the right to terminate the availability of the DAP at any time upon written notice to contract owners.

Risks Associated with the DAP

Neither Nationwide nor Rydex guarantees that participation in the DAP will result in a profit or protect against a loss.

Rydex may be subject to competing interests that may affect its decisions as to which sub-accounts are utilized in the models.  Specifically, the models are comprised of sub-

accounts that correspond to underlying mutual funds owned by a Rydex affiliate, with such affiliate’s investment advisory fees varying from fund to fund.  However, Rydex believes that its responsibilities and obligations to the contract owners outweigh any conflict that may exist relating to the underlying mutual funds, enabling it to make substantially unbiased choices as to the sub-accounts within the models.

Annuity Commencement Date

The annuity commencement date is the date on which annuity payments are scheduled to begin. The contract owner may change the annuity commencement date before annuitization.  This change must be in writing and approved by Nationwide.

Annuitizing the Contract

Annuitization Date

The annuitization date is the date that annuity payments begin.  The annuitization date will be the first day of a calendar month unless otherwise agreed.  The annuitization date must be at least 2 years after the contract is issued, but may not be later than:

•	the age (or date) specified in the contract (the annuity commencement date as specified by the contract owner and reflected on the contract’s data page); or

•	the age (or date) specified by state law, where applicable.

If the contract is issued to fund a Tax Sheltered Annuity, annuitization may occur during the first 2 years subject to Nationwide’s approval.

For any contract that is issued as a Non-qualified contract or as a Roth-IRAs contract, the annuity commencement date is the contract owner’s 90th birthday unless the contract owner specifies otherwise.

For all other types of contracts, the annuity commencement date is the date when the contract owner reaches age 70½ unless the contract owner specifies otherwise.  The contract owner may not, however, extend the annuity commencement date to a date after the contract owner’s 90th birthday.  For contracts which have joint owners the older contract owner’s age will be used.

The Internal Revenue Code may require that distributions be made prior to the annuitization dates specified above (see "Required Distributions" in Appendix C: Contract Types and Tax Information).

Annuitization

Annuitization is the period during which annuity payments are received.  It is irrevocable once payments have begun.  Upon arrival of the annuitization date, the annuitant must choose:

(1)	an annuity payment option; and

(2)	either a fixed payment annuity, variable payment annuity, or an available combination.

Nationwide guarantees that each payment under a fixed payment annuity will be the same throughout annuitization.  Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds chosen by the contract owner.

If the contract owner does not elect an annuity payment option, a variable payment life annuity with a guarantee period of 240 months will be the automatic form of payment upon annuitization.

DAP models are not available as investment options during annuitization.

Fixed Payment Annuity

A fixed payment annuity is an annuity where the amount of the annuity payment remains level.

The first payment under a fixed payment annuity is determined on the annuitization date based on the annuitant’s age (in accordance with the contract) by:

(1)	deducting applicable premium taxes from the total contract value; then

(2)	applying the contract value amount specified by the contract owner to the fixed payment annuity table for the annuity payment option elected.

Subsequent payments will remain level unless the annuity payment option elected provides otherwise. Nationwide does not credit discretionary interest during annuitization.

VariablePayment Annuity

A variable payment annuity is an annuity where the amount of the annuity payments will vary depending on the performance of the underlying mutual funds selected.

The first payment under a variable payment annuity is determined on the annuitization date based on the annuitant’s age (in accordance with the contract) by:

(1)	deducting applicable premium taxes from the total contract value; then

(2)	applying the contract value amount specified by the contract owner to the variable payment annuity table for the annuity payment option elected.

The dollar amount of the first payment is converted into a set number of annuity units that will represent each monthly payment.  This is done by dividing the dollar amount of the first payment by the value of an annuity unit as of the annuitization date.  This number of annuity units remains fixed during annuitization.

The second and subsequent payments are determined by multiplying the fixed number of annuity units by the annuity unit value for the valuation period in which the payment is due.  The amount of the second and subsequent payments will vary with the performance of the selected underlying mutual funds.  Nationwide guarantees that variations in mortality experience from assumptions used to calculate the first payment will not affect the dollar amount of the second and subsequent payments.

Value of an Annuity Unit

Annuity unit values for sub-accounts are determined by:

(1)	multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for the subsequent valuation period (see "Determining the Contract Value"); and then

(2)	multiplying the result from (1) by the assumed investment rate of 3.5% adjusted for the number of days in the valuation period.

Assumed Investment Rate

An assumed investment rate is the percentage rate of return assumed to determine the amount of the first payment under a variable payment annuity.  Nationwide uses the assumed investment rate of 3.5% to calculate the first annuity payment and to calculate the investment performance of an underlying mutual fund in order to determine subsequent payments under a variable payment annuity.  An assumed investment rate is the percentage rate of return required to maintain level variable annuity payments.  Subsequent variable annuity payments may be more or less than the first payment based on whether actual investment performance of the underlying mutual funds is higher or lower than the assumed investment rate of 3.5%.

Exchanges Among Underlying Mutual Funds

Exchanges among underlying mutual funds during annuitization must be requested in writing.  Exchanges will occur on each anniversary of the annuitization date.

Frequency and Amount of Annuity Payments

Payments are made based on the annuity payment option selected, unless:

•	the amount to be distributed is less than $5,000, in which case Nationwide may make one lump sum payment of the contract value; or

•
an annuity payment would be less than $20, in which case Nationwide can change the frequency of payments to intervals that will result in payments of at least $20.  Payments will be made at least annually.

Annuity payments will generally be received within 7 to 10 days after each annuity payment date.

Annuity Payment Options

Contract owners must elect an annuity payment option before the annuitization date.

(1)
Life Annuity - An annuity payable periodically, but at least annually, for the lifetime of the annuitant.  Payments will end upon the annuitant’s death.  For example, if the annuitant dies before the second annuity payment date, the annuitant will receive only one annuity payment.  The annuitant will only receive two annuity payments if he or she dies before the third annuity payment date, and so on.

(2)
Joint and Last Survivor Annuity - An annuity payable periodically, but at least annually, during the joint lifetimes of the annuitant and a designated second individual.  If one of these parties dies, payments will continue for the lifetime of the survivor.  As is the case under option 1, there is no guaranteed number of payments. Therefore, it is possible that if the annuitant dies before the second annuity payment date, the annuitant will receive only one annuity payment. Payments end upon the death of the last surviving party, regardless of the number of payments received.

(3)
Life Annuity with 120 or 240 Monthly Payments Guaranteed - An annuity payable monthly during the lifetime of the annuitant.  If the annuitant dies before all of the guaranteed payments have been made, payments will continue to the end of the guaranteed period and will be paid to a designee chosen by the annuitant at the time the annuity payment option was elected.

The designee may elect to receive the present value of the remaining guaranteed payments in a lump sum.  The present value will be computed as of the date Nationwide receives the notice of the annuitant’s death.

If the contract owner does not elect an annuity payment option, a variable payment life annuity with a guarantee period of 240 months will be the automatic form of payment upon annuitization. Once elected or assumed, the annuity payment option may not be changed.

Not all of the annuity payment options may be available in all states.  Contract owners may request other options before the annuitization date.  These options are subject to Nationwide’s approval.

Individual Retirement Annuities and Tax Sheltered Annuities are subject to minimum distribution requirements set forth in the plan, contract, and the Internal Revenue Code.  See "Required Distributions" in Appendix C: Contract Types and Tax Information.

Death Benefits

Death of Contract Owner - Non-Qualified Contracts

If the contract owner who is not the annuitant dies before the annuitization date, no death benefit is payable and the joint owner becomes the contract owner.  If no joint owner is named, the contingent owner becomes the contract owner.  If no contingent owner is named, the last surviving contract owner’s estate becomes the contract owner.

If the contract owner and annuitant are the same, and the contract owner/annuitant dies before the annuitization date, the contingent owner will not have any rights in the contract unless the contingent owner is also the beneficiary.

Distributions under Non-Qualified Contracts will be made pursuant to the "Required Distributions for Non-Qualified Contracts" in Appendix C: Contract Types and Tax Information.

Death of Annuitant - Non-Qualified Contracts

If the annuitant who is not a contract owner dies before the annuitization date, a death benefit is payable to the beneficiary unless a contingent annuitant is named.  If a contingent annuitant is named, the contingent annuitant becomes the annuitant and no death benefit is payable.

The beneficiary may elect to receive the death benefit:

(1)	in a lump sum;

(2)	as an annuity; or

(3)	in any other manner permitted by law and approved by Nationwide.

The beneficiary must notify Nationwide of this election within 60 days of the annuitant’s death.  If the recipient of the death benefit does not elect the form in which to receive the death benefit payment, Nationwide will pay the death benefit in a lump sum.

If no beneficiaries survive the annuitant, the contingent beneficiary(ies) receives the death benefit.  Contingent beneficiaries will share the death benefit equally, unless otherwise specified.

If no beneficiaries or contingent beneficiaries survive the annuitant, the contract owner or the last surviving contract owner’s estate will receive the death benefit.

If the contract owner is a Charitable Remainder Trust and the annuitant dies before the annuitization date, the death benefit will accrue to the Charitable Remainder Trust.  Any designation in conflict with the Charitable Remainder Trust’s right to the death benefit will be void.

If the annuitant dies after the annuitization date, any benefit that may be payable will be paid according to the selected annuity payment option.

Death of Contract Owner/Annuitant

If a contract owner who is also the annuitant dies before the annuitization date, a death benefit is payable according to the "Death of Annuitant – Non-Qualified Contracts" in Appendix C: Contract Types and Tax Information.

A joint owner will receive a death benefit if a contract owner/annuitant dies before the annuitization date.

If the contract owner/annuitant dies after the annuitization date, any benefit that may be payable will be paid according to the selected annuity payment option.

Death Benefit Payment

The recipient of the death benefit may elect to receive the death benefit:

(1)	in a lump sum;

(2)	as an annuity; or

(3)	in any other manner permitted by law and approved by Nationwide.

Nationwide will pay (or will begin to pay) the death benefit upon receiving proof of death and the instructions as to the payment of the death benefit.  If the recipient of the death benefit does not elect the form in which to receive the death benefit payment, Nationwide will pay the death benefit in a lump sum.  Contract value will continue to be allocated according to the most recent allocation instructions until the death benefit is paid.

If the contract has multiple beneficiaries entitled to receive a portion of the death benefit, the contract value will continue to be allocated according to the most recent allocation instructions until the first beneficiary is paid.  After the first beneficiary is paid, remaining contract value will be allocated to the available money market sub-account until instructions are received from the remaining beneficiary(ies).

Death Benefit Calculations

An applicant may elect either the standard death benefit or an available death benefit option that is offered under the contract for an additional charge.  If no election is made at the time of application, the death benefit will be the standard death benefit.

The value of each component of the applicable death benefit calculation will be determined as of the date of the annuitant’s death, except for the contract value component, which will be determined as of the date Nationwide receives:

(1)	proper proof of the annuitant’s death;

(2)	an election specifying the distribution method; and

(3)	any state required form(s).

Standard Death Benefit

If the annuitant dies prior to the annuitization date andno optional death benefit is elected at the time of application, the death benefit will equal the contract value.

Unless this contract is issued as a Charitable Remainder Trust, the standard death benefit also includes the Spousal Protection Feature, which allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse.  Please see "Spousal Protection Feature" later in this prospectus.

 Highest Anniversary Death Benefit Option

For an additional charge at an annualized rate of 0.30% of the daily net assets of the variable account, this option is available for contract with annuitants aged 75 or younger at the time of application. If the annuitant dies before the annuitization date and the total of all purchase payments is less than or equal to $3,000,000, the death benefit will be the greatest of:

(1)	the contract value;

(2)	the total of all purchase payments, less an adjustment for amounts surrendered; or

(3)
the highest contract value on any contract anniversary before the annuitant's 80th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.

The adjustment for amounts surrendered will reduce items (2) and (3) above in the same proportion that the contract value was reduced on the date(s) or the partial surrender(s).

If the annuitant dies prior to the annuitization date and the total of all purchase payments made to the contract is greater than $3,000,000, the death benefit will be determined using the following formula:

Death Benefit Adjustment Formula

A x F + B x (1 - F)

Where:

A =
The greatest of: (1) the Contract Value; (2) total Purchase Payments made to the Contract reduced by any Surrender in the proportion that such Surrender reduced the Contract Value on the date of Surrender; and (3) the highest contract value on any contract anniversary before the annuitant's 80th birthday, less an adjustment for amounts subsequently surrendered, plus purchase payments received after that contract anniversary.

B =	The Contract Value.

F =	The ratio of $3,000,000 to sum of all Purchase Payments.

Unless this contract is issued as a Charitable Remainder Trust, the highest anniversary death benefit also includes the Spousal Protection Feature, which allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse.  Please see "Spousal Protection Feature" later in this prospectus.

Return of Premium Enhanced Death Benefit

For an additional charge at an annualized rate of 0.20% of the daily net assets of the variable account, contracts with annuitants who are 75 years old and younger at the time of application may elect the return of premium enhanced death benefit option. If the annuitant dies before the annuitization date, the death benefit will be the total of all purchase payments made to the contract reduced by any surrender in the proportion that such surrender reduced the contract value on the date of surrender.

If the annuitant dies prior to the annuitization date and the total of all purchase payments made to the contract is greater than $3,000,000, the death benefit will be determined using the following formula:

Death Benefit Adjustment Formula

A x F + B x (1 - F)

Where:

A =	total Purchase Payments made to the Contract reduced by any Surrender in the proportion that such Surrender reduced the Contract Value on the date of Surrender;

B =	The Contract Value.

F =	The ratio of $3,000,000 to sum of all Purchase Payments.

The practical effect of this formula is that the beneficiary recovers a lesser percentage of the purchase payments in excess of $3,000,000 than for purchase payments up to $3,000,000. In no event will the beneficiary receive less than the contract value.

Unless this contract is issued as a Charitable Remainder Trust, the return of premium enhanced death benefit also includes the Spousal Protection Feature, which allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse.  Please see "Spousal Protection Feature" later in this prospectus.

Spousal Protection Feature

Each death benefit option has a Spousal Protection Feature.  The Spousal Protection Feature allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse.  The Spousal Protection Feature is available for all contract types except Charitable Remainder Trusts, provided the conditions described below are satisfied.  There is no additional charge for this feature.

(1)
one or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the contract owner.  For contracts issued as Individual Retirement Annuities and Roth IRAs, only the person for whom the Individual Retirement Annuities or Roth IRA was established may be named as the contract owner;

(2)	the spouses must be co-annuitants;

(3)	both co-annuitants must be age 75 or younger at the time the contract is issued;

(4)	the spouses must each be named as beneficiaries;

(5)	no person other than the spouse may be named as contract owner, annuitant or primary beneficiary;

(6)
if both spouses are alive upon annuitization, the contract owner must specify which spouse is the annuitant upon whose continuation of life any annuity payments involving life contingencies depend (for Individual Retirement Annuities and Roth IRA, this person must be the contract owner);

(7)
if a co-annuitant dies before the annuitization date, the surviving spouse may continue the contract as its sole contract owner.  If the chosen death benefit is higher than the contract value at the time of death, the contract value will be adjusted to equal the applicable death benefit amount.  The surviving spouse may then name a new beneficiary but may not name another co-annuitant; and

(8)
if a co-annuitant is added at any time after the election of the optional death benefit rider, a copy of the certificate of marriage must be provided to the home office.  In addition, the date of marriage must be after the election of the death benefit option.

Long Term Care Facility and Terminal Illness Benefit

In addition, both death benefit options have a Long Term Care Facility and Terminal Illness Benefit at no additional charge provided the conditions described below are satisfied.

No CDSC will be charged if:

(1)	the third contract anniversary has passed; and

(2)	the contract owner has been confined to a long-term care facility or hospital for a continuous 90-day period that began after the contract issue date; or

(3)	the contract owner has been diagnosed by a physician at any time after contract issuance to have a terminal illness; and

(4)	Nationwide receives and records such a letter from that physician indicating such diagnosis.

Written notice and proof of terminal illness or confinement for 90 days in a hospital or long term care facility must be received in a form satisfactory to Nationwide and recorded at Nationwide’s home office prior to waiver of the CDSC.

In the case of joint ownership, the waivers will apply if either joint owner meets the qualifications listed above.

For those contracts that have a non-natural person as contract owner as an agent for a natural person, the annuitant may exercise the right of the contract owner for purposes described in this provision.  If the non-natural contract owner does not own the contract as an agent for a natural person (e.g., the contract owner is a corporation or a trust for the benefit of an entity), the annuitant may not exercise the rights described in this provision

Statements and Reports

Other than confirmations about changes to DAP models (which will be sent to the Nationwide on line account) Nationwide will mail contract owners statements and reports.  Therefore, contract owners should promptly notify Nationwide of any changes to street and/or email addresses.

These mailings will contain:

•	statements showing the contract’s quarterly activity;

•
confirmation statements showing transactions that affect the contract's value.  Confirmation statements will not be sent for recurring transactions (i.e., salary reduction programs).  Instead, confirmation of recurring transactions will appear in the contract’s quarterly statements; and

•	semi-annual and annual reports of allocated underlying mutual funds.

Contract owners can receive information from Nationwide faster and reduce the amount of mail they receive by signing up for Nationwide’s eDelivery program.  Nationwide will notify contract owners by email when important documents (statements, prospectuses and other documents) are ready for a contract owner to view, print, or download from Nationwide’s secure server. To choose this option, go to www.nationwide.com/login.

Contract owners should review statements and confirmations carefully.  All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract.  Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple contract owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the contract owner(s).  Household delivery will continue for the life of the contracts.  Please call 1-866-223-0303 to resume regular delivery.  Please allow 30 days for regular delivery to resume.

Legal Proceedings

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and Nationwide does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. Nationwide does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on Nationwide’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on Nationwide’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than Nationwide.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the National Association of Securities Dealers and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. Nationwide has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by Nationwide. Nationwide has cooperated with these investigations. Information requests from the New York State Attorney

General and the SEC with respect to investigations into late trading and market timing were last responded to by Nationwide and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations and proceedings may be commenced in the future. Nationwide and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, the use of side agreements and finite reinsurance agreements, and funding agreements backing the Nationwide’s MTN program. Nationwide is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings also could affect the outcome of one or more of Nationwide’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Nationwide in the future.

On November 15, 2006, Nationwide was named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The Class Period is from January 1, 1996 until the Class Notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, Nationwide filed a motion to dismiss.  On March 3, 2007, the plaintiffs filed their memorandum in opposition to the motion to dismiss that was filed by NFS, NLIC and NRS. On March 23, 2007, Nationwide filed its response. Nationwide intends to defend this lawsuit vigorously.

On February 11, 2005, Nationwide was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the Court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The Court certified a class consisting of all residents of the United States and the Virgin Islands who, during the Class Period, paid premiums on a modal basis to Nationwide for term life insurance policies issued by Nationwide during the Class Period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are Nationwide; any parent, subsidiary or affiliate of Nationwide; all employees, officers and directors of Nationwide; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The Class Period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, Nationwide filed a motion for summary judgment. Nationwide continues to defend this lawsuit vigorously..

On April 13, 2004, Nationwide was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. Nationwide removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of a Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in Nationwide’s annuities sub-accounts, any allegation based on Nationwide’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of Nationwide annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if Nationwide is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to Nationwide’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an Nationwide annuity or insurance product) units of any Nationwide sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted Nationwide’s motion to dismiss the plaintiff’s complaint. On November 29, 2006, the plaintiff filed its appellate brief with the Fourth Circuit Court of Appeals contesting the District Court’s dismissal. Nationwide continues to defend this lawsuit vigorously.

On January 21, 2004, Nationwide was named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, the plaintiff alleges that Nationwide and/or its affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Companies. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation; (2) tortious interference with the plaintiff’s contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff’s contractual relationships with its variable policyholders; (3) civil conspiracy; and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust and costs and disbursements, including attorneys’ fees. On December 30, 2005,Nationwide filed a motion for summary judgment. On June 15, 2006, the District Court granted Nationwide’s motion for summary judgment on all grounds and dismissed the plaintiff’s entire case with prejudice. The plaintiff appealed the District Court’s decision to the Fifth Circuit Court of Appeals. The appeal has been fully briefed, and Nationwide is awaiting a decision. Nationwide continues to defend this lawsuit vigorously.

On August 15, 2001, Nationwide was named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from Nationwide. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that Nationwide breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by Nationwide, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. Nationwide’s motion to dismiss the plaintiffs’ fifth amended complaint is currently pending before the court. Nationwide continues to defend this lawsuit vigorously.

The general distributor, NISC, is not engaged in any litigation of any material nature.

Table of Contents of the Statement of Additional Information

General Information and History	1
Services	1
Purchase of Securities Being Offered	2
Underwriters	2
Advertising	2
Annuity Payments	2
Financial Statements	3

Appendix A: Underlying Mutual Funds

The underlying mutual funds listed below are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

Nationwide Variable Insurance Trust - Nationwide NVIT Money Market Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	High level of current income as is consistent with the preservation of capitaland maintenance of liquidity.

Rydex Variable Trust - Absolute Return Strategies Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation consistent with the return and risk characteristics of thehedge fund universe and, secondarily, to achieve these returns with low correlation to and less volatility than equity indices.

Rydex Variable Trust - Banking Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies that are involved in the banking sector, including commercial banks (and their holding companies) and savings and loan institutions.

Rydex Variable Trust - Basic Materials Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation by investing in companies engaged in the mining, manufacture, or sale of basic materials, such as lumber, steel, iron, aluminum,concrete, chemicals and other basic building and manufacturing materials.

Rydex Variable Trust - Biotechnology Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation by investing in companies that are involved in the biotechnology industry, including companies involved in research and development, genetic or other biological engineering, and in the design, manufacture, or sale of related biotechnology products or services.

Rydex Variable Trust - CLS AdvisorOne Amerigo Fund
Investment Adviser:	Rydex Investments
Sub-adviser:	CLS Investment Firm, LLC
Investment Objective:	Long-term capital growth without regard to current income.

Rydex Variable Trust - CLS AdvisorOne Berolina Fund
Investment Adviser:	Rydex Investments
Sub-adviser:	CLS Investment Firm, LLC
Investment Objective:	Growth of capital and total return.

Rydex Variable Trust - CLS AdvisorOne Clermont Fund
Investment Adviser:	Rydex Investments
Sub-adviser:	CLS Investment Firm, LLC
Investment Objective:	A combination of current income and growth of capital.

Rydex Variable Trust - Commodities Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Seeks to provide investment results that correlate to the performance of the Goldman Sachs Commodity Total Return Index ("GSCI® Index").

Rydex Variable Trust - Consumer Products Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies engaged in manufacturing finished goods and services both domestically and internationally.

Rydex Variable Trust - Dow 2x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to 200% of the daily performance of the Dow Jones Industrial Average.

Rydex Variable Trust - Electronics Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation by investing in companies that are involved in the electronics sector, including semiconductor manufacturers and distributors, and makers and vendors of other electronic components and devices.

Rydex Variable Trust - Energy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies involved in the energy field, including the exploration, production, and development of oil, gas, coal and alternative sources of energy.

Rydex Variable Trust - Energy Services Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation by investing in companies that are involved in the energy services field, including those that provide services and equipment in the areas of oil, coal, and gas exploration and production.

Rydex Variable Trust - Europe 1.25x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the Dow Jones STOXX 50 Index.

Rydex Variable Trust - Financial Services Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies that are involved in the financial services sector.

Rydex Variable Trust - Government Long Bond 1.2x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond with 120% of the daily price movement of the Long Treasury Bond.

Rydex Variable Trust - Health Care Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies that are involved in the health care industry.

Rydex Variable Trust - Hedged Equity Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation consistent with the return and risk characteristics of the long/short hedge fund universe and, secondarily, to achieve these returns with low correlation to and less volatility than equity indices.

Rydex Variable Trust - Internet Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies that provide products or services designed for or related to the Internet.

Rydex Variable Trust - Inverse Dynamic Dow 2x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that inversely correspond to 200% of the daily performance of the Dow Jones Industrial Average.

Rydex Variable Trust - Inverse Government Long Bond Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that inversely correspond to the daily performance of the Long Treasury Bond.

Rydex Variable Trust - Inverse Mid-Cap Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that inversely correspond to the daily performance of the S&P Mid Cap 400® Index.

Rydex Variable Trust - Inverse OTC Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that inversely correspond to the daily performance of the NASDAQ 100 Index®.

Rydex Variable Trust - Inverse Russell 2000 Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that inversely correspond to the daily performance of theRussell 2000 Index®.

Rydex Variable Trust - Inverse S&P 500 Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that will inversely correlate to the daily performance of the S&P 500® Index.

Rydex Variable Trust - Japan 1.25x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correlate to the daily performance of the Topix 100Index.

Rydex Variable Trust - Large-Cap Growth Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the S&P 500/Citigroup Pure Growth Index.

Rydex Variable Trust - Large-Cap Value Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the S&P 500/Citigroup Pure Growth Index.

Rydex Variable Trust - Leisure Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies engaged in leisure and entertainment businesses.

Rydex Variable Trust - Mid Cap 1.25x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the S&P MidCap 400® Index.

Rydex Variable Trust - Mid-Cap Growth Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the S&P MidCap 400/Citigroup Pure Growth Index.

Rydex Variable Trust - Mid-Cap Value Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the S&P MidCap 400/Citigroup Pure Growth Index.

Rydex Variable Trust - Multi Cap Core Equity Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Long-term capital appreciation.

Rydex Variable Trust - Nova Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to 150% of the daily performance of theS&P 500® Index.

Rydex Variable Trust - OTC Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the NASDAQ 100 Index®.

Rydex Variable Trust - OTC 2x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to 200% of the daily performance of theNASDAQ 100 Index®.

Rydex Variable Trust - Precious Metals Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation by investing in U.S. and foreign companies that are involved in the precious metals sector, including exploration, mining, production and development, and other precious metals-related services.

Rydex Variable Trust - Real Estate Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies that are involved in the real estate industry including real estate investment trusts.

Rydex Variable Trust - Retailing Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation by investing in companies engaged in merchandising finished goods and services, including department stores, restaurant franchises, mail order operations and other companies involved in selling products to consumers.

Rydex Variable Trust - Russell 2000 1.5x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the Russell 2000 Index®.

Rydex Variable Trust - S&P 500 2x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to 200% of the daily performance of theS&P 500® Index.

Rydex Variable Trust - Sector Rotation Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Long-term capital appreciation.

Rydex Variable Trust - Small-Cap Growth Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the S&P SmallCap 600/Citigroup Pure Growth Index.

Rydex Variable Trust - Small-Cap Value Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to the daily performance of the S&P SmallCap 600/Citigroup Pure Value Index.

Rydex Variable Trust - Strengthening Dollar 2x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that correspond to 200% of the daily performance of the U.S. Dollar Index.

Rydex Variable Trust - Technology Fund
Investment Adviser:	Rydex Investments
Investment Objective:
Capital appreciation by investing in companies that are involved in the technology sector, including computer software and service companies, semiconductor manufacturers, networking and telecommunications equipment manufacturers, PC hardware and peripherals companies.

Rydex Variable Trust - Telecommunications Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies engaged in the development, manufacture, or sale of communications services or communications equipment.

Rydex Variable Trust - Transportation Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies engaged in providing transportation services or companies engaged in the design, manufacture, distribution, or sale of transportation equipment.

Rydex Variable Trust - Utilities Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Capital appreciation by investing in companies that operate public utilities.

Rydex Variable Trust - Weakening Dollar 2x Strategy Fund
Investment Adviser:	Rydex Investments
Investment Objective:	Investment results that inversely correspond to 200% of the daily performance of the U.S. Dollar Index.

Appendix B: Condensed Financial Information

All the Sub-accounts were added to the variable account on August 1, 2007.  Therefore, no Condensed Financial Information is available. The Statement of Additional Information is available FREE OF CHARGE by:

calling:	1-866-233-3223, TDD 1-800-238-3035
writing:	Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017-1522
checking
on-line at: www.nationwide.com

Appendix C: Contract Types and Tax Information

The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code.  Following is a general description of the various contract types.  Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on contract type.

Charitable Remainder Trusts

Charitable Remainder Trusts are trusts that meet the requirements of Section 664 of the Internal Revenue Code.  Non-Qualified Contracts that are issued to Charitable Remainder Trusts will differ from other Non-Qualified Contracts in three respects:

(1)	Waiver of CDSC. In addition to the CDSC-free withdrawal privilege available to all contracts, Charitable Remainder Trusts may also withdraw the difference between:

(a)	the contract value on the day before the withdrawal; and

(b)	the total amount of purchase payments made to the contract (less an adjustment for amounts surrendered).

(2)
Contract ownership at annuitization.  On the annuitization date, if the contract owner is a Charitable Remainder Trust, the Charitable Remainder Trust will continue to be the contract owner and the annuitant will NOT become the contract owner.

(3)
Recipient of death benefit proceeds.  With respect to the death benefit proceeds, if the contract owner is a Charitable Remainder Trust, the death benefit is payable to the Charitable Remainder Trust.  Any designation in conflict with the Charitable Remainder Trust’s right to the death benefit will be void.

While these provisions are intended to facilitate a Charitable Remainder Trust's ownership of this contract, the rules governing Charitable Remainder Trusts are numerous and complex.  A Charitable Remainder Trust that is considering purchasing this contract should seek the advice of a qualified tax and/or financial adviser prior to purchasing the contract.  An annuity that has a Charitable Remainder Trust endorsement is not a charitable remainder trust; the endorsement is merely to facilitate ownership of the contract by a Charitable Remainder Trust.

Investment Only (Qualified Plans)

Contracts that are owned by Qualified Plans are not intended to confer tax benefits on the beneficiaries of the plan; they are used as investment vehicles for the plan.  The income tax consequences to the beneficiary of a Qualified Plan are controlled by the operation of the plan, not by operation of the assets in which the plan invests.

Beneficiaries of Qualified Plans should contact their employer and/or trustee of the plan to obtain and review the plan, trust, summary plan description and other documents for the tax and other consequences of being a participant in a Qualified Plan.

Individual Retirement Annuities (IRAs)

IRAs are contracts that satisfy the provisions of Section 408(b) of the Internal Revenue Code, including the following requirements:

•	the contract is not transferable by the owner;

•	the premiums are not fixed;

•
if the contract owner is younger than age 50, the annual premium cannot exceed $4,000; if the contract owner is age 50 or older, the annual premium cannot exceed $5,000 (although rollovers of greater amounts from qualified plans, Tax Sheltered Annuities and other IRAs can be received);

•	certain minimum distribution requirements must be satisfied after the owner attains the age of 70½;

•	the entire interest of the owner in the contract is nonforfeitable; and

•	after the death of the owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

Depending on the circumstance of the owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.

IRAs may receive rollover contributions from other Individual Retirement Accounts, other Individual Retirement Annuities, Tax Sheltered Annuities, certain 457 governmental plans and qualified retirement plans (including 401(k) plans).

When the owner of an IRA attains the age of 70½, the Internal Revenue Code requires that certain minimum distributions be made.  In addition, upon the death of the owner of an IRA, mandatory distribution requirements are imposed by the Internal Revenue Code to ensure distribution of the entire contract value within the required statutory period.  Due to recent changes in Treasury Regulations, the amount used to compute the mandatory distributions may exceed the contract value.

For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established.

Non-Qualified Contracts

A Non-Qualified Contract is a contract that does not qualify for certain tax benefits under the Internal Revenue Code, and which is not an IRA, a Roth IRA, a SEP IRA, a Simple IRA, or a Tax Sheltered Annuity.

Upon the death of the owner of a Non-Qualified Contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period.

Non-Qualified contracts that are owned by natural persons allow the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.  Non-Qualified contracts that are owned by nonnatural persons, such as trusts, corporations and partnerships are generally subject to current income tax on the gain earned inside the contract, unless the nonnatural person owns the contract as an “agent” of a natural person.

Roth IRAs

Roth IRA contracts are contracts that satisfy the provisions of Section 408A of the Internal Revenue Code, including the following requirements:

•	the contract is not transferable by the owner;

•	the premiums are not fixed;

•
if the contract owner is younger than age 50, the annual premium cannot exceed $4,000; if the contract owner is age 50 or older, the annual premium cannot exceed $5,000 (although rollovers of greater amounts from other Roth IRAs and IRAs can be received);

•	the entire interest of the owner in the contract is nonforfeitable; and

•	after the death of the owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

A Roth IRA can receive a rollover from an IRA; however, the amount rolled over from the IRA to the Roth IRA is required to be included in the owner's federal gross income at the time of the rollover, and will be subject to federal income tax.

There are income limitations on eligibility to participate in a Roth IRA and additional income limitations for eligibility to roll over amounts from an IRA to a Roth IRA.

For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established.

Simplified Employee Pension IRAs (SEP IRA)

A SEP IRA is a written plan established by an employer for the benefit of employees which permits the employer to make contributions to an IRA established for the benefit of each employee.

An employee may make deductible contributions to a SEP IRA subject to the same restrictions and limitations as an IRA.  In addition, the employer may make contributions to the SEP IRA, subject to dollar and percentage limitations imposed by both the Internal Revenue Code and the written plan.

A SEP IRA plan must satisfy:

•	minimum participation rules;

•	top-heavy contribution rules;

•	nondiscriminatory allocation rules; and

•	requirements regarding a written allocation formula.

In addition, the plan cannot restrict withdrawals of non-elective contributions, and must restrict withdrawals of elective contributions before March 15th of the following year.

When the owner of SEP IRA attains the age of 70½, the Internal Revenue Code requires that certain minimum distributions be made.  Due to recent changes in Treasury Regulations, the amount used to compute the minimum distributions may exceed the contract value. In addition, upon the death of the owner of a SEP IRA, mandatory distribution requirements are imposed by the Internal Revenue Code to ensure distribution of the entire contract value within the required statutory period.

Simple IRAs

A Simple IRA is an individual retirement annuity that is funded exclusively by a qualified salary reduction arrangement and satisfies:

•	vesting requirements;

•	participation requirements; and

•	administrative requirements.

The funds contributed to a Simple IRA cannot be commingled with funds in IRAs or SEP IRAs.

A Simple IRA cannot receive rollover distributions except from another Simple IRA.

When the owner of Simple IRA attains the age of 70½, the Internal Revenue Code requires that certain minimum distributions be made. Due to recent changes in Treasury Regulations, the amount used to compute the minimum distributions may exceed the contract value.

   In addition, upon the death of the owner of a Simple IRA, mandatory distribution requirements are imposed by the Internal Revenue Code to ensure distribution of the entire contract value within the required statutory period.

Tax Sheltered Annuities

Certain tax-exempt organizations (described in section 501(c)(3) of the Internal Revenue Code) and public school systems may establish a plan under which annuity contracts can be purchased for their employees.  These annuity contracts are often referred to as Tax Sheltered Annuities.

Purchase payments made to Tax Sheltered Annuities are excludable from the income of the employee, up to statutory maximum amounts.  These amounts should be set forth in the plan adopted by the employer.

Tax Sheltered Annuities may receive rollover contributions from Individual Retirement Accounts, Individual Retirement Annuities, other Tax Sheltered Annuities, certain 457 governmental plans, and qualified retirement plans (including 401(k) plans).

The owner's interest in the contract is nonforfeitable (except for failure to pay premiums) and cannot be transferred.

When the owner of a Tax Sheltered Annuity attains the age of 70½, the Internal Revenue Code requires that certain minimum distributions be made.  Due to recent changes in Treasury Regualtions, the amount used to compute the minimum distributions may exceed the contract value.  In addition, upon the death of the owner of a Tax Sheltered Annuity, mandatory distribution requirements are imposed by the Internal Revenue Code to ensure distribution of the entire contract value within the required statutory period.

Federal Tax Considerations

Federal Income Taxes

The tax consequences of purchasing a contract described in this prospectus will depend on:

•	the type of contract purchased;

•	the purposes for which the contract is purchased; and

•	the personal circumstances of individual investors having interests in the contracts.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation.  Nationwide does not guarantee the tax status of any contracts or any transactions involving the contracts.

Representatives of the Internal Revenue Service have informally suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the Internal Revenue Service issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment.  The Internal Revenue Service has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment.  The revenue ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment under Section 72 of the Internal Revenue Code, Nationwide will take whatever steps are available to remain in compliance.

If the contract is purchased as an investment of certain retirement plans (such as qualified retirement plans, Individual Retirement Accounts, and custodial accounts as described in Sections 401, 408(a), and 403(b)(7) of the Internal Revenue Code), tax advantages enjoyed by the contract owner and/or annuitant may relate to participation in the plan rather than ownership of the annuity contract.  Such plans are permitted to purchase investments other than annuities and retain tax-deferred status.

The following is a brief summary of some of the federal income tax considerations related to the contracts.  In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes.  The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus.  Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed.  Nothing in this prospectus should be considered to be tax advice.  Contract owners and prospective contract owners should consult a financial consultant, tax adviser or legal counsel to discuss the taxation and use of the contracts.

IRAs, SEP IRAs and Simple IRAs

Distributions from IRAs, SEP IRAs and Simple IRAs are generally taxed as ordinary income when received.  If any of the amount contributed to the Individual Retirement Annuity was nondeductible for federal income tax purposes, then a portion of each distribution is excludable from income.

If distributions of income from an IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to both the regular income tax and an additional penalty tax of 10% is generally applicable.  (For Simple IRAs, the 10% penalty is increased to 25% if the distribution is made during the 2-year period beginning on the date that the individual first participated in the Simple IRA.)  The 10% penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Internal Revenue Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	used for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner’s gross estate for tax purposes.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or nontaxable depending upon whether they are "qualified distributions" or "non-qualified distributions."  A "qualified distribution" is one that satisfies the five-year rule and meets one of the following requirements:

•	it is made on or after the date on which the contract owner attains age 59½;

•	it is made to a beneficiary (or the contract owner’s estate) on or after the death of the contract owner;

•	it is attributable to the contract owner’s disability; or

•	it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.

The five-year rule generally is satisfied if the distribution is not made within the five year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the owner.

A qualified distribution is not included in gross income for federal income tax purposes.

A non-qualified distribution is not includable in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA.  Any non-qualified distribution in excess of total contributions is includable in the contract owner’s gross income as ordinary income in the year that it is distributed to the contract owner.

Special rules apply for Roth IRAs that have proceeds received from an IRA prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.

If non-qualified distributions of income from a Roth IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to both the regular income tax and an additional penalty tax of 10%.  The penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Internal Revenue Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner’s gross estate for tax purposes.

Tax Sheltered Annuities

Distributions from Tax Sheltered Annuities are generally taxed when received.  A portion of each distribution after the annuitization date  is excludable from income based on a formula established pursuant to the Internal Revenue Code.  The formula excludes from income the amount invested in the contract divided by the number of anticipated payments until the full investment in the contract is recovered.  Thereafter all distributions are fully taxable.

If a distribution of income is made from a Tax Sheltered Annuity prior to the date that the owner attains the age of 59½ years, the income is subject to both the regular income tax and an additional penalty tax of 10%.  The penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Internal Revenue Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary; or

•	made to the owner after separation from service with his or her employer after age 55.

A loan from a Tax Sheltered Annuity generally is not considered to be a distribution, and is therefore generally not taxable.  However, if the loan is not repaid in accordance with the repayment schedule, the entire balance of the loan would be treated as being in default, and the defaulted amount would be treated as being distributed to the participant as a taxable distribution.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner’s gross estate for tax purposes.

Non-Qualified Contracts - Natural Persons as Contract Owners

Generally, the income earned inside a Non-Qualified Annuity Contract that is owned by a natural person is not taxable until it is distributed from the contract.

Distributions before the annuitization date are taxable to the contract owner to the extent that the cash value of the contract exceeds the contract owner’s investment in the contract at the time of the distribution.  In general, the investment in the contract is equal to the purchase payment made with after-tax dollars.  Distributions, for this purpose, include full and partial surrenders, any portion of the contract that is assigned or pledged, amounts borrowed from the contract, or any portion of the contract that is transferred by gift.  For these purposes, a transfer by gift may occur upon annuitization if the contract owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income.  The amount excludable is based on the ratio between the contract owner’s investment in the contract and the expected return on the contract.  Once the entire  investment in the contract is recovered, all distributions are fully includable in income.  The maximum amount excludable from income is the investment in the contract.  If the annuitant dies before the entire investment in the contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the contract, then the unrecovered investment in the contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same contract owner during the same calendar year will be treated as one annuity contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982.  For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the contract as of that date.  A distribution in excess of the amount of the investment in the contract as of August 14, 1982, will be treated as taxable income.

The Internal Revenue Code imposes a penalty tax if a distribution is made before the contract owner reaches age 59½.  The amount of the penalty is 10% of the portion of any distribution that is includable in gross income.  The penalty tax does not apply if the distribution is:

•	the result of a contract owner’s death;

•	the result of a contract owner’s disability, (as defined in the Internal Revenue Code);

•
one of a series of substantially equal periodic payments made over the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the beneficiary selected by the contract owner to receive payment under the annuity payment option selected by the contract owner; or

•	is allocable to an investment in the contract before August 14, 1982.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner’s gross estate for tax purposes.

Non-Qualified Contracts - Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of Non-Qualified Contracts owned by individuals.  Different rules (the so-called "non-natural persons" rules) apply if the contract owner is not a natural person.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Internal Revenue Code.  Therefore, income earned under a Non-Qualified Contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned.  Taxation is not deferred, even if the income is not distributed out of the contract.  The income is taxable as ordinary income, not capital gain.

The non-natural persons rules do not apply to all entity-owned contracts.  For purposes of the rule that annuity contracts that are owned by non-natural persons are not treated as annuity contracts for tax purposes, a contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual.  This would cause the contract to be treated as an annuity under the Internal Revenue Code, allowing tax deferral.  However, this exception does not apply when the non-natural person is an employer that holds the contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural persons rules also do not apply to contracts that are:

•	acquired by the estate of a decedent by reason of the death of the decedent;

•	issued in connection with certain qualified retirement plans and individual retirement plans;

•	purchased by an employer upon the termination of certain qualified retirement plans; or

•	immediate annuities within the meaning of Section 72(u) of the Internal Revenue Code.

If the annuitant dies before the contract is completely distributed, the balance may be included in the annuitant’s gross estate for tax purposes, depending on the obligations that the non-natural owner may have owed to the annuitant.

GMWB Rider.  Although the tax treatment is not clear, if you purchase the GMWB rider and you take a withdrawal from your Contract before the annuitization date, we intend to treat the following amount of the withdrawal as a taxable distribution:  the excess of the greater of (a) your account value immediately before the distribution or (b) your Guaranteed Lifetime Amount immediately before the distribution, over (c) the remaining investment in the Contract. In certain circumstances, this treatment with respect to the GMWB rider could result in your account value being less than your investment in the Contract after such a withdrawal. If you subsequently surrender your contract under such circumstances, you would have a loss that may be deductible. If you purchase the GMWB rider in an IRA or Tax Sheltered Annuity, additional distributions may be required to satisfy the minimum distribution requirements. Please consult your tax advisor.

Withholding

Pre-death distributions from the contracts are subject to federal income tax.  Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise.  If the distribution is from a Tax Sheltered Annuity, it will be subject to mandatory 20% withholding that cannot be waived, unless:

•
the distribution is made directly to another Tax Sheltered Annuity, qualified pension or profit-sharing plan described in section 401(a), an eligible deferred compensation plan described in section 457(b) which is maintained by an eligible employer described in section 457(e)(1)(A)  or IRA; or

•	the distribution satisfies the minimum distribution requirements imposed by the Internal Revenue Code.

In addition, under some circumstances, the Internal Revenue Code will not permit contract owners to waive withholding.  Such circumstances include:

•	if the payee does not provide Nationwide with a taxpayer identification number; or

•	if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

If a contract owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory back-up withholding.  The mandatory back-up withholding rate is established by Section 3406 of the Internal Revenue Code and is applied against the amount of income that is distributed.

Non-Resident Aliens

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed.  Nationwide is required to withhold this amount and send it to the Internal Revenue Service.  Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies.  In order to obtain the benefits of such a treaty, the non-resident alien must:

(1)	Provide Nationwide with a properly completed withholding certificate claiming the treaty benefit of a lower tax rate or exemption from tax; and

(2)	provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.

Another exemption from the 30% withholding is for the non-resident alien to provide Nationwide with sufficient evidence that:

1)	the distribution is connected to the non-resident alien’s conduct of business in the United States;

2)	the distribution is includable in the non-resident alien’s gross income for United States federal income tax purposes; and

3)	provide Nationwide with a properly completed withholding certificate claiming the exemption.

Note that these distributions would be subject to the same withholding rules that are applicable to payments to United States persons, including back-up withholding, which is currently at a rate of 28%, if a correct taxpayer identification number is not provided.

Federal Estate, Gift and Generation Skipping Transfer Taxes

The following transfers may be considered a gift for federal gift tax purposes:

•	a transfer of the contract from one contract owner to another; or

•	a distribution to someone other than a contract owner.

Upon the contract owner’s death, the value of the contract may be subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Internal Revenue Code may require Nationwide to determine whether a death benefit or other distribution is a "direct skip" and the amount of the resulting generation skipping transfer tax, if any.  A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

a)	an individual who is two or more generations younger than the contract owner; or

b)	certain trusts, as described in Section 2613 of the Internal Revenue Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the contract owner).

If the contract owner is not an individual, then for this purpose only, "contract owner" refers to any person:

•	who would be required to include the contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or

•	who is required to report the transfer of the contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, Nationwide will deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

Charge for Tax

Nationwide is not required to maintain a capital gain reserve liability on Non-Qualified Contracts.  If tax laws change requiring a reserve, Nationwide may implement and adjust a tax charge.

Diversification

Internal Revenue Code Section 817(h) contains rules on diversification requirements for variable annuity contracts.  A variable annuity contract that does not meet these diversification requirements will not be treated as an annuity, unless:

•	the failure to diversify was accidental;

•	the failure is corrected; and

•	a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the contract owner if the income, for the period the contract was not diversified, had been received by the contract owner.

If the violation is not corrected, the contract owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her contract.  Nationwide believes that the investments underlying this contract meet these diversification requirements.

Tax Changes

The foregoing tax information is based on Nationwide’s understanding of federal tax laws.  It is NOT intended as tax advice.  All information is subject to change without notice.  You should consult with your personal tax and/or financial adviser for more information.

In 2001, the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) was enacted.  EGTRRA made numerous changes to the Internal Revenue Code, including the following:

•  generally lowering federal income tax rates;

•	increasing the amounts that may be contributed to various retirement plans, such as IRAs, Tax Sheltered Annuities and Qualified Plans;

•	increasing the portability of various retirement plans by permitting IRAs, Tax Sheltered Annuities, Qualified Plans and certain governmental 457 plans to "roll" money from one plan to another;

•	eliminating and/or reducing the highest federal estate tax rates;

•	increasing the estate tax credit; and

•	for persons dying after 2009, repealing the estate tax.

In 2006, the Pension Protection Act of 2006 made permanent the EGTRRA provisions noted above that increase the amounts that may be contributed to various retirement plans and that increase the portability of various retirement plans. However, all of the other changes resulting from EGTRRA are scheduled to "sunset," or become ineffective, after December 31, 2010 unless they are extended by additional legislation.  If changes resulting from EGTRRA are not extended, beginning January 1, 2011, the Internal Revenue Code will be restored to its pre-EGTRRA form.

This creates uncertainty as to future tax requirements and implications. Please consult a qualified tax or financial adviser for further information relating to EGTRRA and other tax issues.

Required Distributions

Any distribution paid that is NOT due to payment of the death benefit may be subject to a CDSC.

The Internal Revenue Code requires that certain distributions be made from the contracts issued in conjunction with this prospectus.  Following is an overview of the required distribution rules applicable to each type of contract.  Please consult a qualified tax or financial adviser for more specific required distribution information.

Required Distributions – General Information

In general, a beneficiary is an individual or other entity that the contract owner designates to receive death proceeds upon the contract owner’s death.  The distribution rules in the Internal Revenue Code make a distinction between "beneficiary" and "designated beneficiary" when determining the life expectancy that may be used for payments that are made from IRAs, SEP IRAs, Simple IRAs, Roth IRAs and Tax Sheltered Annuities after the death of the annuitant, or that are made from Non-Qualified Contracts after the death of the contract owner.  A designated beneficiary is a natural person who is designated by the contract owner as the beneficiary under the contract.  Non-natural beneficiaries (e.g. charities or certain trusts) are not designated beneficiaries for the purpose of required distributions and the life expectancy of such a beneficiary is zero.

Life expectancies and joint life expectancies will be determined in accordance with the relevant guidance provided by the Internal Revenue Service and the Treasury Department, including but not limited to Treasury Regulation 1.72-9 and Treasury Regulation 1.401(a)(9)-9.

Required distributions paid upon the death of the contract owner are paid to the beneficiary or beneficiaries stipulated by the contract owner.  How quickly the distributions must be made may be determined with respect to the life expectancies of the beneficiaries.  For Non-Qualified Contracts, the beneficiaries used in the determination of the distribution period are those in effect on the date of the contract owner’s death.  For contracts other than Non-Qualified Contracts, the beneficiaries used in the determination of the distribution period do not have to be determined until December 31 of the year following the contract owner’s death.  If there is more than one beneficiary, the life expectancy of the beneficiary with the shortest life expectancy is used to determine the distribution period.  Any beneficiary that is not a designated beneficiary has a life expectancy of zero.

Required Distributions for Non-Qualified Contracts

Internal Revenue Code Section 72(s) requires Nationwide to make certain distributions when a contract owner dies.  The following distributions will be made in accordance with the following requirements:

(1)
If any contract owner dies on or after the annuitization date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the contract owner's death.

(2)
If any contract owner dies before the annuitization date, then the entire interest in the contract (consisting of either the death benefit or the contract value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the contract owner’s death, provided however:

(a)
any interest payable to or for the benefit of a designated beneficiary may be distributed over the life of the designated beneficiary or over a period not longer than the life expectancy of the designated beneficiary.  Payments must begin within one year of the contract owner's death unless otherwise permitted by federal income tax regulations; and

(b)
if the designated beneficiary is the surviving spouse of the deceased contract owner, the spouse can choose to become the contract owner instead of receiving a death benefit.  Any distributions required under these distribution rules will be made upon that spouse’s death.

In the event that the contract owner is not a natural person (e.g., a trust or corporation), for purposes of these distribution provisions:

(a)	the death of the annuitant will be treated as the death of a contract owner;

(b)	any change of annuitant will be treated as the death of a contract owner; and

(c)	in either case, the appropriate distribution will be made upon the death or change, as the case may be.

These distribution provisions do not apply to any contract exempt from Section 72(s) of the Internal Revenue Code by reason of Section 72(s)(5) or any other law or rule.

Required Distributions for Tax Sheltered Annuities, IRAs, SEP IRAs, Simple IRAs and Roth IRAs

Distributions from a Tax Sheltered Annuity, IRA, SEP IRA or Simple IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70½.  Distributions may be paid in a lump sum or in substantially equal payments over:

(a)	the life of the contract owner or the joint lives of the contract owner and the contract owner’s designated beneficiary; or

(b)
a period not longer than the period determined under the table in Treasury Regulation 1.401(a)(9)-9, which is the deemed joint life expectancy of the contract owner and a person 10 years younger than the contract owner.  If the designated beneficiary is the spouse of the contract owner, the period may not exceed the longer of the period determined under such table or the joint life expectancy of the contract owner and the contract owner’s spouse, determined in accordance with Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Treasury Regulation 1.401(a)(9)-9.

For Tax Sheltered Annuities, required distributions do not have to be withdrawn from this contract if they are being withdrawn from another Tax Sheltered Annuity of the contract owner.

For IRAs, SEP IRAs and Simple IRAs, required distributions do not have to be withdrawn from this contract if they are being withdrawn from another IRA, SEP IRA or Simple IRA of the contract owner.

If the contract owner’s entire interest in a Tax Sheltered Annuity, IRA, SEP IRA or Simple IRA will be distributed in equal or substantially equal payments over a period described in (a) or (b) above, the payments must begin on or before the required beginning date.  The required beginning date is April 1 of the calendar year following the calendar year in which the contract owner reaches age 70½.  The rules for Roth IRAs do not require distributions to begin during the contract owner’s lifetime, therefore, the required beginning date is not applicable to Roth IRAs.

Due to recent changes in Treasury Regulations, the amount used to compute the minimum distribution requirement may exceed the contract value.

If the contract owner dies before the required beginning date (in the case of a Tax Sheltered Annuity, IRA, SEP IRA or Simple IRA) or before the entire contract value is distributed (in the case of Roth IRAs), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the contract owner’s spouse, the applicable distribution period is the surviving spouse’s remaining life expectancy using the surviving spouse’s birthday for each distribution calendar year after the calendar year of the contract owner’s death.  For calendar years after the death of the contract owner’s surviving spouse, the applicable distribution period is the spouse’s remaining life expectancy using the spouse’s age in the calendar year of the spouse’s death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse’s death;

(b)
if the designated beneficiary is not the contract owner’s surviving spouse, the applicable distribution period is the designated beneficiary’s remaining life expectancy using the designated beneficiary’s birthday in the calendar year immediately following the calendar year of the contract owner’s death, reduced by one for each calendar year that elapsed thereafter; and

(c)	if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the fifth year following the contract owner’s death.

If the contract owner dies on or after the required beginning date, the interest in the Tax Sheltered Annuity, IRA, SEP IRA or Simple IRA must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the contract owner’s spouse, the applicable distribution period is the surviving spouse’s remaining life expectancy using the surviving spouse’s birthday for each distribution calendar year after the calendar year of the contract owner’s death.  For calendar years after the death of the contract owner’s surviving spouse, the applicable distribution period is the spouse’s remaining life expectancy using the spouse’s age in the calendar year of the spouse’s death, reduced by one for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse’s death;

(b)
if the designated beneficiary is not the contract owner’s surviving spouse, the applicable distribution period is the designated beneficiary’s remaining life expectancy using the designated beneficiary’s birthday in the calendar year immediately following the calendar year of the contract owner’s death, reduced by one for each calendar year that elapsed thereafter; and

(c)
if there is no designated beneficiary, the applicable distribution period is the contract owner’s remaining life expectancy using the contract owner’s birthday in the calendar year of the contract owner’s death, reduced by one for each year thereafter.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

For IRAs, SEP IRAs and Simple IRAs, all or a portion of each distribution will be included in the recipient’s gross income and taxed at ordinary income tax rates.  The portion of a distribution that is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution.  The owner of an IRA, SEP IRA or Simple IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non taxable distributions for all years, and the total balance of all IRAs, SEP IRAs or Simple IRAs.

Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions."

As noted above, if you purchase the GMWB, additional distributions may be required to satisfy the minimum distribution requirements. Please consult your tax advisor.

STATEMENT OF ADDITIONAL INFORMATION

August 1, 2007

Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company
through its  Nationwide Variable Account-4

This Statement of Additional Information is not a prospectus. It contains additional information than set forth in the prospectus and should be read in conjunction with the prospectus dated August 1, 2007.  The prospectus may be obtained from Nationwide Life Insurance Company by writing 5100 Rings Road, RR1-04-F4, Dublin, Ohio 43017-1522, or calling 1-866-233-3223, TDD 1-800-238-3035.

Table of Contents of the Statement of Additional Information
General Information and History	1
Services	1
Purchase of Securities Being Offered	2
Underwriters	2
Advertising	2
Annuity Payments	2
Financial Statements	3

General Information and History

Nationwide Variable Account-4 is a separate investment account of Nationwide Life Insurance Company ("Nationwide").  Nationwide is a member of the Nationwide group of companies.  All of Nationwide 's common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  NFS has two classes of  common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS.  Nationwide Corporation is a holding company, as well.  All of the common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $160 billion as of December 31, 2006.

Services

Nationwide, which has responsibility for administration of the contracts and the variable account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each contract owner and the number and type of contract issued to each contract owner and records with respect to the contract value of each contract.

The custodian of the assets of the variable account is Nationwide.  Nationwide will maintain a record of all purchases and redemption of shares of the underlying mutual funds.  Nationwide, or its affiliates may have entered into agreements with the underlying mutual funds and/or their affiliates.  The agreements relate to  services furnished by Nationwide or an affiliate of Nationwide.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds.  Nationwide also acts as a limited agent for the fund for purposes of accepting the trades.  See “Underlying Mutual Fund Payments” located in the prospectus.

Distribution, Promotional, and Sales Expenses

In addition to or partially in lieu of commission, Nationwide may pay the selling firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market Nationwide's products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities, such as training and education, that may contribute to the promotion and marketing of Nationwide's products.  Nationwide makes certain assumptions about the amount of marketing allowance it will pay and takes these assumptions into consideration when it determines the charges that will be assessed under the contracts.  For the contracts described in the prospectus, Nationwide assumed 0.50% (of the daily net assets of the variable account) for marketing allowance when determining the charges for the contracts.  The actual amount of the marketing allowance may be higher or lower than this assumption.  If the actual amount of marketing allowance paid is more than what was assumed, Nationwide will fund the difference.  Nationwide generally does not profit from any excess marketing allowance if the amount assumed was higher than what is actually paid.  Any excess would be spent on additional marketing for the contracts.  For more information about marketing allowance or how a particular selling firm uses marketing allowances, please consult with your registered representative.

1

Independent Registered Public Accounting Firm

The financial statements of Nationwide Variable Account – 4 and the consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2006 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company and subsidiaries adopted the American Institute of Certified Public Accountants' Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, in 2004.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold.  Agents are registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

Underwriters

The contracts, which are offered continuously, are distributed by Nationwide Investment Services Corporation, ("NISC") One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  For contracts issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.  During the fiscal years ended December 31, 2006, 2005 and 2004, no underwriting commissions were paid by Nationwide to NISC.

Advertising

Money Market Yields

Nationwide may advertise the "yield" and "effective yield" for the money market sub-account.  Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund’s units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the sub-accounts in accordance with SEC prescribed calculations.  Performance information is annualized.  However, if a sub-account has been available in the variable account for less than one year, the performance information for that sub-account is not annualized.

Performance information is based on historical earnings and is not intended to predict or project future results.

Standardized performance will reflect the maximum variable account charges possible under the contract, the Contract Maintenance Charge, and the standard CDSC schedule.  Non-standardized performance, which will be accompanied by standardized performance, will reflect other expense structures contemplated under the contract.  The expense assumptions will be stated in the advertisement.

Additional Materials

Nationwide may provide information on various topics to contract owners and prospective contract owners in advertising, sales literature or other materials.

Performance Comparisons

Each sub-account may, from time to time, include in advertisements the ranking of its performance figures compared with performance figures of other annuity contracts’ sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

Annuity Payments

See "Frequency and Amount of Annuity Payments" located in the prospectus.

2

Report of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life Insurance Company

    and Contract Owners of Nationwide Variable Account-4:

We have audited the accompanying statement of assets, liabilities and contract owners’ equity of Nationwide Variable Account-4 (comprised of the sub-accounts listed in note 1(b) (collectively, “the Accounts”)) as of December 31, 2006, and the related statements of operations and changes in contract owners’ equity, and the financial highlights for each of the periods indicated herein. These financial statements and financial highlights are the responsibility of the Accounts’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Accounts as of December 31, 2006, and the results of their operations, changes in contract owners’ equity, and financial highlights for each of the periods indicated herein, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Columbus, Ohio

March 9, 2007

NATIONWIDE VARIABLE ACCOUNT-4

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY

December 31, 2006

Assets:
Investments at fair value:

American Century Variable Portfolios, Inc. – Income & Growth Fund – Class III (ACVPIncGr3) 1,123,119 shares (cost $ 8,791,751)	$9,692,518

American Century Variable Portfolios, Inc. – Ultra® Fund – Class III (ACVPUltra3) 190,550 shares (cost $ 1,932,533)	1,911,215

American Century Variable Portfolios, Inc. – Value Fund – Class III (ACVPVal3) 1,896,580 shares (cost $ 15,219,250)	16,576,111

Fidelity® Variable Insurance Products Fund – Equity-Income Portfolio – Service Class 2 R (FidVIPEIS2R) 659,543 shares (cost $ 16,502,610)	16,970,038

Fidelity®Variable Insurance Products Fund – Growth Portfolio – Service Class 2 R (FidVIPGrS2R) 137,832 shares (cost $ 4,677,352)	4,862,707

Fidelity® Variable Insurance Products Fund II – Contrafund®Portfolio – Service Class 2 R (FidVIPConS2R) 830,744 shares (cost $ 25,070,358)	25,769,677

Gartmore GVIT – Federated GGVIT High Income Bond Fund – Class III (GVITFHiInc3) 655,647 shares (cost $ 5,167,144)	5,225,511

Gartmore GVIT – Government Bond Fund – Class III (GVITGvtBd3) 1,144,063 shares (cost $ 13,083,593)	12,985,116

Gartmore GVIT – Investor Destinations Aggressive Fund – Class VI (GVITIDAgg6) 834,008 shares (cost $ 10,486,007)	11,234,087

Gartmore GVIT – Investor Destinations Conservative Fund – Class VI (GVITIDCon6) 566,766 shares (cost $ 5,862,130)	5,917,033

Gartmore GVIT – Investor Destinations Moderate Fund – Class VI (GVITIDMod6) 1,690,215 shares (cost $ 19,391,648)	20,705,129

Gartmore GVIT – Investor Destinations Moderately Aggressive Fund – Class VI (GVITIDModAg6) 903,030 shares (cost $ 11,002,958)	11,793,572

Gartmore GVIT – Investor Destinations Moderately Conservative Fund – Class VI (GVITIDModCon6) 317,996 shares (cost $ 3,518,372)	3,599,719

Gartmore GVIT – Mid Cap Growth Fund – Class III (GVITMdCpGr3) 43,719 shares (cost $ 1,104,283)	1,306,322

Gartmore GVIT – Money Market Fund II – Class I (GVITMyMkt2) 208,395,593 shares (cost $ 208,395,593)	208,395,593

Gartmore GVIT – Nationwide Fund – Class III (GVITNWFund3) 131,315 shares (cost $ 1,651,765)	1,751,738

Gartmore GVIT – Small Cap Growth Fund – Class III (GVITSmCapGr3) 40,812 shares (cost $ 604,310)	665,647

Gartmore GVIT – Small Cap Value Fund – Class III (GVITSmCapVal3) 116,680 shares (cost $ 1,449,759)	1,456,165

Gartmore GVIT – Small Company Fund – Class III (GVITSmComp3) 192,603 shares (cost $ 4,682,096)	4,817,010

Legg Mason Partners Variable Portfolios III, Inc. – International All Cap Growth Portfolio (LMVPIntAllCap) 4,657 shares (cost $ 97,310)	80,468

Legg Mason Partners Variable Portfolios III, Inc. – Large Cap Value Portfolio (LMVPLrgCp) 195,719 shares (cost $ 3,521,732)	4,249,058

Legg Mason Partners Variable Portfolios III, Inc. – Money Market Portfolio (LMVPMMrk) 116,062 shares (cost $ 116,062)	116,062
(Continued)

NATIONWIDE VARIABLE ACCOUNT-4

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY, Continued

Rydex Variable Trust Portfolios – Absolute Return Strategies Fund (RyAbsRtStr) 697,594 shares (cost $ 18,263,666)	$18,276,976

Rydex Variable Trust Portfolios – Banking Fund (RyBank) 543,705 shares (cost $ 17,191,445)	17,637,782

Rydex Variable Trust Portfolios – Basic Materials Fund (RyBasicM) 943,777 shares (cost $ 29,722,302)	31,456,100

Rydex Variable Trust Portfolios – Biotechnology Fund (RyBioTech) 329,649 shares (cost $ 7,125,898)	6,810,554

Rydex Variable Trust Portfolios – Commodities Fund (RyComm100) 822,176 shares (cost $ 15,466,936)	14,922,487

Rydex Variable Trust Portfolios – Consumer Products Fund (RyConsProd) 578,646 shares (cost $ 20,511,500)	21,149,516

Rydex Variable Trust Portfolios – Dynamic Dow Fund (RyDyDow) 634,317 shares (cost $ 17,775,012)	17,056,783

Rydex Variable Trust Portfolios – Dynamic OTC Fund (RyDyOTC) 510,233 shares (cost $ 11,940,992)	11,970,078

Rydex Variable Trust Portfolios – Dynamic S&P 500 Fund (RyDySP500) 900,975 shares (cost $ 19,764,657)	19,560,172

Rydex Variable Trust Portfolios – Dynamic Strengthening Dollar Fund (RyDyStrDol) 9,637 shares (cost $ 219,781)	217,701

Rydex Variable Trust Portfolios – Dynamic Weakening Dollar Fund (RyDyWeakDol) 165,885 shares (cost $ 4,568,961)	4,563,509

Rydex Variable Trust Portfolios – Electronics Fund (RyElec) 163,731 shares (cost $ 2,359,745)	2,295,504

Rydex Variable Trust Portfolios – Energy Fund (RyEnergy) 943,592 shares (cost $ 37,830,313)	31,270,635

Rydex Variable Trust Portfolios – Energy Services Fund (RyEnSvc) 635,079 shares (cost $ 20,977,295)	18,919,009

Rydex Variable Trust Portfolios – Europe Advantage Fund (RyEuroAdv) 1,245,835 shares (cost $ 36,107,444)	36,876,714

Rydex Variable Trust Portfolios – Financial Services Fund (RyFinSvc) 1,112,740 shares (cost $ 35,135,784)	35,807,963

Rydex Variable Trust Portfolios – Government Long Bond Advantage Fund (RyGvtLgBd) 2,522,768 shares (cost $ 29,406,161)	29,163,195

Rydex Variable Trust Portfolios – Health Care Fund (RyHealthC) 833,650 shares (cost $ 24,155,030)	23,683,985

Rydex Variable Trust Portfolios – Hedged Equity Fund (RyHedgeEq) 308,342 shares (cost $ 8,205,562)	8,121,730

Rydex Variable Trust Portfolios – Internet Fund (RyNet) 293,274 shares (cost $ 4,779,242)	4,742,241

Rydex Variable Trust Portfolios – Inverse Dynamic Dow Fund (RyInDyDow) 138,716 shares (cost $ 4,756,979)	4,624,803

Rydex Variable Trust Portfolios – Inverse Government Long Bond Fund (RyInGovLgBd) 372,574 shares (cost $ 8,074,801)	8,028,964

Rydex Variable Trust Portfolios – Inverse Mid Cap Fund (RyInMidCap) 91,197 shares (cost $ 3,366,739)	3,370,643

Rydex Variable Trust Portfolios – Inverse OTC Fund (RyInOTC) 605,881 shares (cost $ 11,881,986)	11,990,394

Rydex Variable Trust Portfolios – Inverse Russell 2000 Fund (RyInRus2000) 163,371 shares (cost $ 5,700,281)	5,654,272

Rydex Variable Trust Portfolios – Inverse S&P 500 Fund (RyInSP500) 1,996,378 shares (cost $ 9,193,674)	8,764,099
(Continued)

NATIONWIDE VARIABLE ACCOUNT-4

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY, Continued

Rydex Variable Trust Portfolios – Japan Advantage Fund (RyJapanAdv) 564,872 shares (cost $ 16,527,678)	$15,324,977

Rydex Variable Trust Portfolios – Large Cap Growth Fund (RyLgCapGr) 389,723 shares (cost $ 10,535,944)	10,397,813

Rydex Variable Trust Portfolios – Large Cap Value Fund (RyLgCapVal) 1,293,324 shares (cost $ 41,101,105)	41,101,850

Rydex Variable Trust Portfolios – Leisure Fund (RyLeisure) 919,440 shares (cost $ 22,886,744)	24,080,136

Rydex Variable Trust Portfolios – Mid Cap Advantage Fund (RyMidCapAdv) 770,383 shares (cost $ 20,680,825)	18,643,259

Rydex Variable Trust Portfolios – Mid Cap Growth Fund (RyMidCapGr) 190,924 shares (cost $ 5,797,628)	5,599,797

Rydex Variable Trust Portfolios – Mid Cap Value Fund (RyMidCapVal) 470,602 shares (cost $ 10,491,454)	10,532,073

Rydex Variable Trust Portfolios – Multi Cap Core Equity Fund (RyMCpCoreEq) 176,423 shares (cost $ 4,878,331)	5,045,695

Rydex Variable Trust Portfolios – Nova Fund (RyNova) 5,413,962 shares (cost $ 52,308,239)	54,626,872

Rydex Variable Trust Portfolios – OTC Fund (RyOTC) 711,615 shares (cost $ 11,053,918)	10,951,758

Rydex Variable Trust Portfolios – Precious Metals Fund (RyPrecMet) 2,159,152 shares (cost $ 25,750,300)	27,162,134

Rydex Variable Trust Portfolios – Real Estate Fund (RyRealEst) 952,008 shares (cost $ 48,281,528)	47,838,409

Rydex Variable Trust Portfolios – Retailing Fund (RyRetail) 584,478 shares (cost $ 17,382,599)	17,405,759

Rydex Variable Trust Portfolios – Russell 2000 Advantage Fund (RyRuss2000) 1,026,119 shares (cost $ 42,464,256)	42,214,534

Rydex Variable Trust Portfolios – Sector Rotation Fund (RySectRot) 2,197,903 shares (cost $ 30,285,113)	29,605,759

Rydex Variable Trust Portfolios – Small Cap Growth Fund (RySmCapGr) 208,639 shares (cost $ 6,401,520)	6,242,465

Rydex Variable Trust Portfolios – Small Cap Value Fund (RySmCapVal) 454,834 shares (cost $ 13,297,967)	13,008,245

Rydex Variable Trust Portfolios – Technology Fund (RyTech) 919,230 shares (cost $ 13,369,156)	13,549,452

Rydex Variable Trust Portfolios – Telecommunications Fund (RyTele) 861,705 shares (cost $ 18,393,918)	18,879,960

Rydex Variable Trust Portfolios – Transportation Fund (RyTrans) 524,270 shares (cost $ 18,284,118)	18,375,649

Rydex Variable Trust Portfolios – Utilities Fund (RyUtil) 1,614,323 shares (cost $ 34,299,223)	36,128,560

Total investments	1,233,731,461
Accounts receivable	39,034

Total assets	1,233,770,495
Accounts payable	–

Contract owners’ equity (note 4)	$1,233,770,495

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT– 4

STATEMENTS OF OPERATIONS

Year Ended December 31, 2006

Investment activity:	Total	ACVPIncGr3	ACVPUltra3	ACVPVal3	FidVIPEIS2R	FidVIPGrS2R	FidVIPConS2R	GVITFHiInc3
Reinvested dividends	$23,061,694	98,131	–	120,905	375,547	11,588	239,498	264,476
Mortality and expense risk charges (note 2)	(17,603,377)	(80,578)	(27,389)	(159,214)	(156,296)	(77,863)	(334,215)	(41,220)

Net investment income (loss)	5,458,317	17,553	(27,389)	(38,309)	219,251	(66,275)	(94,717)	223,256

Proceeds from mutual fund shares sold	5,492,378,887	1,657,951	3,073,016	4,000,574	3,218,483	4,397,774	7,842,863	3,606,659
Cost of mutual fund shares sold	(5,450,027,790)	(1,449,746)	(3,111,548)	(4,015,676)	(2,923,943)	(3,956,645)	(6,257,439)	(3,608,739)

Realized gain (loss) on investments	42,351,097	208,205	(38,532)	(15,102)	294,540	441,129	1,585,424	(2,080)
Change in unrealized gain (loss) on investments	(8,318,526)	611,454	(108,998)	1,196,039	(79,894)	(102,545)	(1,458,501)	63,974

Net gain (loss) on investments	34,032,571	819,659	(147,530)	1,180,937	214,646	338,584	126,923	61,894

Reinvested capital gains	34,790,850	–	–	762,688	1,557,614	–	2,124,057	–

Net increase (decrease) in contract owners’ equity resulting from operations	$74,281,738	837,212	(174,919)	1,905,316	1,991,511	272,309	2,156,263	285,150

Investment activity:	GVITGvtBd3	GVITIDAgg6	GVITIDCon6	GVITIDMod6	GVITIDModAg6	GVITIDModCon6	GVITMdCpGr3	GVITMyMkt2
Reinvested dividends	$511,122	195,803	182,243	470,454	224,262	110,616	–	11,779,463
Mortality and expense risk charges (note 2)	(174,588)	(118,415)	(77,103)	(259,987)	(124,678)	(58,212)	(19,499)	(4,209,971)

Net investment income (loss)	336,534	77,388	105,140	210,467	99,584	52,404	(19,499)	7,569,492

Proceeds from mutual fund shares sold	6,885,294	5,242,889	4,126,565	5,191,754	3,189,336	3,687,953	406,704	1,212,077,577
Cost of mutual fund shares sold	(7,075,497)	(4,819,736)	(4,144,274)	(4,665,733)	(2,854,100)	(3,612,499)	(310,377)	(1,212,077,577)

Realized gain (loss) on investments	(190,203)	423,153	(17,709)	526,021	335,236	75,454	96,327	–
Change in unrealized gain (loss) on investments	25,141	638,883	106,581	832,655	557,626	72,335	25,059	–

Net gain (loss) on investments	(165,062)	1,062,036	88,872	1,358,676	892,862	147,789	121,386	–

Reinvested capital gains	90,827	102,593	56,132	159,503	99,664	53,758	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	$262,299	1,242,017	250,144	1,728,646	1,092,110	253,951	101,887	7,569,492

(Continued)

NATIONWIDE VARIABLE ACCOUNT– 4

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2006

Investment activity:	GVITNWFund3	GVITSmCapGr3	GVITSmCapVal3	GVITSmComp3	LMVPIntAllCap	LMVPLrgCp	LMVPMMrk	RyAbsRtStr
Reinvested dividends	$14,137	–	6,869	6,816	1,584	50,615	5,289	201,159
Mortality and expense risk charges (note 2)	(18,308)	(11,373)	(22,555)	(42,915)	(930)	(53,611)	(1,483)	(124,837)

Net investment income (loss)	(4,171)	(11,373)	(15,686)	(36,099)	654	(2,996)	3,806	76,322

Proceeds from mutual fund shares sold	1,084,067	438,282	583,724	2,682,764	946	554,650	1,592	7,954,120
Cost of mutual fund shares sold	(953,418)	(348,754)	(569,998)	(2,729,262)	(1,362)	(512,594)	(1,592)	(7,921,345)

Realized gain (loss) on investments	130,649	89,528	13,726	(46,498)	(416)	42,056	–	32,775
Change in unrealized gain (loss) on investments	25,607	(67,667)	94,232	275,339	13,838	522,508	–	16,649

Net gain (loss) on investments	156,256	21,861	107,958	228,841	13,422	564,564	–	49,424

Reinvested capital gains	–	–	112,635	63,281	1,619	74,465	–	255,688

Net increase (decrease) in contract owners’ equity resulting from operations	$152,085	10,488	204,907	256,023	15,695	636,033	3,806	381,434

Investment activity:	RyBank	RyBasicM	RyBioTech	RyComm100	RyConsProd	RyDyDow	RyDyOTC	RyDySP500
Reinvested dividends	$296,538	243,011	–	–	150,948	85,610	11,972	146,961
Mortality and expense risk charges (note 2)	(199,876)	(371,296)	(266,215)	(284,301)	(274,159)	(150,623)	(206,910)	(191,575)

Net investment income (loss)	96,662	(128,285)	(266,215)	(284,301)	(123,211)	(65,013)	(194,938)	(44,614)

Proceeds from mutual fund shares sold	25,393,122	55,375,578	63,275,650	66,611,460	38,275,077	108,001,967	322,213,910	97,040,641
Cost of mutual fund shares sold	(25,313,692)	(54,037,091)	(63,569,566)	(70,294,765)	(36,903,663)	(105,107,960)	(321,255,366)	(94,363,216)

Realized gain (loss) on investments	79,430	1,338,487	(293,916)	(3,683,305)	1,371,414	2,894,007	958,544	2,677,425
Change in unrealized gain (loss) on investments	945,459	1,260,488	(876,133)	(298,271)	1,004,175	(535,565)	842,853	4,201

Net gain (loss) on investments	1,024,889	2,598,975	(1,170,049)	(3,981,576)	2,375,589	2,358,442	1,801,397	2,681,626

Reinvested capital gains	–	351,948	–	–	179,956	1,764,636	–	578,888

Net increase (decrease) in contract owners’ equity resulting from operations	$1,121,551	2,822,638	(1,436,264)	(4,265,877)	2,432,334	4,058,065	1,606,459	3,215,900

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2006

Investment activity:	RyDyStrDol	RyDyWeakDol	RyElec	RyEnergy	RyEnSvc	RyEuroAdv	RyFinSvc	RyGvtLgBd
Reinvested dividends	$3,404	158,067	–	–	–	560,900	389,192	1,223,256
Mortality and expense risk charges (note 2)	(10,622)	(45,272)	(189,183)	(552,369)	(533,300)	(381,253)	(398,094)	(538,274)

Net investment income (loss)	(7,218)	112,795	(189,183)	(552,369)	(533,300)	179,647	(8,902)	684,982

Proceeds from mutual fund shares sold	10,818,262	16,786,263	62,251,869	87,891,994	112,377,255	72,870,936	43,164,915	161,539,591
Cost of mutual fund shares sold	(10,920,364)	(16,742,973)	(65,170,306)	(87,383,660)	(110,311,488)	(69,283,343)	(41,397,190)	(163,085,467)

Realized gain (loss) on investments	(102,102)	43,290	(2,918,437)	508,334	2,065,767	3,587,593	1,767,725	(1,545,876)
Change in unrealized gain (loss) on investments	416	979	190,500	(6,036,182)	(4,270,075)	430,308	463,519	(742,923)

Net gain (loss) on investments	(101,686)	44,269	(2,727,937)	(5,527,848)	(2,204,308)	4,017,901	2,231,244	(2,288,799)

Reinvested capital gains	–	2,434	–	7,664,993	2,539,875	912,770	1,387,807	–

Net increase (decrease) in contract owners’ equity resulting from operations	$(108,904)	159,498	(2,917,120)	1,584,776	(197,733)	5,110,318	3,610,149	(1,603,817)

Investment activity:	RyHealthC	RyHedgeEq	RyNet	RyInDyDow	RyInGovLgBd	RyInMidCap	RyInOTC	RyInRus2000
Reinvested dividends	$–	93,618	–	73,158	196,018	62,796	513,939	162,576
Mortality and expense risk charges (note 2)	(384,548)	(59,285)	(94,469)	(41,535)	(140,867)	(30,618)	(167,890)	(69,490)

Net investment income (loss)	(384,548)	34,333	(94,469)	31,623	55,151	32,178	346,049	93,086

Proceeds from mutual fund shares sold	62,707,797	13,721,270	32,065,591	40,581,996	44,431,386	48,346,673	290,939,384	90,207,429
Cost of mutual fund shares sold	(61,375,976)	(13,622,639)	(31,116,532)	(41,645,754)	(43,859,609)	(48,715,876)	(291,064,417)	(91,681,203)

Realized gain (loss) on investments	1,331,821	98,631	949,059	(1,063,758)	571,777	(369,203)	(125,033)	(1,473,774)
Change in unrealized gain (loss) on investments	(1,313,078)	(81,417)	(358,284)	(196,323)	127,194	11,934	(25,210)	(73,073)

Net gain (loss) on investments	18,743	17,214	590,775	(1,260,081)	698,971	(357,269)	(150,243)	(1,546,847)

Reinvested capital gains	907,530	177,178	–	–	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	$541,725	228,725	496,306	(1,228,458)	754,122	(325,091)	195,806	(1,453,761)

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2006

Investment activity:	RyInSP500	RyJapanAdv	RyLgCapGr	RyLgCapVal	RyLeisure	RyMidCapAdv	RyMidCapGr	RyMidCapVal
Reinvested dividends	$727,880	448,953	–	181,049	–	57,960	–	91,626
Mortality and expense risk charges (note 2)	(247,992)	(278,389)	(94,506)	(277,312)	(221,690)	(333,180)	(102,135)	(102,820)

Net investment income (loss)	479,888	170,564	(94,506)	(96,263)	(221,690)	(275,220)	(102,135)	(11,194)

Proceeds from mutual fund shares sold	201,104,632	121,227,366	67,801,299	119,248,126	25,657,171	205,555,718	71,818,430	29,472,485
Cost of mutual fund shares sold	(202,963,380)	(120,147,628)	(67,763,348)	(116,899,130)	(25,504,559)	(206,583,452)	(71,558,340)	(30,450,656)

Realized gain (loss) on investments	(1,858,748)	1,079,738	37,951	2,348,996	152,612	(1,027,734)	260,090	(978,171)
Change in unrealized gain (loss) on investments	(556,717)	(3,595,040)	130,341	(25,221)	2,152,760	(1,832,339)	(152,008)	1,693,722

Net gain (loss) on investments	(2,415,465)	(2,515,302)	168,292	2,323,775	2,305,372	(2,860,073)	108,082	715,551

Reinvested capital gains	–	2,274,540	140,156	579,213	792,740	4,093,047	404,422	–

Net increase (decrease) in contract owners’ equity resulting from operations	$(1,935,577)	(70,198)	213,942	2,806,725	2,876,422	957,754	410,369	704,357

Investment activity:	RyMCpCoreEq	RyNova	RyOTC	RyPrecMet	RyRealEst	RyRetail	RyRuss2000	RySectRot
Reinvested dividends	$2,036	461,572	–	–	699,364	–	123,090	–
Mortality and expense risk charges (note 2)	(39,783)	(501,012)	(198,740)	(484,658)	(481,524)	(204,218)	(437,892)	(342,020)

Net investment income (loss)	(37,747)	(39,440)	(198,740)	(484,658)	217,840	(204,218)	(314,802)	(342,020)

Proceeds from mutual fund shares sold	5,331,736	138,313,463	195,622,845	94,260,863	274,767,766	24,638,797	313,547,030	26,076,199
Cost of mutual fund shares sold	(5,082,969)	(131,984,337)	(195,063,574)	(87,921,767)	(268,474,618)	(23,764,879)	(310,521,561)	(24,657,155)

Realized gain (loss) on investments	248,767	6,329,126	559,271	6,339,096	6,293,148	873,918	3,025,469	1,419,044
Change in unrealized gain (loss) on investments	168,096	1,749,946	175,903	(2,179,259)	(305,308)	55,463	335,502	(1,561,378)

Net gain (loss) on investments	416,863	8,079,072	735,174	4,159,837	5,987,840	929,381	3,360,971	(142,334)

Reinvested capital gains	4,027	–	–	–	1,359,148	456,107	–	1,433,242

Net increase (decrease) in contract owners’ equity resulting from operations	$383,143	8,039,632	536,434	3,675,179	7,564,828	1,181,270	3,046,169	948,888

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2005

Investment activity:	RySmCapGr	RySmCapVal	RyTech	RyTele	RyTrans	RyUtil
Reinvested dividends	$–	50,860	–	215,619	–	759,144
Mortality and expense risk charges (note 2)	(72,903)	(144,019)	(193,940)	(271,997)	(415,124)	(380,259)

Net investment income (loss)	(72,903)	(93,159)	(193,940)	(56,378)	(415,124)	378,885

Proceeds from mutual fund shares sold	68,580,426	66,923,215	41,367,262	45,582,046	59,371,905	47,314,554
Cost of mutual fund shares sold	(69,076,492)	(66,294,160)	(41,320,365)	(44,032,152)	(58,183,820)	(45,635,478)

Realized gain (loss) on investments	(496,066)	629,055	46,897	1,549,894	1,188,085	1,679,076
Change in unrealized gain (loss) on investments	177,663	(115,134)	319,624	398,049	(1,366,021)	2,277,023

Net gain (loss) on investments	(318,403)	513,921	366,521	1,947,943	(177,936)	3,956,099

Reinvested capital gains	191,510	532,504	–	211,123	–	336,532

Net increase (decrease) in contract owners’ equity resulting from operations	$(199,796)	953,266	172,581	2,102,688	(593,060)	4,671,516

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

Years Ended December 31, 2006 and 2005

	Total		ACVPIncGr3		ACVPUltra3		ACVPVal3
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$5,458,317	(4,465,232)	17,553	3,697	(27,389)	(21,570)	(38,309)	(51,419)
Realized gain (loss) on investments	42,351,097	24,738,797	208,205	257,506	(38,532)	229,621	(15,102)	75,229
Change in unrealized gain (loss) on investments	(8,318,526)	(14,497,541)	611,454	(79,327)	(108,998)	6,885	1,196,039	(382,399)
Reinvested capital gains	34,790,850	18,647,007	–	–	–	–	762,688	635,072

Net increase (decrease) in contract owners’ equity resulting from operations	74,281,738	24,423,031	837,212	181,876	(174,919)	214,936	1,905,316	276,483

Equity transactions:
Purchase payments received from contract owners (note 3)	253,651,102	251,563,035	341,676	299,795	459,209	456,048	643,154	735,893
Transfers between funds	–	–	3,364,238	2,481,869	(1,357,608)	1,524,227	6,672,336	2,220,305
Redemptions (note 3)	(184,259,698)	(160,536,005)	(379,995)	(1,101,260)	(81,783)	(90,512)	(1,221,624)	(1,019,413)
Annuity benefits	(440,460)	(123,369)	(2,162)	–	–	–	(2,423)	–
Annual contract maintenance charges (note 2)	(2,710)	(3,130)	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(2,105,908)	(1,922,013)	(6,673)	(9,775)	(2,195)	(2,768)	(14,507)	(6,752)
Adjustments to maintain reserves	60,504	48,745	235	294	(195)	81	1,437	718

Net equity transactions	66,902,830	89,027,263	3,317,319	1,670,923	(982,572)	1,887,076	6,078,373	1,930,751

Net change in contract owners’ equity	141,184,568	113,450,294	4,154,531	1,852,799	(1,157,491)	2,102,012	7,983,689	2,207,234
Contract owners’ equity beginning of period	1,092,585,927	979,135,633	5,538,170	3,685,371	3,068,548	966,536	8,593,733	6,386,499

Contract owners’ equity end of period	$1,233,770,495	1,092,585,927	9,692,701	5,538,170	1,911,057	3,068,548	16,577,422	8,593,733

CHANGES IN UNITS:
Beginning units	93,279,166	84,307,933	460,611	315,833	284,912	90,454	671,652	516,992

Units purchased	919,634,468	934,055,002	398,711	336,329	216,169	246,979	807,453	508,590
Units redeemed	(915,942,018)	(925,083,769)	(162,275)	(191,551)	(315,303)	(52,521)	(373,815)	(353,930)

Ending units	96,971,616	93,279,166	697,047	460,611	185,778	284,912	1,105,290	671,652

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	FidVIPEIS2R		FidVIPGrS2R		FidVIPConS2R		GVITFHiInc3
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$219,251	(11,598)	(66,275)	(42,154)	(94,717)	(151,151)	223,256	17,744
Realized gain (loss) on investments	294,540	84,087	441,129	36,112	1,585,424	465,446	(2,080)	14
Change in unrealized gain (loss) on investments	(79,894)	108,932	(102,545)	201,546	(1,458,501)	1,527,370	63,974	(5,608)
Reinvested capital gains	1,557,614	219,763	–	–	2,124,057	1,517	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	1,991,511	401,184	272,309	195,504	2,156,263	1,843,182	285,150	12,150

Equity transactions:
Purchase payments received from contract owners (note 3)	730,208	390,171	346,038	464,462	1,625,014	1,014,199	196,201	–
Transfers between funds	5,975,650	4,570,680	(287,574)	2,479,166	4,972,476	11,567,938	4,116,101	1,008,221
Redemptions (note 3)	(1,124,334)	(1,421,829)	(699,897)	(452,503)	(2,202,758)	(2,117,439)	(390,258)	(582)
Annuity benefits	(2,518)	–	(2,406)	–	(2,630)	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(17,171)	(21,802)	(11,318)	(5,736)	(25,030)	(22,967)	(1,473)	–
Adjustments to maintain reserves	974	448	(33)	29	3,471	1,866	18	–

Net equity transactions	5,562,809	3,517,668	(655,190)	2,485,418	4,370,543	10,443,597	3,920,589	1,007,639

Net change in contract owners’ equity	7,554,320	3,918,852	(382,881)	2,680,922	6,526,806	12,286,779	4,205,739	1,019,789
Contract owners’ equity beginning of period	9,416,625	5,497,773	5,245,505	2,564,583	19,245,745	6,958,966	1,019,789	–

Contract owners’ equity end of period	$16,970,945	9,416,625	4,862,624	5,245,505	25,772,551	19,245,745	5,225,528	1,019,789

CHANGES IN UNITS:
Beginning units	785,938	478,682	509,898	260,018	1,351,898	562,720	100,662	–

Units purchased	725,160	580,616	402,191	326,150	1,101,198	1,152,464	738,180	100,662
Units redeemed	(315,122)	(273,360)	(462,395)	(76,270)	(804,499)	(363,286)	(365,524)	–

Ending units	1,195,976	785,938	449,694	509,898	1,648,597	1,351,898	473,318	100,662

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	GVITGvtBd3		GVITIDAgg6		GVITIDCon6		GVITIDMod6
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$336,534	242,039	77,388	51,808	105,140	55,324	210,467	140,163
Realized gain (loss) on investments	(190,203)	(107,421)	423,153	47,454	(17,709)	14,045	526,021	214,634
Change in unrealized gain (loss) on investments	25,141	(15,989)	638,883	79,251	106,581	(73,775)	832,655	(16,564)
Reinvested capital gains	90,827	17,572	102,593	90,051	56,132	79,909	159,503	232,070

Net increase (decrease) in contract owners’ equity resulting from operations	262,299	136,201	1,242,017	268,564	250,144	75,503	1,728,646	570,303

Equity transactions:
Purchase payments received from contract owners (note 3)	1,161,659	1,109,443	373,405	91,968	375,364	665,417	2,225,248	2,158,104
Transfers between funds	2,207,954	3,954,584	2,870,466	6,833,500	1,511,085	2,706,946	3,415,828	5,974,088
Redemptions (note 3)	(1,165,535)	(1,471,767)	(524,216)	(345,147)	(804,364)	(303,459)	(2,293,914)	(2,424,481)
Annuity benefits	(14,366)	(975)	–	–	–	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(17,506)	(31,142)	(6,915)	(9,327)	(9,670)	(3,795)	(26,245)	(3,837)
Adjustments to maintain reserves	(121)	546	2,054	212	107	29	1,122	660

Net equity transactions	2,172,085	3,560,689	2,714,794	6,571,206	1,072,522	3,065,138	3,322,039	5,704,534

Net change in contract owners’ equity	2,434,384	3,696,890	3,956,811	6,839,770	1,322,666	3,140,641	5,050,685	6,274,837

Contract owners’ equity beginning of period	10,550,686	6,853,796	7,279,159	439,389	4,594,448	1,453,807	15,655,434	9,380,597

Contract owners’ equity end of period	$12,985,070	10,550,686	11,235,970	7,279,159	5,917,114	4,594,448	20,706,119	15,655,434

CHANGES IN UNITS:
Beginning units	936,308	621,353	613,612	39,336	436,065	140,679	1,398,649	871,310

Units purchased	903,469	1,128,351	636,411	605,866	502,075	464,349	902,563	938,815
Units redeemed	(707,935)	(813,396)	(425,605)	(31,590)	(401,304)	(168,963)	(616,866)	(411,476)

Ending units	1,131,842	936,308	824,418	613,612	536,836	436,065	1,684,346	1,398,649

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	GVITIDModAg6		GVITIDModCon6		GVITMdCpGr3 ___		GVITMyMkt2
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$99,584	54,346	52,404	45,277	(19,499)	(17,545)	7,569,492	2,283,313
Realized gain (loss) on investments	335,236	66,767	75,454	58,469	96,327	62,410	–	–
Change in unrealized gain (loss) on investments	557,626	78,114	72,335	(12,613)	25,059	37,831	–	–
Reinvested capital gains	99,664	122,756	53,758	58,454	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	1,092,110	321,983	253,951	149,587	101,887	82,696	7,569,492	2,283,313

Equity transactions:
Purchase payments received from contract owners (note 3)	1,091,436	1,469,318	602,533	1,817,099	11,848	9,550	179,029,123	184,928,266
Transfers between funds	3,137,800	3,079,232	(867,528)	2,220,057	(18,661)	10,296	(134,082,575)	(53,949,944)
Redemptions (note 3)	(968,179)	(172,117)	(582,759)	(689,222)	(153,783)	(124,831)	(86,480,450)	(75,436,560)
Annuity benefits	–	–	–	–	–	–	(295,075)	(61,435)
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(7,015)	(2,303)	(11,516)	(10,827)	(2,973)	(2,534)	(809,208)	(905,001)
Adjustments to maintain reserves	334	192	126	460	(296)	(7,683)	4,001	(8,672)

Net equity transactions	3,254,376	4,374,322	(859,144)	3,337,567	(163,865)	(115,202)	(42,634,184)	54,566,654

Net change in contract owners’ equity	4,346,486	4,696,305	(605,193)	3,487,154	(61,978)	(32,506)	(35,064,692)	56,849,967

Contract owners’ equity beginning of period	7,447,383	2,751,078	4,204,984	717,830	1,368,323	1,400,829	243,463,798	186,613,831

Contract owners’ equity end of period	$11,793,869	7,447,383	3,599,791	4,204,984	1,306,345	1,368,323	208,399,106	243,463,798

CHANGES IN UNITS:
Beginning units	641,708	250,509	386,892	68,049	113,885	126,295	24,895,689	19,266,017

Units purchased	553,216	470,558	257,769	827,309	18,464	42,763	336,952,135	348,561,746
Units redeemed	(295,374)	(79,359)	(335,179)	(508,466)	(32,061)	(55,173)	(341,155,767)	(342,932,074)

Ending units	899,550	641,708	309,482	386,892	100,288	113,885	20,692,057	24,895,689

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	GVITNWFund3		GVITSmCapGr3		GVITSmCapVal3		GVITSmComp3
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(4,171)	(3,348)	(11,373)	(12,405)	(15,686)	(22,797)	(36,099)	(21,338)
Realized gain (loss) on investments	130,649	38,071	89,528	56,249	13,726	3,126	(46,498)	5,804
Change in unrealized gain (loss) on investments	25,607	(3,248)	(67,667)	11,395	94,232	(143,109)	275,339	(136,672)
Reinvested capital gains	–	–	–	–	112,635	171,850	63,281	284,568

Net increase (decrease) in contract owners’ equity resulting from operations	152,085	31,475	10,488	55,239	204,907	9,070	256,023	132,362

Equity transactions:
Purchase payments received from contract owners (note 3)	14,770	53,926	4,647	3,679	11,731	145,287	172,780	12,844
Transfers between funds	155,611	805,858	(122,671)	(111,139)	(54,997)	(578,521)	2,126,780	903,265
Redemptions (note 3)	(142,790)	(162,295)	(58,397)	(111,673)	(130,782)	(175,804)	(268,186)	(194,348)
Annuity benefits	–	(1,703)	–	–	–	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(3,512)	(218)	(464)	(905)	(2,979)	(1,241)	(4,531)	(1,249)
Adjustments to maintain reserves	(1,782)	39	–	(8)	143	82	342	128

Net equity transactions	22,297	695,607	(176,885)	(220,046)	(176,884)	(610,197)	2,027,185	720,640

Net change in contract owners’ equity	174,382	727,082	(166,397)	(164,807)	28,023	(601,127)	2,283,208	853,002
Contract owners’ equity beginning of period	1,575,819	848,737	832,039	996,846	1,428,243	2,029,370	2,534,040	1,681,038

Contract owners’ equity end of period	$1,750,201	1,575,819	665,642	832,039	1,456,266	1,428,243	4,817,248	2,534,040

CHANGES IN UNITS:
Beginning units	133,824	75,896	73,636	93,866	110,485	159,275	178,517	131,645

Units purchased	86,346	93,040	24,360	27,021	29,917	47,318	330,873	97,972
Units redeemed	(87,647)	(35,112)	(40,154)	(47,251)	(43,010)	(96,108)	(201,052)	(51,100)

Ending units	132,523	133,824	57,842	73,636	97,392	110,485	308,338	178,517

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	LMVPIntAllCap		LMVPLrgCp		LMVPMMrk		RyAbsRtStr
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$654	74	(2,996)	10,202	3,806	1,570	76,322	(1,242)
Realized gain (loss) on investments	(416)	(571)	42,056	(8,980)	–	–	32,775	2,318
Change in unrealized gain (loss) on investments	13,838	6,531	522,508	202,692	–	–	16,649	(3,339)
Reinvested capital gains	1,619	–	74,465	–	–	–	255,688	–

Net increase (decrease) in contract owners’ equity resulting from operations	15,695	6,034	636,033	203,914	3,806	1,570	381,434	(2,263)

Equity transactions:
Purchase payments received from contract owners (note 3)	–	–	–	–	–	–	2,576,036	10,176
Transfers between funds	–	–	–	–	–	–	14,825,084	1,300,927
Redemptions (note 3)	–	–	(477,524)	(480,123)	–	(16,892)	(803,934)	(1,400)
Annuity benefits	–	–	(20,974)	(19,607)	–	–	–	–
Annual contract maintenance charges (note 2)	(14)	(14)	(2,583)	(2,894)	(113)	(222)	–	–
Contingent deferred sales charges (note 2)	–	–	–	(24)	–	–	(9,092)	–
Adjustments to maintain reserves	(2)	1	(31)	146	(135)	84	(131)	3

Net equity transactions	(16)	(13)	(501,112)	(502,502)	(248)	(17,030)	16,587,963	1,309,706

Net change in contract owners’ equity	15,679	6,021	134,921	(298,588)	3,558	(15,460)	16,969,397	1,307,443
Contract owners’ equity beginning of period	64,785	58,764	4,114,158	4,412,746	112,177	127,637	1,307,443	–

Contract owners’ equity end of period	$80,464	64,785	4,249,079	4,114,158	115,735	112,177	18,276,840	1,307,443

CHANGES IN UNITS:
Beginning units	5,195	5,196	249,867	280,779	8,963	10,348	129,898	–

Units purchased	–	–	–	–	–	–	3,008,942	222,495
Units redeemed	(1)	(1)	(27,891)	(30,912)	(8)	(1,385)	(1,409,017)	(92,597)

Ending units	5,194	5,195	221,976	249,867	8,955	8,963	1,729,823	129,898

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyBank		RyBasicM		RyBioTech		RyComm100
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$96,662	(46,273)	(128,285)	(306,151)	(266,215)	(131,962)	(284,301)	(4,194)
Realized gain (loss) on investments	79,430	(1,405,462)	1,338,487	(1,911,445)	(293,916)	492,374	(3,683,305)	(1,745,609)
Change in unrealized gain (loss) on investments	945,459	(1,067,415)	1,260,488	(1,866,092)	(876,133)	549,059	(298,271)	(246,177)
Reinvested capital gains	–	1,646,724	351,948	2,650,702	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	1,121,551	(872,426)	2,822,638	(1,432,986)	(1,436,264)	909,471	(4,265,877)	(1,995,980)

Equity transactions:
Purchase payments received from contract owners (note 3)	943,450	725,976	1,937,854	1,915,251	1,821,972	871,771	1,559,585	207,525
Transfers between funds	5,829,944	(3,093,140)	11,707,690	(12,724,630)	(11,117,253)	14,726,124	4,845,381	18,308,680
Redemptions (note 3)	(1,062,840)	(1,463,852)	(1,963,963)	(2,184,590)	(1,399,926)	(1,052,547)	(3,060,320)	(630,946)
Annuity benefits	–	–	(398)	–	(196)	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(13,516)	(19,484)	(26,017)	(26,200)	(22,052)	(17,383)	(29,740)	(13,414)
Adjustments to maintain reserves	(34)	(735)	2,501	1,399	428	287	(2,403)	(2,238)

Net equity transactions	5,697,004	(3,851,235)	11,657,667	(13,018,770)	(10,717,027)	14,528,252	3,312,503	17,869,607

Net change in contract owners’ equity	6,818,555	(4,723,661)	14,480,305	(14,451,756)	(12,153,291)	15,437,723	(953,374)	15,873,627
Contract owners’ equity beginning of period	10,819,183	15,542,844	16,977,993	31,429,749	18,964,096	3,526,373	15,873,627	–

Contract owners’ equity end of period	$17,637,738	10,819,183	31,458,298	16,977,993	6,810,805	18,964,096	14,920,253	15,873,627

CHANGES IN UNITS:
Beginning units	771,920	1,060,424	1,129,476	2,143,041	2,034,867	410,235	1,797,935	–

Units purchased	2,893,508	2,494,807	5,945,084	4,860,459	9,069,094	10,247,692	10,947,226	3,678,336
Units redeemed	(2,522,210)	(2,783,311)	(5,340,197)	(5,874,024)	(10,337,209)	(8,623,060)	(10,652,475)	(1,880,401)

Ending units	1,143,218	771,920	1,734,363	1,129,476	766,752	2,034,867	2,092,686	1,797,935

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyConsProd		RyDyDow		RyDyOTC		RyDySP500
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(123,211)	(267,691)	(65,013)	(15,977)	(194,938)	(201,466)	(44,614)	(172,542)
Realized gain (loss) on investments	1,371,414	842,179	2,894,007	(480,156)	958,544	(81,171)	2,677,425	(1,526,553)
Change in unrealized gain (loss) on investments	1,004,175	(1,364,055)	(535,565)	109,972	842,853	(1,305,476)	4,201	(266,817)
Reinvested capital gains	179,956	393,794	1,764,636	274,730	–	–	578,888	1,103,847

Net increase (decrease) in contract owners’ equity resulting from operations	2,432,334	(395,773)	4,058,065	(111,431)	1,606,459	(1,588,113)	3,215,900	(862,065)

Equity transactions:
Purchase payments received from contract owners (note 3)	865,801	1,079,816	970,849	542,670	1,076,269	1,422,058	1,301,497	1,257,446
Transfers between funds	9,058,511	(4,121,227)	8,052,181	(1,323,054)	(5,783,302)	(7,775,558)	4,441,205	(415,513)
Redemptions (note 3)	(1,989,411)	(2,409,627)	(1,397,809)	(607,364)	(1,476,337)	(1,197,014)	(1,048,928)	(1,570,974)
Annuity benefits	(187)	–	–	–	–	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(34,269)	(29,166)	(27,094)	(8,055)	(37,079)	(15,178)	(16,709)	(17,218)
Adjustments to maintain reserves	299	(108)	1,496	184	(233)	3,822	1,840	316

Net equity transactions	7,900,744	(5,480,312)	7,599,623	(1,395,619)	(6,220,682)	(7,561,870)	4,678,905	(745,943)

Net change in contract owners’ equity	10,333,078	(5,876,085)	11,657,688	(1,507,050)	(4,614,223)	(9,149,983)	7,894,805	(1,608,008)
Contract owners’ equity beginning of period	10,816,844	16,692,929	5,400,561	6,907,611	16,583,822	25,733,805	11,666,957	13,274,965

Contract owners’ equity end of period	$21,149,922	10,816,844	17,058,249	5,400,561	11,969,599	16,583,822	19,561,762	11,666,957

CHANGES IN UNITS:
Beginning units	846,312	1,275,298	528,954	641,605	1,702,841	2,525,054	1,050,169	1,221,310

Units purchased	4,474,242	4,896,199	16,026,042	11,748,290	51,888,875	38,390,350	14,853,046	19,510,648
Units redeemed	(3,899,591)	(5,325,185)	(15,255,849)	(11,860,941)	(52,400,034)	(39,212,563)	(14,461,444)	(19,681,789)

Ending units	1,420,963	846,312	1,299,147	528,954	1,191,682	1,702,841	1,441,771	1,050,169

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyDyStrDol		RyDyWeakDol		RyElec		RyEnergy
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(7,218)	(463)	112,795	349	(189,183)	(75,184)	(552,369)	(683,920)
Realized gain (loss) on investments	(102,102)	128	43,290	(16,932)	(2,918,437)	(717,314)	508,334	11,417,697
Change in unrealized gain (loss) on investments	416	(2,496)	979	(6,432)	190,500	(352,755)	(6,036,182)	(1,102,101)
Reinvested capital gains	–	–	2,434	–	–	–	7,664,993	2,235,725

Net increase (decrease) in contract owners’ equity resulting from operations	(108,904)	(2,831)	159,498	(23,015)	(2,917,120)	(1,145,253)	1,584,776	11,867,401

Equity transactions:
Purchase payments received from contract owners (note 3)	95,146	282	476,473	14,141	1,073,086	268,633	3,454,766	4,219,555
Transfers between funds	108,135	221,931	3,691,808	475,436	(522,068)	888,828	(7,480,492)	(7,449,654)
Redemptions (note 3)	(92,671)	(1,194)	(216,643)	(9,899)	(1,191,883)	(659,438)	(3,306,176)	(5,532,805)
Annuity benefits	–	–	–	–	(478)	–	(26,587)	(33,540)
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(2,165)	(14)	(4,257)	(30)	(20,217)	(12,452)	(53,659)	(88,280)
Adjustments to maintain reserves	(10,109)	2	(43)	3	(48)	(397)	4,618	44,643

Net equity transactions	98,336	221,007	3,947,338	479,651	(661,608)	485,174	(7,407,530)	(8,840,081)

Net change in contract owners’ equity	(10,568)	218,176	4,106,836	456,636	(3,578,728)	(660,079)	(5,822,754)	3,027,320
Contract owners’ equity beginning of period	218,176	–	456,636	–	5,874,067	6,534,146	37,092,805	34,065,485

Contract owners’ equity end of period	$207,608	218,176	4,563,472	456,636	2,295,339	5,874,067	31,270,051	37,092,805

CHANGES IN UNITS:
Beginning units	21,223	–	47,007	–	623,214	703,576	1,965,737	2,467,542

Units purchased	1,350,147	302,712	2,459,834	126,469	9,101,227	8,489,796	7,675,931	12,474,361
Units redeemed	(1,348,425)	(281,489)	(2,098,721)	(79,462)	(9,483,241)	(8,570,158)	(8,144,095)	(12,976,166)

Ending units	22,945	21,223	408,120	47,007	241,200	623,214	1,497,573	1,965,737

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyEnSvc		RyEuroAdv		RyFinSvc		RyGvtLgBd
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(533,300)	(428,643)	179,647	(191,521)	(8,902)	(212,902)	684,982	471,559
Realized gain (loss) on investments	2,065,767	5,815,875	3,587,593	(2,608,921)	1,767,725	465,577	(1,545,876)	474,701
Change in unrealized gain (loss) on investments	(4,270,075)	2,196,436	430,308	2,443,891	463,519	(1,772,090)	(742,923)	376,947
Reinvested capital gains	2,539,875	–	912,770	71,946	1,387,807	1,239,277	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	(197,733)	7,583,668	5,110,318	(284,605)	3,610,149	(280,138)	(1,603,817)	1,323,207

Equity transactions:
Purchase payments received from contract owners (note 3)	4,596,379	3,190,098	888,937	509,125	1,606,921	1,258,188	2,010,726	4,961,067
Transfers between funds	(22,311,590)	21,860,137	18,386,575	(5,855,571)	7,840,649	(1,617,260)	504,919	12,887,923
Redemptions (note 3)	(2,363,325)	(2,321,108)	(3,392,178)	(2,142,333)	(2,365,540)	(2,395,300)	(8,080,696)	(3,975,944)
Annuity benefits	(14,223)	–	(3,314)	–	(217)	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(30,250)	(31,698)	(42,670)	(28,160)	(28,472)	(29,740)	(97,109)	(46,772)
Adjustments to maintain reserves	9,479	9,787	6,219	1,437	1,923	138	7,124	(7,589)

Net equity transactions	(20,113,530)	22,707,216	15,843,569	(7,515,502)	7,055,264	(2,783,974)	(5,655,036)	13,818,685

Net change in contract owners’ equity	(20,311,263)	30,290,884	20,953,887	(7,800,107)	10,665,413	(3,064,112)	(7,258,853)	15,141,892
Contract owners’ equity beginning of period	39,235,726	8,944,842	15,928,613	23,728,720	25,144,304	28,208,416	36,425,360	21,283,468

Contract owners’ equity end of period	$18,924,463	39,235,726	36,882,500	15,928,613	35,809,717	25,144,304	29,166,507	36,425,360

CHANGES IN UNITS:
Beginning units	1,742,365	578,680	1,207,475	1,888,067	1,940,222	2,215,554	2,933,150	1,812,323

Units purchased	6,410,490	9,131,514	9,327,291	7,766,259	5,121,999	5,383,446	18,726,083	29,842,493
Units redeemed	(7,390,408)	(7,967,829)	(8,342,407)	(8,446,851)	(4,662,974)	(5,658,778)	(19,182,224)	(28,721,666)

Ending units	762,447	1,742,365	2,192,359	1,207,475	2,399,247	1,940,222	2,477,009	2,933,150

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyHealthC		RyHedgeEq		RyNet		RyInDyDow
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(384,548)	(452,302)	34,333	56	(94,469)	(114,133)	31,623	(7,115)
Realized gain (loss) on investments	1,331,821	3,087,948	98,631	2,057	949,059	(1,741,088)	(1,063,758)	(515,855)
Change in unrealized gain (loss) on investments	(1,313,078)	(87,757)	(81,417)	(2,415)	(358,284)	(1,447,876)	(196,323)	217,239
Reinvested capital gains	907,530	–	177,178	–	–	273,854	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	541,725	2,547,889	228,725	(302)	496,306	(3,029,243)	(1,228,458)	(305,731)

Equity transactions:
Purchase payments received from contract owners (note 3)	2,190,525	1,799,764	736,894	5,519	462,173	427,913	365,525	399,656
Transfers between funds	(5,681,191)	9,681,449	6,215,481	1,354,166	(8,631,789)	(11,498,142)	2,708,631	1,518,879
Redemptions (note 3)	(1,857,526)	(3,609,045)	(411,511)	(2,081)	(801,191)	(836,767)	(449,705)	(237,077)
Annuity benefits	(9,653)	(2,127)	–	–	(1,645)	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(24,977)	(48,339)	(5,175)	–	(8,084)	(10,083)	(17,564)	(596)
Adjustments to maintain reserves	(1,509)	802	(26)	31	358	(1,934)	(381)	(446)

Net equity transactions	(5,384,331)	7,822,504	6,535,663	1,357,635	(8,980,178)	(11,919,013)	2,606,506	1,680,416

Net change in contract owners’ equity	(4,842,606)	10,370,393	6,764,388	1,357,333	(8,483,872)	(14,948,256)	1,378,048	1,374,685
Contract owners’ equity beginning of period	28,525,171	18,154,778	1,357,333	–	13,226,384	28,174,640	3,246,389	1,871,704

Contract owners’ equity end of period	$23,682,565	28,525,171	8,121,721	1,357,333	4,742,512	13,226,384	4,624,437	3,246,389

CHANGES IN UNITS:
Beginning units	2,579,881	1,787,784	134,664	–	945,879	1,965,133	369,228	213,395

Units purchased	7,277,596	10,733,121	2,381,914	241,957	2,225,221	3,983,511	8,419,376	6,627,302
Units redeemed	(7,796,279)	(9,941,024)	(1,760,301)	(107,293)	(2,861,228)	(5,002,765)	(8,107,314)	(6,471,469)

Ending units	2,061,198	2,579,881	756,277	134,664	309,872	945,879	681,290	369,228

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyInGovLgBd		RyInMidCap		RyInOTC		RyInRus2000
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$55,151	(217,808)	32,178	1,826	346,049	(228,836)	93,086	(67,413)
Realized gain (loss) on investments	571,777	(1,274,315)	(369,203)	(193,138)	(125,033)	(684,570)	(1,473,774)	(872,274)
Change in unrealized gain (loss) on investments	127,194	(9,870)	11,934	18,109	(25,210)	168,907	(73,073)	40,890
Reinvested capital gains	–	–	–	–	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	754,122	(1,501,993)	(325,091)	(173,203)	195,806	(744,499)	(1,453,761)	(898,797)

Equity transactions:
Purchase payments received from contract owners (note 3)	450,163	1,696,684	239,326	46,381	556,551	861,840	576,784	326,637
Transfers between funds	(1,288,710)	(4,316,106)	2,331,594	1,448,901	7,196,394	1,143,714	4,124,653	4,006,901
Redemptions (note 3)	(1,311,635)	(1,629,523)	(803,713)	(157,392)	(2,721,858)	(1,887,785)	(1,254,845)	(646,306)
Annuity benefits	–	–	–	–	(8,023)	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(33,647)	(35,643)	(6,736)	(608)	(33,172)	(9,836)	(19,713)	(4,071)
Adjustments to maintain reserves	(695)	(1,472)	(188)	(793)	(220)	(4,596)	(429)	(1,983)

Net equity transactions	(2,184,524)	(4,286,060)	1,760,283	1,336,489	4,989,672	103,337	3,426,450	3,681,178

Net change in contract owners’ equity	(1,430,402)	(5,788,053)	1,435,192	1,163,286	5,185,478	(641,162)	1,972,689	2,782,381
Contract owners’ equity beginning of period	9,458,742	15,246,795	1,935,247	771,961	6,804,691	7,445,853	3,681,128	898,747

Contract owners’ equity end of period	$8,028,340	9,458,742	3,370,439	1,935,247	11,990,169	6,804,691	5,653,817	3,681,128

CHANGES IN UNITS:
Beginning units	1,169,228	1,762,008	244,801	88,589	1,394,598	1,528,468	453,503	106,063

Units purchased	6,526,230	14,424,971	8,201,336	3,775,804	100,297,607	79,431,362	19,357,058	21,842,136
Units redeemed	(6,766,712)	(15,017,751)	(7,997,134)	(3,619,592)	(99,169,300)	(79,565,232)	(19,008,933)	(21,494,696)

Ending units	928,746	1,169,228	449,003	244,801	2,522,905	1,394,598	801,628	453,503

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyInSP500		RyJapanAdv		RyLgCapGr		RyLgCapVal
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$479,888	(162,353)	170,564	(120,060)	(94,506)	(63,538)	(96,263)	(63,094)
Realized gain (loss) on investments	(1,858,748)	38,466	1,079,738	953,236	37,951	170,037	2,348,996	29,524
Change in unrealized gain (loss) on investments	(556,717)	355,987	(3,595,040)	2,001,045	130,341	(249,784)	(25,221)	39,360
Reinvested capital gains	–	–	2,274,540	–	140,156	202,367	579,213	267,048

Net increase (decrease) in contract owners’ equity resulting from operations	(1,935,577)	232,100	(70,198)	2,834,221	213,942	59,082	2,806,725	272,838

Equity transactions:
Purchase payments received from contract owners (note 3)	514,683	712,840	1,764,636	2,461,561	233,366	354,434	998,663	1,084,826
Transfers between funds	3,051,034	(1,012,501)	(10,556,206)	15,106,835	(490,676)	4,593,948	28,801,239	6,017,288
Redemptions (note 3)	(1,670,285)	(1,207,074)	(3,094,721)	(859,866)	(722,481)	(374,402)	(3,077,788)	(451,805)
Annuity benefits	(8,395)	–	(1,611)	–	–	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(30,564)	(19,965)	(31,960)	(8,884)	(9,338)	(2,686)	(32,087)	(3,687)
Adjustments to maintain reserves	(1,046)	(2,051)	3,759	531	10	119	914	319

Net equity transactions	1,855,427	(1,528,751)	(11,916,103)	16,700,177	(989,119)	4,571,413	26,690,941	6,646,941

Net change in contract owners’ equity	(80,150)	(1,296,651)	(11,986,301)	19,534,398	(775,177)	4,630,495	29,497,666	6,919,779
Contract owners’ equity beginning of period	8,843,219	10,139,870	27,314,609	7,780,211	11,172,943	6,542,448	11,605,054	4,685,275

Contract owners’ equity end of period	$8,763,069	8,843,219	15,328,308	27,314,609	10,397,766	11,172,943	41,102,720	11,605,054

CHANGES IN UNITS:
Beginning units	1,247,352	1,403,512	2,199,730	743,806	1,081,956	633,174	1,013,947	420,376

Units purchased	40,378,172	20,411,606	14,481,267	12,448,982	8,555,894	7,740,703	15,308,969	4,638,019
Units redeemed	(40,276,391)	(20,567,766)	(15,490,493)	(10,993,058)	(8,670,175)	(7,291,921)	(13,222,013)	(4,044,448)

Ending units	1,349,133	1,247,352	1,190,504	2,199,730	967,675	1,081,956	3,100,903	1,013,947

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyLeisure		RyMidCapAdv		RyMidCapGr		RyMidCapVal
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(221,690)	(353,118)	(275,220)	(412,750)	(102,135)	(91,257)	(11,194)	(165,297)
Realized gain (loss) on investments	152,612	879,258	(1,027,734)	5,096,625	260,090	517,668	(978,171)	638,877
Change in unrealized gain (loss) on investments	2,152,760	(3,464,962)	(1,832,339)	(725,613)	(152,008)	(125,516)	1,693,722	(1,476,037)
Reinvested capital gains	792,740	1,162,351	4,093,047	71,436	404,422	–	–	1,930,095

Net increase (decrease) in contract owners’ equity resulting from operations	2,876,422	(1,776,471)	957,754	4,029,698	410,369	300,895	704,357	927,638

Equity transactions:
Purchase payments received from contract owners (note 3)	835,657	1,052,379	1,269,167	997,847	394,881	180,220	930,397	1,873,988
Transfers between funds	11,794,616	(18,634,040)	(15,555,723)	14,594,193	(20,121,554)	19,943,793	4,518,113	(4,820,333)
Redemptions (note 3)	(1,566,278)	(2,379,508)	(2,166,825)	(3,236,997)	(793,872)	(784,233)	(908,964)	(1,047,823)
Annuity benefits	(232)	–	(3,400)	–	–	–	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(17,593)	(23,249)	(24,206)	(31,384)	(6,446)	(8,638)	(12,144)	(9,291)
Adjustments to maintain reserves	603	706	1,683	3,628	314	277	661	821

Net equity transactions	11,046,773	(19,983,712)	(16,479,304)	12,327,287	(20,526,677)	19,331,419	4,528,063	(4,002,638)

Net change in contract owners’ equity	13,923,195	(21,760,183)	(15,521,550)	16,356,985	(20,116,308)	19,632,314	5,232,420	(3,075,000)
Contract owners’ equity beginning of period	10,157,585	31,917,768	34,165,571	17,808,586	25,716,327	6,084,013	5,300,196	8,375,196

Contract owners’ equity end of period	$24,080,780	10,157,585	18,644,021	34,165,571	5,600,019	25,716,327	10,532,616	5,300,196

CHANGES IN UNITS:
Beginning units	688,928	2,018,829	1,832,079	1,074,402	2,175,794	566,096	434,593	733,363

Units purchased	2,857,635	2,884,695	12,161,344	20,937,273	5,570,812	13,153,986	3,409,011	17,670,606
Units redeemed	(2,209,836)	(4,214,596)	(13,077,474)	(20,179,596)	(7,280,618)	(11,544,288)	(3,092,494)	(17,969,376)

Ending units	1,336,727	688,928	915,949	1,832,079	465,988	2,175,794	751,110	434,593

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyMCpCoreEq		RyNova		RyOTC		RyPrecMet
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(37,747)	(288)	(39,440)	(606,413)	(198,740)	(283,493)	(484,658)	(204,532)
Realized gain (loss) on investments	248,767	(2,503)	6,329,126	3,567,663	559,271	1,048,179	6,339,096	(2,355,404)
Change in unrealized gain (loss) on investments	168,096	(732)	1,749,946	(1,328,949)	175,903	(1,260,174)	(2,179,259)	4,966,343
Reinvested capital gains	4,027	–	–	–	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	383,143	(3,523)	8,039,632	1,632,301	536,434	(495,488)	3,675,179	2,406,407

Equity transactions:
Purchase payments received from contract owners (note 3)	841,768	7,995	1,438,000	4,013,255	644,306	954,666	3,974,379	1,664,172
Transfers between funds	3,653,717	352,984	(12,971,616)	13,373,037	(4,557,644)	(36,511,357)	(12,775,071)	13,608,955
Redemptions (note 3)	(187,347)	(572)	(3,754,632)	(5,352,633)	(1,376,139)	(1,990,337)	(2,129,121)	(1,202,790)
Annuity benefits	–	–	–	–	–	–	(12,198)	(2,106)
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(2,468)	–	(41,740)	(53,160)	(12,863)	(16,217)	(29,641)	(15,296)
Adjustments to maintain reserves	(103)	(10)	2,589	6,051	809	(248)	5,840	2,092

Net equity transactions	4,305,567	360,397	(15,327,399)	11,986,550	(5,301,531)	(37,563,493)	(10,965,812)	14,055,027

Net change in contract owners’ equity	4,688,710	356,874	(7,287,767)	13,618,851	(4,765,097)	(38,058,981)	(7,290,633)	16,461,434
Contract owners’ equity beginning of period	356,874	–	61,916,595	48,297,744	15,717,447	53,776,428	34,457,520	17,996,086

Contract owners’ equity end of period	$5,045,584	356,874	54,628,828	61,916,595	10,952,350	15,717,447	27,166,887	34,457,520

CHANGES IN UNITS:
Beginning units	35,674	–	5,496,441	4,376,840	1,260,934	4,291,035	1,824,984	1,135,796

Units purchased	1,100,630	62,405	15,294,400	34,394,730	24,153,761	33,270,868	9,014,613	8,863,986
Units redeemed	(687,830)	(26,731)	(16,666,669)	(33,275,129)	(24,573,261)	(36,300,969)	(9,646,688)	(8,174,798)

Ending units	448,474	35,674	4,124,172	5,496,441	841,434	1,260,934	1,192,909	1,824,984

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyRealEst		RyRetail		RyRuss2000		RySectRot
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$217,840	(23,088)	(204,218)	(295,849)	(314,802)	441,996	(342,020)	(158,875)
Realized gain (loss) on investments	6,293,148	678,746	873,918	1,361,512	3,025,469	(711,462)	1,419,044	1,338,374
Change in unrealized gain (loss) on investments	(305,308)	(196,520)	55,463	(1,166,254)	335,502	(3,349,925)	(1,561,378)	148,444
Reinvested capital gains	1,359,148	–	456,107	196,166	–	–	1,433,242	–

Net increase (decrease) in contract owners’ equity resulting from operations	7,564,828	459,138	1,181,270	95,575	3,046,169	(3,619,391)	948,888	1,327,943

Equity transactions:
Purchase payments received from contract owners (note 3)	2,037,415	1,149,726	781,448	1,133,432	1,292,562	1,515,392	5,726,413	3,385,746
Transfers between funds	25,228,859	5,942,828	5,479,345	(2,377,466)	16,846,265	(46,441,733)	5,739,589	7,040,614
Redemptions (note 3)	(3,487,570)	(1,701,241)	(1,395,833)	(2,053,855)	(1,725,712)	(2,191,957)	(1,886,867)	(729,757)
Annuity benefits	(3,192)	(222)	(190)	–	–	(1,654)	–	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(33,320)	(17,953)	(14,009)	(24,009)	(20,564)	(16,388)	(29,946)	(19,147)
Adjustments to maintain reserves	3,397	1,931	55	801	838	(3,059)	2,584	1,494

Net equity transactions	23,745,589	5,375,069	4,850,816	(3,321,097)	16,393,389	(47,139,399)	9,551,773	9,678,950

Net change in contract owners’ equity	31,310,417	5,834,207	6,032,086	(3,225,522)	19,439,558	(50,758,790)	10,500,661	11,006,893
Contract owners’ equity beginning of period	16,531,066	10,696,859	11,373,723	14,599,245	22,775,757	73,534,547	19,107,058	8,100,165

Contract owners’ equity end of period	$47,841,483	16,531,066	17,405,809	11,373,723	42,215,315	22,775,757	29,607,719	19,107,058

CHANGES IN UNITS:
Beginning units	941,969	638,192	842,111	1,119,057	1,371,869	4,543,149	1,587,662	753,136

Units purchased	17,469,139	16,443,319	2,942,257	3,202,038	23,697,967	27,063,798	4,073,510	2,598,134
Units redeemed	(16,297,434)	(16,139,542)	(2,595,362)	(3,478,984)	(22,939,670)	(30,235,078)	(3,409,191)	(1,763,608)

Ending units	2,113,674	941,969	1,189,006	842,111	2,130,166	1,371,869	2,251,981	1,587,662

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RySmCapGr		RySmCapVal		RyTech		RyTele
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$(72,903)	(83,885)	(93,159)	(100,592)	(193,940)	(147,233)	(56,378)	(229,743)
Realized gain (loss) on investments	(496,066)	(223,747)	629,055	(656,422)	46,897	823,962	1,549,894	(282,613)
Change in unrealized gain (loss) on investments	177,663	(320,787)	(115,134)	(52,510)	319,624	(619,453)	398,049	(1,047,543)
Reinvested capital gains	191,510	526,547	532,504	824,471	–	–	211,123	1,155,352

Net increase (decrease) in contract owners’ equity resulting from operations	(199,796)	(101,872)	953,266	14,947	172,581	57,276	2,102,688	(404,547)

Equity transactions:
Purchase payments received from contract owners (note 3)	389,482	151,719	678,919	910,994	1,260,754	556,937	1,029,245	539,339
Transfers between funds	(1,346,773)	(1,723,854)	4,175,404	(8,996,357)	1,641,898	320,868	4,045,927	(7,531,912)
Redemptions (note 3)	(595,158)	(815,982)	(1,591,853)	(689,023)	(1,040,086)	(1,176,536)	(1,731,769)	(1,664,820)
Annuity benefits	–	–	–	–	–	–	(430)	–
Annual contract maintenance charges (note 2)	–	–	–	–	–	–	–	–
Contingent deferred sales charges (note 2)	(12,262)	(8,366)	(23,906)	(3,828)	(14,387)	(17,332)	(24,877)	(20,870)
Adjustments to maintain reserves	91	1,829	589	310	77	(768)	1,233	(475)

Net equity transactions	(1,564,620)	(2,394,654)	3,239,153	(8,777,904)	1,848,256	(316,831)	3,319,329	(8,678,738)

Net change in contract owners’ equity	(1,764,416)	(2,496,526)	4,192,419	(8,762,957)	2,020,837	(259,555)	5,422,017	(9,083,285)
Contract owners’ equity beginning of period	8,006,859	10,503,385	8,816,352	17,579,309	11,528,619	11,788,174	13,459,014	22,542,299

Contract owners’ equity end of period	$6,242,443	8,006,859	13,008,771	8,816,352	13,549,456	11,528,619	18,881,031	13,459,014

CHANGES IN UNITS:
Beginning units	666,066	915,334	737,733	1,503,275	900,201	932,471	1,531,964	2,551,837

Units purchased	6,994,167	8,189,815	7,475,471	6,519,705	4,601,657	4,667,238	7,002,948	4,818,292
Units redeemed	(7,171,284)	(8,439,083)	(7,286,371)	(7,285,247)	(4,491,177)	(4,699,508)	(6,711,423)	(5,838,165)

Ending units	488,949	666,066	926,833	737,733	1,010,681	900,201	1,823,489	1,531,964

(Continued)

NATIONWIDE VARIABLE ACCOUNT–4

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Years Ended December 31, 2006 and 2005

	RyTrans		RyUtil
Investment activity:	2006	2005	2006	2005
Net investment income (loss)	$(415,124)	(312,525)	378,885	(225,529)
Realized gain (loss) on investments	1,188,085	1,184,001	1,679,076	2,220,697
Change in unrealized gain (loss) on investments	(1,366,021)	(2,571,440)	2,277,023	(662,051)
Reinvested capital gains	–	506,993	336,532	–

Net increase (decrease) in contract owners’ equity resulting from operations	(593,060)	(1,192,971)	4,671,516	1,333,117

Equity transactions:
Purchase payments received from contract owners (note 3)	2,349,241	1,050,181	2,015,988	1,967,745
Transfers between funds	(2,244,280)	(10,837,979)	12,856,386	10,657,420
Redemptions (note 3)	(2,018,071)	(1,938,238)	(2,362,234)	(3,211,988)
Annuity benefits	(3,109)	–	(228)	–
Annual contract maintenance charges (note 2)	–	–	–	–
Contingent deferred sales charges (note 2)	(31,941)	(22,773)	(25,310)	(44,267)
Adjustments to maintain reserves	2,595	742	1,407	3,490

Net equity transactions	(1,945,565)	(11,748,067)	12,486,009	9,372,400

Net change in contract owners’ equity	(2,538,625)	(12,941,038)	17,157,525	10,705,517
Contract owners’ equity beginning of period	20,916,580	33,857,618	18,972,070	8,266,553

Contract owners’ equity end of period	$18,377,955	20,916,580	36,129,595	18,972,070

CHANGES IN UNITS:
Beginning units	1,307,594	2,259,235	1,986,172	935,617

Units purchased	4,836,232	2,841,912	8,702,553	14,049,504
Units redeemed	(5,056,933)	(3,793,553)	(7,522,722)	(12,998,949)

Ending units	1,086,893	1,307,594	3,166,003	1,986,172

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT-4

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

(1)	Background and Summary of Significant Accounting Policies

(a)	Organization and Nature of Operations
Nationwide Variable Account-4 (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on October 7, 1987, and commenced operations on July 10, 1989. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

The Company offers tax qualified and non-tax qualified Individual Deferred Variable Annuity Contracts through the Account. The primary distribution for the contracts is through the brokerage community.

(b)	The Contracts
Only contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees, are offered for purchase. See note 2 for a discussion of contract expenses.

Contract owners in either the accumulation or the payout phase may invest in the following:

Portfolios of the American Century Variable Portfolios Inc.;

    American Century Variable Portfolios Inc. – Income & Growth Fund – Class III (ACVPIncGr3)

    American Century Variable Portfolios Inc. – Ultra® Fund – Class III (ACVPUltra3)

    American Century Variable Portfolios Inc. – Value Fund – Class III (ACVPVal3)

Portfolio of the Federated Insurance Series;

    Federated Insurance Series – Federated Quality Bond Fund II – Primary Shares (FedQualBd)*

Portfolios of the Fidelity® Variable Insurance Products Fund;

    Fidelity® Variable Insurance Products Fund – Equity-Income Portfolio – Service Class 2 R (FidVIPEIS2R)

    Fidelity® Variable Insurance Products Fund – Growth Portfolio – Service Class 2 R (FidVIPGrS2R)

    Fidelity® Variable Insurance Products Fund II – Contrafund® Portfolio – Service Class 2 R (FidVIPConS2R)

Portfolios of the Gartmore Variable Insurance Trust (GVIT);

    Gartmore GVIT – Federated GGVIT High Income Bond Fund – Class III (GVITFHiInc3)

    Gartmore GVIT – Government Bond Fund – Class III (GVITGvtBd3)

    Gartmore GVIT – Investor Destinations Aggressive Fund – Class VI (GVITIDAgg6)

    Gartmore GVIT – Investor Destinations Conservative Fund – Class VI (GVITIDCon6)

    Gartmore GVIT – Investor Destinations Moderate Fund – Class VI (GVITIDMod6)

    Gartmore GVIT – Investor Destinations Moderately Aggressive Fund – Class VI (GVITIDModAg6)

    Gartmore GVIT – Investor Destinations Moderately Conservative Fund – Class VI (GVITIDModCon6)

    Gartmore GVIT – Mid Cap Growth Fund – Class III (GVITMdCpGr3)

    Gartmore GVIT – Money Market Fund II – Class I (GVITMyMkt2)

    Gartmore GVIT – Nationwide Fund – Class III (GVITNWFund3)

    Gartmore GVIT – Small Cap Growth Fund – Class III (GVITSmCapGr3)

    Gartmore GVIT – Small Cap Value Fund – Class III (GVITSmCapVal3)

    Gartmore GVIT – Small Company Fund – Class III (GVITSmComp3)

Greenwich Street Series Fund – Intermediate High Grade Portfolio (GSSFHiGr)*

Portfolio of the Legg Mason Partners Variable Portfolios II Inc.;

    Legg Mason Partners Variable Portfolios II Inc. – Fundamental Value Portfolio (LMVPFundVal)

        (formerly Greenwich Street Series Fund – Fundamental Value Portfolio)*

Portfolios of the Legg Mason Partners Variable Portfolios III Inc.;

    Legg Mason Partners Variable Portfolios III Inc. – International All Cap Growth Portfolio (LMVPIntAllCap)

        (formerly Travelers Series Fund Inc. – Smith Barney International All Cap Portfolio)

    Legg Mason Partners Variable Portfolios III Inc. – Large Cap Value Portfolio (LMVPLrgCp)

        (formerly Travelers Series Fund Inc. – Smith Barney Large Cap Value Portfolio)

    Legg Mason Partners Variable Portfolios III Inc. – Money Market Portfolio (LMVPMMrk)

        (formerly Travelers Series Fund Inc. – Smith Barney Money Market Portfolio)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

Portfolios of the Rydex Variable Trust Portfolios;

    Rydex Variable Trust Portfolios – Absolute Return Strategies Fund (RyAbsRtStr)

    Rydex Variable Trust Portfolios – Amerigo Fund (RyAmerigo)*

    Rydex Variable Trust Portfolios – Banking Fund (RyBank)

    Rydex Variable Trust Portfolios – Basic Materials Fund (RyBasicM)

    Rydex Variable Trust Portfolios – Biotechnology Fund (RyBioTech)

    Rydex Variable Trust Portfolios – Clermont Fund (RyClermont)*

    Rydex Variable Trust Portfolios – Commodities Fund (RyComm100)

    Rydex Variable Trust Portfolios – Consumer Products Fund (RyConsProd)

    Rydex Variable Trust Portfolios – Dynamic Dow Fund (RyDyDow)

        (formerly Rydex Variable Trust Portfolios – Long Dynamic Dow 30 Fund)*

    Rydex Variable Trust Portfolios – Dynamic OTC Fund (RyDyOTC)

        (formerly Rydex Variable Trust Portfolios – Velocity 100 Fund)*

    Rydex Variable Trust Portfolios – Dynamic S&P 500 Fund (RyDySP500)

        (formerly Rydex Variable Trust Portfolios – Titan 500 Fund)*

    Rydex Variable Trust Portfolios – Dynamic Strengthening Dollar Fund (RyDyStrDol)

        (formerly Rydex Variable Trust Portfolios – Strengthening Dollar Fund)*

    Rydex Variable Trust Portfolios – Dynamic Weakening Dollar Fund (RyDyWeakDol)

        (formerly Rydex Variable Trust Portfolios – Weakening Dollar Fund)*

    Rydex Variable Trust Portfolios – Electronics Fund (RyElec)

    Rydex Variable Trust Portfolios – Energy Fund (RyEnergy)

    Rydex Variable Trust Portfolios – Energy Services Fund (RyEnSvc)

    Rydex Variable Trust Portfolios – Europe Advantage Fund (RyEuroAdv)

        (formerly Rydex Variable Trust Portfolios – Large-Cap Europe Fund)*

    Rydex Variable Trust Portfolios – Financial Services Fund (RyFinSvc)

    Rydex Variable Trust Portfolios – Government Long Bond Advantage Fund (RyGvtLgBd)

        (formerly Rydex Variable Trust Portfolios – U.S. Government Bond Fund)*

    Rydex Variable Trust Portfolios – Health Care Fund (RyHealthC)

    Rydex Variable Trust Portfolios – Hedged Equity Fund (RyHedgeEq)

    Rydex Variable Trust Portfolios – Internet Fund (RyNet)

    Rydex Variable Trust Portfolios – Inverse Dynamic Dow Fund (RyInDyDow)

        (formerly Rydex Variable Trust Portfolios – Inverse Dynamic Dow 30 Fund)

    Rydex Variable Trust Portfolios – Inverse Government Long Bond Fund (RyInGovLgBd)

        (formerly Rydex Variable Trust Portfolios – Juno Fund)*

    Rydex Variable Trust Portfolios – Inverse Mid Cap Fund (RyInMidCap)

    Rydex Variable Trust Portfolios – Inverse OTC Fund (RyInOTC)

        (formerly Rydex Variable Trust Portfolios – Arktos Fund)*

    Rydex Variable Trust Portfolios – Inverse Russell 2000 Fund (RyInRus2000)

        (formerly Rydex Variable Trust Portfolios – Inverse Small-Cap Fund)*

    Rydex Variable Trust Portfolios – Inverse S&P 500 Fund (RyInSP500)

        (formerly Rydex Variable Trust Portfolios – Ursa Fund)*

    Rydex Variable Trust Portfolios – Japan Advantage Fund (RyJapanAdv)

        (formerly Rydex Variable Trust Portfolios – Large-Cap Japan Fund)

    Rydex Variable Trust Portfolios – Large Cap Growth Fund (RyLgCapGr)

    Rydex Variable Trust Portfolios – Large Cap Value Fund (RyLgCapVal)

    Rydex Variable Trust Portfolios – Leisure Fund (RyLeisure)

    Rydex Variable Trust Portfolios – Mid Cap Advantage Fund (RyMidCapAdv)

        (formerly Rydex Variable Trust Portfolios – Medius Fund)*

    Rydex Variable Trust Portfolios – Mid Cap Growth Fund (RyMidCapGr)

    Rydex Variable Trust Portfolios – Mid Cap Value Fund (RyMidCapVal)

    Rydex Variable Trust Portfolios – Multi Cap Core Equity Fund (RyMCpCoreEq)

        (formerly Rydex Variable Trust Portfolios – Core Equity Fund)*

    Rydex Variable Trust Portfolios – Nova Fund (RyNova)

    Rydex Variable Trust Portfolios – OTC Fund (RyOTC)

    Rydex Variable Trust Portfolios – Precious Metals Fund (RyPrecMet)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

    Rydex Variable Trust Portfolios – Real Estate Fund (RyRealEst)

    Rydex Variable Trust Portfolios – Retailing Fund (RyRetail)

    Rydex Variable Trust Portfolios – Russell 2000 Advantage Fund (RyRuss2000)

        (formerly Rydex Variable Trust Portfolios – Mekros Fund)

    Rydex Variable Trust Portfolios – Sector Rotation Fund (RySectRot)

    Rydex Variable Trust Portfolios – Small Cap Growth Fund (RySmCapGr)

    Rydex Variable Trust Portfolios – Small Cap Value Fund (RySmCapVal)

    Rydex Variable Trust Portfolios – Technology Fund (RyTech)

    Rydex Variable Trust Portfolios – Telecommunications Fund (RyTele)

    Rydex Variable Trust Portfolios – Transportation Fund (RyTrans)

    Rydex Variable Trust Portfolios – Utilities Fund (RyUtil)

*At December 31, 2006, contract owners were not invested in this fund.

The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see note 2). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

(c)	Security Valuation, Transactions and Related Investment Income
Investments in underlying mutual funds are valued based on the closing net asset value per share at December 31, 2006 of such funds, which value their investment securities at fair value. The cost of investments sold is determined on a First in – First out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividends (which include capital gain distributions) are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.

(d)	Federal Income Taxes
Operations of the Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code.

The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

(e)	Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

(f)	Calculation of Annuity Reserves
Annuity reserves are computed for contracts in the variable payout stage according to industry standard mortality tables. The assumed investment return is 3.5% unless the annuitant elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.

(g)	New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) 157. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 is not expected to have a material impact on the Accounts’ financial position or results of their operations upon adoption.

(2)	Expenses
The Company does not deduct a sales charge from purchase payments received from the contract owners. However, if any part of the contract value of such contracts is surrendered, the Company will, with certain exceptions, deduct from a contract owners’ contract value a contingent deferred sales charge not to exceed 7% of purchase payments surrendered. This charge declines 1% per year. After the purchase payment has been held in the contract for 7 years, the charge is 0%. No sales charges are deducted on redemptions used to purchase units in the fixed investment options of the Company.

The Company deducts a mortality and expense risk charge assessed through the daily unit value calculation. The Option table on the following page illustrates the annual rate for all contract level charges by product, as well as the maximum variable account charge per product. The table also summarizes the contract level options available to contract holders. The options are described in more detail in the applicable product prospectus.

(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

Nationwide Variable Account-4 Options	Smith Barney	Market Flex Annuity
Variable Account Charges – Recurring	1.30%	1.15%
CDSC Option:
No CDSC	–	0.20%
Death Benefit Options:
Highest Anniversary Death Benefit	–	0.20%
If death before annuitization, benefit will be greatest of (i) contract value, (ii) purchase payments less surrenders or (iii) highest contract value before 86th birthday less surrenders.
Highest Anniversary or 5% Enhanced Death Benefit	–	0.25%
If death before annuitization, benefit will be greatest of (i) contract value, (ii) purchase payments less surrenders or (iii) highest contract value before
86th birthday less surrenders, or (iv) the 5% interest anniversary value.

Extra Value Option (EV)	–	0.45%
Fee assessed to assets of the variable account for the first seven contract years in exchange for application of 3% credit of purchase payments made during first 12 months contract is in force.
Asset Allocation Service Charge Option	–	0.35%
Allows contract owner to utilize services of an independent third party to provide allocation and reallocation instruction.

Maximum Variable Account Charges(1):	1.30%	2.40%

(1)
When maximum options are elected. The contract charges indicated in bold, when summarized, represent the Maximum Variable Account Charges if all optional benefits available under the contract are elected including the most expensive of the mutually exclusive optional benefits.

(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

The following table provides mortality and expense risk charges by asset fee rates for the period ended December 31, 2006.

	Total	ACVPIncGr3	ACVPUltra3	ACVPVal3	FidVIPEIS2R	FidVIPGrS2R	FidVIPConS2R	GVITFHiInc3
1.15%	$2,537,454	15,545	6,140	35,533	50,613	21,588	68,854	4,455
1.30%	56,024	–	–	–	–	–	–	–
1.35%	4,186,552	23,844	5,837	32,978	42,256	18,728	80,815	23,222
1.40%	937,155	6,170	1,330	14,599	13,746	7,456	29,221	893
1.50%	1,001,365	8	–	3	3	1	2	–
1.55%	1,055,771	5,838	331	7,060	4,735	5,121	21,442	7,138
1.60%	1,621,228	10,839	8,805	35,085	15,571	8,763	65,030	1,346
1.65%	44	–	–	–	–	–	–	–
1.70%	1,507,632	27	26	1	20	–	62	–
1.75%	595,367	–	–	–	–	–	–	–
1.80%	1,326,817	4,162	2,886	10,230	7,447	4,453	27,563	2,368
1.85%	537,509	8,431	356	12,733	13,276	3,272	28,148	1,645
1.90%	576,094	–	46	–	11	11	65	–
1.95%	551,609	7	–	11	11	–	8	1
2.00%	161,419	890	87	3,977	3,111	3,145	5,431	152
2.05%	225,577	4,765	1,545	6,950	5,316	5,277	7,508	–
2.15%	345,782	–	–	–	–	–	–	–
2.20%	229,110	52	–	53	–	48	66	–
2.35%	92,259	–	–	1	180	–	–	–
2.40%	58,609	–	–	–	–	–	–	–

Totals	$17,603,377	80,578	27,389	159,214	156,296	77,863	334,215	41,220

	GVITGvtBd3	GVITIDAgg6	GVITIDCon6	GVITIDMod6	GVITIDModAg6	GVITIDModCon6	GVITMdCpGr3	GVITMyMkt2
1.15%	$31,653	19,431	21,027	28,479	25,004	11,049	2,274	745,993
1.30%	–	–	–	–	–	–	–	–
1.35%	58,641	11,628	19,243	53,865	38,632	13,689	8,617	1,397,658
1.40%	8,154	3,784	2,434	51,341	13,467	2,691	2,802	234,650
1.50%	2	1	5	16	1	–	–	97,339
1.55%	5,620	10,808	2,836	14,190	15,802	9,329	1,464	380,330
1.60%	38,094	34,202	10,067	75,721	13,059	8,175	2,828	503,052
1.65%	–	–	–	–	–	–	–	–
1.70%	26	97	–	346	2	1	–	127,018
1.75%	–	–	631	–	–	–	–	39,003
1.80%	19,496	26,270	10,898	19,557	7,207	5,262	520	367,250
1.85%	8,175	2,964	8,090	13,608	3,112	7,160	694	129,029
1.90%	–	–	–	4	–	–	–	39,167
1.95%	1	–	–	–	–	–	–	36,737
2.00%	2,533	3	157	670	235	–	–	27,679
2.05%	2,086	9,227	1,715	2,190	8,157	856	300	28,380
2.10%	–	–	–	–	–	–	–	–
2.15%	107	–	–	–	–	–	–	25,153
2.20%	–	–	–	–	–	–	–	15,558
2.35%	–	–	–	–	–	–	–	13,958
2.40%	–	–	–	–	–	–	–	2,017

Totals	$174,588	118,415	77,103	259,987	124,678	58,212	19,499	4,209,971

	GVITNWFund3	GVITSmCapGr3	GVITSmCapVal3	GVITSmComp3	LMVPIntAllCap	LMVPLrgCp	LMVPMMrk	RyAbsRtStr
1.15%	$4,404	2,322	4,291	10,595	–	–	–	13,051
1.30%	–	–	–	–	930	53,611	1,483	–
1.35%	3,117	3,847	5,335	12,675	–	–	–	21,559
1.40%	1,942	1,483	3,024	4,537	–	–	–	3,589
1.50%	–	1	1	1	–	–	–	10,200
1.55%	212	30	784	913	–	–	–	6,543
1.60%	574	1,068	2,185	4,861	–	–	–	8,912
1.65%	–	–	–	–	–	–	–	9
1.70%	–	–	27	5	–	–	–	28,959
1.75%	–	–	–	–	–	–	–	2,300
1.80%	1,527	860	1,008	5,540	–	–	–	5,358
1.85%	6,398	464	3,496	3,553	–	–	–	1,305
1.90%	27	–	28	–	–	–	–	12,981
1.95%	–	–	–	–	–	–	–	2,664
2.00%	107	–	608	103	–	–	–	3,705
2.05%	–	1,298	1,767	132	–	–	–	11
(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

Continued	GVITNWFund3	GVITSmCapGr3	GVITSmCapVal3	GVITSmComp3	LMVPIntAllCap	LMVPLrgCp	LMVPMMrk	RyAbsRtStr
2.10%	–	–	–	–	–	–	–	–
2.15%	–	–	–	–	–	–	–	1,908
2.20%	–	–	1	–	–	–	–	199
2.35%	–	–	–	–	–	–	–	1,584
2.40%	–	–	–	–	–	–	–	–

Totals	$18,308	11,373	22,555	42,915	930	53,611	1,483	124,837

	RyBank	RyBasicM	RyBioTech	RyComm100	RyConsProd	RyDyDow	RyDyOTC	RyDySP500
1.15%	$11,338	38,737	17,079	9,752	17,867	23,330	34,393	22,037
1.30%	–	–	–	–	–	–	–	–
1.35%	34,270	51,484	37,886	11,734	34,729	55,108	83,961	72,542
1.40%	9,937	14,751	10,587	5,714	7,941	4,984	10,971	18,595
1.50%	20,268	36,452	27,128	60,985	33,755	17	10	11
1.55%	4,291	12,517	7,499	4,417	5,906	18,044	15,854	7,718
1.60%	4,269	12,007	6,026	4,053	5,641	22,977	26,202	27,519
1.65%	–	–	4	–	–	–	–	–
1.70%	38,035	60,062	43,448	96,131	51,656	1,478	–	110
1.75%	15,271	28,145	21,500	13,008	23,390	–	–	–
1.80%	10,923	19,214	15,817	3,098	10,175	18,613	20,775	17,419
1.85%	2,727	7,874	18,593	963	3,187	1,222	9,239	18,939
1.90%	14,361	23,288	16,069	29,790	22,416	–	–	11
1.95%	16,892	26,975	19,082	19,346	22,526	21	15	16
2.00%	199	3,371	1,930	748	2,012	2,027	2,566	3,728
2.05%	78	5,401	843	299	4,313	1,830	2,923	2,929
2.10%	–	–	–	–	–	–	–	–
2.15%	9,555	15,376	10,418	14,356	14,283	972	1	1
2.20%	4,879	10,460	8,346	2,610	9,436	–	–	–
2.35%	532	1,838	1,256	7,297	2,327	–	–	–
2.40%	2,051	3,344	2,704	–	2,599	–	–	–

Totals	$199,876	371,296	266,215	284,301	274,159	150,623	206,910	191,575

	RyDyStrDol	RyDyWeakDol	RyElec	RyEnergy	RyEnSvc	RyEuroAdv	RyFinSvc	RyGvtLgBd
1.15%	$2,251	8,377	14,003	55,571	67,274	70,181	17,964	53,773
1.30%	–	–	–	–	–	–	–	–
1.35%	2,043	12,057	30,309	71,949	123,674	98,428	46,624	44,770
1.40%	589	8,021	4,704	24,050	33,975	24,793	6,996	7,829
1.50%	3	1,677	22,229	57,121	33,239	15,660	54,704	89,626
1.55%	1,048	2,667	4,438	13,322	20,049	20,316	5,358	9,787
1.60%	311	2,431	3,295	19,574	25,121	33,993	8,917	32,451
1.65%	–	–	–	–	–	–	–	–
1.70%	–	1,587	31,885	86,403	52,379	15,145	74,141	125,588
1.75%	–	1,447	17,741	42,846	26,406	13,398	36,785	23,639
1.80%	3,339	2,169	9,026	34,933	38,422	34,139	18,771	24,748
1.85%	507	727	2,961	11,806	31,136	10,681	7,058	7,660
1.90%	1	708	13,178	35,391	20,825	6,560	34,594	37,331
1.95%	–	780	14,698	38,380	24,319	7,215	32,067	31,849
2.00%	190	850	1,406	4,823	5,460	5,470	2,546	2,594
2.05%	336	255	182	8,347	2,239	11,038	5,422	862
2.10%	–	–	–	–	–	–	–	–
2.15%	4	447	8,532	22,637	14,045	4,132	21,518	23,495
2.20%	–	739	7,139	16,609	9,772	7,153	16,218	6,536
2.35%	–	237	1,335	3,663	1,736	1,814	4,610	15,441
2.40%	–	96	2,122	4,944	3,229	1,137	3,801	295

Totals	$10,622	45,272	189,183	552,369	533,300	381,253	398,094	538,274

	RyHealthC	RyHedgeEq	RyNet	RyInDyDow	RyInGovLgBd	RyInMidCap	RyInOTC	RyInRus2000
1.15%	$19,834	9,156	15,662	11,134	37,627	9,602	37,072	19,836
1.30%	–	–	–	–	–	–	–	–
1.35%	88,933	7,562	22,359	17,820	33,968	11,074	59,693	26,438
1.40%	12,480	3,470	4,320	2,182	9,671	794	9,198	5,027
1.50%	41,776	4,445	7,691	7	11	1	4	–
1.55%	9,219	2,086	6,000	1,718	6,484	2,487	10,401	4,099
1.60%	9,598	796	2,449	3,905	23,146	3,401	28,120	5,934
1.65%	4	–	–	–	–	–	14	13
1.70%	59,332	11,925	7,401	–	–	1	2	2
1.75%	30,149	747	6,605	–	–	–	–	–
(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

Continued	RyHealthC	RyHedgeEq	RyNet	RyInDyDow	RyInGovLgBd	RyInMidCap	RyInOTC	RyInRus2000
1.80%	18,009	6,347	7,037	2,524	13,244	2,143	16,037	5,703
1.85%	4,956	1,426	1,107	1,233	3,668	855	3,453	749
1.90%	25,810	5,569	2,967	–	–	–	1	–
1.95%	26,021	1,131	3,502	21	–	15	11	16
2.00%	2,822	3,252	693	543	2,078	241	2,762	1,653
2.05%	644	–	53	446	10,970	4	1,104	2
2.10%	–	–	–	–	–	–	–	–
2.15%	16,057	653	1,781	–	–	–	4	1
2.20%	12,468	35	3,371	–	–	–	–	–
2.35%	3,046	685	704	2	–	–	14	17
2.40%	3,390	–	767	–	–	–	–	–

Totals	$384,548	59,285	94,469	41,535	140,867	30,618	167,890	69,490

	RyInSP500	RyJapanAdv	RyLgCapGr	RyLgCapVal	RyLeisure	RyMidCapAdv	RyMidCapGr	RyMidCapVal
1.15%	$35,918	41,048	13,820	29,491	13,831	54,309	24,616	20,819
1.30%	–	–	–	–	–	–	–	–
1.35%	46,019	73,787	25,406	82,043	17,547	77,871	31,568	29,730
1.40%	18,549	16,433	2,481	6,165	4,222	28,046	4,272	3,824
1.50%	15,593	10,401	568	19,730	28,335	12,338	95	2,722
1.55%	13,038	16,859	13,259	29,836	5,043	32,590	10,766	5,275
1.60%	22,945	27,716	7,720	16,860	4,263	34,386	14,483	14,902
1.65%	–	–	–	–	–	–	–	–
1.70%	25,488	12,761	1,372	22,397	50,477	11,976	323	5,864
1.75%	12,383	8,612	145	15,494	21,115	10,699	29	1,080
1.80%	17,356	37,595	26,056	13,806	3,764	19,888	11,751	8,527
1.85%	4,401	9,855	1,916	3,896	1,842	7,953	3,398	4,464
1.90%	9,161	5,433	565	10,010	19,332	4,903	75	2,630
1.95%	11,082	4,316	149	8,440	22,284	5,615	20	747
2.00%	1,757	1,979	809	2,182	1,592	7,670	551	687
2.05%	1,267	3,463	5	235	4,022	14,560	97	156
2.10%	–	–	–	–	–	–	–	–
2.15%	6,271	2,744	155	5,173	12,833	2,887	89	655
2.20%	4,620	3,856	14	7,942	7,453	5,162	2	381
2.35%	696	847	66	2,532	1,038	1,153	–	321
2.40%	1,448	684	–	1,080	2,697	1,174	–	36

Totals	$247,992	278,389	94,506	277,312	221,690	333,180	102,135	102,820

	RyMCpCoreEq	RyNova	RyOTC	RyPrecMet	RyRealEst	RyRetail	RyRuss2000	RySectRot
1.15%	$1,885	49,837	30,085	66,866	49,292	5,899	157,057	61,901
1.30%	–	–	–	–	–	–	–	–
1.35%	4,745	101,121	37,769	126,472	105,103	10,208	75,391	87,487
1.40%	1,005	21,653	8,409	44,108	23,312	1,238	23,986	22,238
1.50%	4,643	59,169	–	20,936	40,574	30,061	4,264	3,515
1.55%	3,256	14,321	9,886	23,963	18,401	4,234	39,464	46,083
1.60%	1,006	41,683	42,335	39,022	20,492	2,043	70,190	35,020
1.65%	–	–	–	–	–	–	–	–
1.70%	10,034	83,365	–	31,767	77,813	50,038	4,851	9,038
1.75%	3,281	13,369	–	16,880	28,275	21,277	3,864	293
1.80%	1,711	29,100	49,111	44,622	17,283	8,033	23,921	51,918
1.85%	47	5,756	3,764	14,279	5,636	2,089	11,471	8,612
1.90%	4,384	23,723	–	13,050	30,234	20,621	2,069	4,082
1.95%	1,027	19,887	–	15,236	28,968	22,054	1,778	900
2.00%	50	1,787	2,938	5,855	3,955	1,106	5,284	7,409
2.05%	298	10,278	14,016	3,108	784	129	10,684	2,435
2.10%	–	–	–	–	–	–	–	–
2.15%	1,712	14,516	43	8,754	16,551	13,379	1,182	784
2.20%	662	2,799	384	6,542	9,438	7,721	1,731	89
2.35%	37	8,648	–	1,053	2,038	1,481	424	216
2.40%	–	–	–	2,145	3,375	2,607	281	–

Totals	$39,783	501,012	198,740	484,658	481,524	204,218	437,892	342,020

(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

	RySmCapGr	RySmCapVal	RyTech	RyTele	RyTrans	RyUtil
1.15%	$21,305	30,444	15,576	14,615	24,162	28,527
1.30%	–	–	–	–	–	–
1.35%	19,382	39,073	60,117	28,311	70,685	81,116
1.40%	3,740	8,642	10,372	3,705	19,364	12,499
1.50%	433	1,546	17,550	36,676	46,867	30,945
1.55%	7,342	24,127	6,974	4,695	14,147	15,961
1.60%	11,300	19,309	6,007	3,915	10,323	14,935
1.65%	–	–	–	–	–	–
1.70%	1,089	3,840	15,980	56,383	67,018	52,430
1.75%	100	456	10,147	27,874	33,877	23,106
1.80%	4,875	8,288	16,831	12,014	15,986	21,894
1.85%	1,338	3,764	2,488	3,616	7,218	21,070
1.90%	421	1,680	10,241	22,560	29,157	20,553
1.95%	108	351	6,387	25,351	29,574	22,997
2.00%	1,303	1,775	419	1,013	2,048	2,693
2.05%	17	110	254	425	5,632	5,602
2.10%	–	–	–	–	–	–
2.15%	112	335	5,806	14,601	18,294	13,251
2.20%	7	101	5,681	10,834	13,580	8,401
2.35%	31	178	2,354	2,120	3,464	1,466
2.40%	–	–	756	3,289	3,728	2,813

Totals	$72,903	144,019	193,940	271,997	415,124	380,259

(3)	Related Party Transactions
The Company performs various services on behalf of the Mutual Fund Companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. The fixed account assets are not reflected in the accompanying financial statements. In addition, the Account portion of contract owner loans is transferred to the accounts of the Company for administration and collection. Loan repayments are transferred to the Account at the direction of the contract owner. For the years ended December 31, 2006 and 2005, total transfers to the Account from the fixed account were $3,905,341 and $1,846,608, respectively, and total transfers from the Account to the fixed account were $4,179,443 and $1,989,495, respectively. Transfers from the Account to the fixed account are included in redemptions, and transfers to the Account from the fixed account are included in purchase payments received from contract owners, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity.

For contracts with the Extra Value option, the Company contributed $1,132,484 and $1,224,773 to the Account in the form of bonus credits to the contract owner accounts for the years ended December 31, 2006 and 2005, respectively. These amounts are included in purchase payments received from contract owners and are credited at the time the related purchase payment from the contract owner is received.

For guaranteed minimum death benefits, the Company contributed $145,914 and $170,277 and to the Account in the form of additional premium to contract owner accounts for the years ended December 31, 2006 and 2005, respectively. These amounts are included in purchase payments received from contract owners and are credited at time of annuitant death, when applicable.

(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

(4)	Financial Highlights
The Company offers several variable annuity products through the Account that have unique combinations of features and fees that are assessed to the contract owner. Differences in fee structures result in a variety of contract expense rates, unit fair values and total returns. The following tabular presentation is a summary of units, unit fair values and contract owners’ equity outstanding for variable annuity contracts as of the end of the periods indicated, and contract expense rate, investment income ratio and total return for each period in the five-year period ended December 31, 2006. Beginning in 2003 the information is presented as a range of minimum to maximum values based upon product grouping. The range is determined by identifying the lowest and the highest contract expense rate. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual contract amounts may not be within the ranges presented. For periods prior to 2003 the information is presented as a range of minimum and maximum values, however, such information is exclusive and independent for each column, and there is no intentional relationship among and between the ranges of values presented for contract expense rate, unit fair value and total return.

	Contract Expense Rate*	Units	Unit Fair Value		Contract Owners’ Equity	Investment Income Ratio**	Total Return***
American Century Variable Portfolios, Inc. – Income & Growth Fund – Class III
2006	1.15% to 2.05%	697,047	$14.07 to	13.50	$9,683,792	1.29%	15.74% to	14.74%
2005	1.15% to 2.05%	460,611	12.16 to	11.77	5,538,170	1.59%	3.43% to	2.54%
2004	1.15% to 2.05%	315,833	11.76 to	11.48	3,685,371	1.17%	11.69% to	10.77%
2003	1.15% to 2.05%	159,457	10.53 to	10.36	1,668,821	0.23%	27.87% to	26.70%
2002	1.15% to 1.60%	45,760	8.18 to	8.23	376,299	0.00%	-18.22% to	-17.68%	(a) (b)

American Century Variable Portfolios, Inc. – Ultra® Fund – Class III
2006	1.15% to 2.05%	185,778	10.39 to	9.96	1,911,057	0.00%	-4.39% to	-5.26%
2005	1.15% to 2.05%	284,912	10.87 to	10.51	3,068,548	0.00%	1.00% to	0.10%
2004	1.15% to 2.05%	90,454	10.76 to	10.50	966,536	0.00%	9.41% to	8.49%
2003	1.15% to 2.05%	34,588	9.84 to	9.68	338,713	0.00%	23.50% to	22.35%
2002	1.15% to 1.55%	32,296	7.94 to	7.97	257,088	0.36%	-20.63% to	-20.34%	(a) (b)

American Century Variable Portfolios, Inc. – Value Fund – Class III
2006	1.15% to 2.05%	1,105,290	15.18 to	14.57	16,567,282	0.96%	17.29% to	16.28%
2005	1.15% to 2.05%	671,652	12.94 to	12.53	8,593,733	0.73%	3.83% to	2.93%
2004	1.15% to 2.05%	516,992	12.46 to	12.17	6,386,499	0.62%	13.02% to	12.09%
2003	1.15% to 2.05%	165,937	11.03 to	10.86	1,819,797	0.72%	27.48% to	26.32%
2002	1.15% to 1.60%	41,169	8.60 to	8.65	355,889	0.00%	-14.05% to	-13.49%	(a) (b)

Fidelity® Variable Insurance Products Fund – Equity Income Portfolio – Service Class 2 R
2006	1.15% to 2.05%	1,195,976	14.33 to	13.75	16,960,523	2.85%	18.51% to	17.50%
2005	1.15% to 2.05%	785,938	12.09 to	11.70	9,416,625	1.24%	4.40% to	3.49%
2004	1.15% to 2.05%	478,682	11.58 to	11.31	5,497,773	0.99%	9.89% to	8.99%
2003	1.15% to 2.05%	170,311	10.54 to	10.38	1,784,156	1.49%	28.62% to	27.43%
2002	1.15% to 1.60%	47,451	8.14 to	8.20	388,260	0.00%	-18.58% to	-18.04%	(a) (b)

Fidelity® Variable Insurance Products Fund – Growth Portfolio – Service Class 2 R
2006	1.15% to 2.05%	449,694	10.94 to	10.49	4,853,304	0.23%	5.36% to	4.44%
2005	1.15% to 2.05%	509,898	10.38 to	10.04	5,245,505	0.20%	4.31% to	3.38%
2004	1.15% to 2.05%	260,018	9.95 to	9.71	2,564,583	0.16%	1.94% to	1.08%
2003	1.15% to 2.05%	130,748	9.76 to	9.61	1,269,769	0.06%	30.98% to	29.75%
2002	1.15% to 1.55%	18,215	7.42 to	7.45	135,684	0.00%	-25.83% to	-25.45%	(a) (b)

Fidelity® Variable Insurance Products Fund II – Contrafund® Portfolio Service – Class 2 R
2006	1.15% to 2.05%	1,648,597	15.84 to	15.21	25,762,342	1.06%	10.15% to	9.22%
2005	1.15% to 2.05%	1,351,898	14.38 to	13.93	19,245,745	0.12%	15.34% to	14.36%
2004	1.15% to 2.05%	562,720	12.47 to	12.18	6,958,966	0.17%	13.82% to	12.88%
2003	1.15% to 2.05%	237,814	10.96 to	10.79	2,592,565	0.14%	26.71% to	25.56%
2002	1.15% to 1.60%	83,617	8.59 to	8.65	721,850	0.00%	-14.09% to	-13.54%	(a) (b)

Gartmore GVIT Federated GGVIT High Income Bond Fund – Class III
2006	1.15% to 2.05%	473,318	11.04 to	11.27	5,225,528	8.47%	9.33% to	8.37%
2005	1.15% to 1.80%	100,662	10.10 to	10.42	1,019,789	3.80%	1.00% to	0.85%	(a) (b)

Gartmore GVIT Government Bond Fund – Class III
2006	1.15% to 2.05%	1,131,842	11.58 to	11.10	12,931,905	4.34%	2.16% to	1.24%
2005	1.15% to 2.05%	936,308	11.33 to	10.97	10,497,329	4.39%	2.00% to	1.09%
2004	1.15% to 2.00%	621,353	11.11 to	10.86	6,853,796	6.24%	2.08% to	1.21%
2003	1.15% to 2.05%	407,518	10.88 to	10.72	4,411,443	4.68%	0.94% to	0.05%
2002	1.15% to 1.60%	707,893	10.72 to	10.78	7,622,031	2.55%	7.18% to	7.82%	(a) (b)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value		Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Gartmore GVIT – Investor Destinations Aggressive Fund – Class VI
2006	1.15% to 2.05%	824,418	$13.79 to	13.48	$11,235,970	2.12%	15.58% to	14.59%
2005	1.15% to 2.05%	613,612	11.93 to	11.76	7,279,159	2.12%	6.72% to	5.80%
2004	1.15% to 1.60%	39,336	11.18 to	11.15	439,389	2.34%	11.83% to	11.49%	(a	) (b)

Gartmore GVIT – Investor Destinations Conservative Fund – Class VI
2006	1.15% to 2.05%	536,836	11.11 to	10.85	5,917,114	3.47%	4.92% to	3.98%
2005	1.15% to 2.05%	436,065	10.59 to	10.43	4,594,448	3.38%	2.20% to	1.30%
2004	1.15% to 2.00%	140,679	10.36 to	10.30	1,453,807	2.72%	3.59% to	3.01%	(a	) (b)

Gartmore GVIT – Investor Destinations Moderate Fund – Class VI
2006	1.15% to 2.05%	1,684,346	12.40 to	12.11	20,706,119	2.59%	10.17% to	9.21%
2005	1.15% to 2.05%	1,398,649	11.25 to	11.09	15,655,434	2.56%	4.29% to	3.38%
2004	1.15% to 2.05%	871,310	10.79 to	10.72	9,380,597	2.58%	7.89% to	7.25%	(a	) (b)

Gartmore GVIT – Investor Destinations Moderately Aggressive Fund – Class VI
2006	1.15% to 2.05%	899,550	13.20 to	12.90	11,793,869	2.33%	13.25% to	12.27%
2005	1.15% to 2.05%	641,708	11.66 to	11.49	7,447,383	2.38%	5.93% to	5.01%
2004	1.15% to 2.05%	250,509	11.01 to	10.94	2,751,078	2.08%	10.08% to	9.42%	(a	) (b)

Gartmore GVIT – Investor Destinations Moderately Conservative Fund – Class VI
2006	1.15% to 2.05%	309,482	11.72 to	11.45	3,599,791	2.83%	7.15% to	6.21%
2005	1.15% to 2.05%	386,892	10.94 to	10.78	4,204,984	4.35%	3.45% to	2.54%
2004	1.15% to 1.85%	68,049	10.58 to	10.53	717,830	2.65%	5.76% to	5.27%	(a	) (b)

Gartmore GVIT – Mid Cap Growth Fund – Class III
2006	1.15% to 2.05%	100,288	13.18 to	12.64	1,306,345	0.00%	8.67% to	7.74%
2005	1.15% to 2.05%	113,885	12.13 to	11.73	1,368,323	0.00%	8.47% to	7.55%
2004	1.15% to 2.05%	126,295	11.18 to	10.91	1,400,829	0.00%	13.99% to	13.04%
2003	1.15% to 2.05%	76,349	9.81 to	9.65	745,472	0.00%	38.63% to	37.35%
2002	1.35% to 1.55%	6,721	7.04 to	7.07	47,489	0.00%	-29.61% to	-29.33%	(a	) (b)

Gartmore GVIT – Money Market Fund II – Class I
2006	1.15% to 2.40%	20,692,057	10.17 to	9.52	207,345,677	5.21%	2.91% to	1.63%
2005	1.15% to 2.40%	24,895,689	9.89 to	9.37	243,237,085	2.98%	1.09% to	-0.18%
2004	1.15% to 2.40%	19,266,017	9.78 to	9.38	186,613,831	0.62%	-0.74% to	-1.99%
2003	1.15% to 2.40%	15,999,562	9.85 to	9.57	156,575,786	0.18%	-0.97% to	-2.22%
2002	1.15% to 1.60%	10,851,135	9.84 to	9.95	107,602,427	0.60%	-1.36% to	-0.46%

Gartmore GVIT – Nationwide Fund – Class III
2006	1.15% to 2.00%	132,523	13.24 to	12.73	1,734,018	0.85%	12.40% to	11.49%
2005	1.15% to 2.00%	133,824	11.77 to	11.41	1,559,758	0.80%	6.12% to	5.26%
2004	1.15% to 2.00%	75,896	11.10 to	10.84	831,866	1.27%	8.57% to	7.71%
2003	1.15% to 2.05%	79,403	10.22 to	10.06	805,109	0.84%	26.02% to	24.86%
2002	1.15% to 1.60%	49,230	8.06 to	8.11	398,598	0.83%	-19.44% to	-18.90%	(a	) (b)

Gartmore GVIT – Small Cap Growth Fund – Class III
2006	1.15% to 2.05%	57,842	11.64 to	11.16	665,642	0.00%	2.04% to	1.15%
2005	1.15% to 2.05%	73,636	11.40 to	11.03	832,039	0.00%	6.76% to	5.85%
2004	1.15% to 2.05%	93,866	10.68 to	10.42	996,846	0.00%	12.11% to	11.16%
2003	1.15% to 2.05%	103,064	9.53 to	9.37	977,782	0.00%	32.56% to	31.32%
2002	1.35% to 1.55%	2,437	7.17 to	7.18	17,485	0.00%	-28.31% to	-28.22%	(a	) (b)

Gartmore GVIT – Small Cap Value Fund – Class III
2006	1.15% to 2.05%	97,392	15.17 to	14.55	1,456,266	0.48%	16.02% to	15.03%
2005	1.15% to 2.05%	110,485	13.07 to	12.65	1,428,243	0.05%	1.88% to	1.00%
2004	1.15% to 2.05%	159,275	12.83 to	12.52	2,029,370	0.00%	16.02% to	15.11%
2003	1.15% to 2.05%	200,087	11.06 to	10.88	2,202,929	0.00%	54.98% to	53.55%
2002	1.15% to 1.60%	8,822	7.09 to	7.14	62,803	0.08%	-29.14% to	-28.64%	(a	) (b)

Gartmore GVIT – Small Company Fund – Class III
2006	1.15% to 2.05%	308,338	15.84 to	15.21	4,817,248	0.19%	10.78% to	9.84%
2005	1.15% to 2.05%	178,517	14.30 to	13.85	2,534,040	0.00%	11.02% to	10.09%
2004	1.15% to 2.05%	131,645	12.88 to	12.58	1,681,038	0.00%	17.69% to	16.74%
2003	1.15% to 2.05%	106,111	10.95 to	10.77	1,154,499	0.00%	39.37% to	38.10%
2002	1.15% to 1.35%	6,534	7.84 to	7.85	51,303	0.00%	-21.56% to	-21.45%	(a	) (b)

Legg Mason Partners Variable Portfolios II, Inc. – Fundamental Value Portfolio
2003	1.30%	2,967	21.23		62,996	0.41%	36.84%
2002	1.30%	6,235	15.52		96,745	0.97%	-22.33%
(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Legg Mason Partners Variable Portfolios III, Inc. – International All Cap Growth Portfolio
2006	1.30%	5,194	$15.49	$80,464	2.18%	24.23%
2005	1.30%	5,195	12.47	64,785	1.38%	10.27%
2004	1.30%	5,196	11.31	58,764	0.78%	16.34%
2003	1.30%	7,357	9.72	71,521	1.02%	25.80%
2002	1.30%	7,470	7.73	57,725	0.93%	-26.66%

Legg Mason Partners Variable Portfolios III, Inc. – Large Cap Value Portfolio
2006	1.30%	221,976	19.02	4,221,010	1.21%	16.74%
2005	1.30%	249,867	16.29	4,070,124	1.52%	5.11%
2004	1.30%	280,779	15.50	4,351,174	1.75%	9.19%
2003	1.30%	334,493	14.19	4,747,267	1.62%	25.94%
2002	1.30%	381,396	11.27	4,298,052	3.75%	-26.39%

Legg Mason Partners Variable Portfolios III, Inc. – Money Market Portfolio
2006	1.30%	8,955	12.92	115,735	4.64%	3.26%
2005	1.30%	8,963	12.52	112,177	2.57%	1.47%
2004	1.30%	10,348	12.33	127,637	0.59%	-0.43%
2003	1.30%	24,081	12.39	298,317	0.65%	-0.65%
2002	1.30%	25,868	12.47	322,546	1.31%	-0.04%

Rydex Variable Trust Portfolios – Absolute Return Strategies Fund
2006	1.15% to 2.35%	1,729,823	10.62 to 10.48	18,276,840	2.05%	5.42% to	4.17%
2005	1.15% to 2.00%	129,898	10.07 to 10.06	1,307,443	0.00%	0.70% to	0.63%	(a) (b)

Rydex Variable Trust Portfolios – Banking Fund
2006	1.15% to 2.40%	1,143,218	15.78 to 14.79	17,637,738	2.08%	9.97% to	8.62%
2005	1.15% to 2.40%	771,920	14.35 to 13.61	10,819,183	1.22%	-3.88% to	-5.07%
2004	1.15% to 2.40%	1,060,424	14.92 to 14.34	15,542,844	0.36%	13.42% to	12.08%
2003	1.15% to 2.40%	1,030,036	13.16 to 12.80	13,385,712	0.52%	30.23% to	28.61%
2002	1.15% to 1.60%	91,507	9.99 to 10.10	921,809	0.60%	-2.78% to	-1.92%

Rydex Variable Trust Portfolios – Basic Materials Fund
2006	1.15% to 2.40%	1,734,363	18.53 to 17.38	31,444,748	1.00%	20.89% to	19.45%
2005	1.15% to 2.40%	1,129,476	15.33 to 14.55	16,977,993	0.26%	2.85% to	1.60%
2004	1.15% to 2.40%	2,143,041	14.91 to 14.32	31,429,749	0.03%	19.44% to	18.06%
2003	1.15% to 2.40%	1,218,961	12.48 to 12.13	15,104,537	0.02%	29.95% to	28.26%
2002	1.15% to 1.55%	31,224	9.52 to 9.60	298,922	1.89%	-14.34% to	-13.75%

Rydex Variable Trust Portfolios – Biotechnology Fund
2006	1.15% to 2.20%	766,752	9.07 to 8.57	6,800,621	0.00%	-4.43% to	-5.41%
2005	1.15% to 2.40%	2,034,867	9.49 to 8.98	18,964,096	0.00%	9.40% to	8.02%
2004	1.15% to 2.05%	410,235	8.67 to 8.41	3,526,373	0.00%	-0.06% to	-0.92%
2003	1.15% to 2.40%	979,925	8.68 to 8.42	8,402,662	0.00%	40.48% to	38.67%
2002	1.15% to 1.60%	58,384	6.10 to 6.18	359,610	0.00%	-46.58% to	-45.98%

Rydex Variable Trust Portfolios – Commodities Fund
2006	1.15% to 2.35%	2,092,686	7.18 to 7.06	14,920,253	0.00%	-18.82% to	-19.85%
2005	1.15% to 2.35%	1,797,935	8.84 to 8.81	15,873,627	0.64%	-11.59% to	-11.86%	(a) (b)

Rydex Variable Trust Portfolios – Consumer Products Fund
2006	1.15% to 2.40%	1,420,963	15.22 to 14.26	21,139,565	0.94%	16.08% to	14.65%
2005	1.15% to 2.40%	846,312	13.11 to 12.44	10,816,844	0.47%	-1.54% to	-2.75%
2004	1.15% to 2.40%	1,275,298	13.31 to 12.79	16,692,929	0.04%	12.00% to	10.67%
2003	1.15% to 2.40%	498,453	11.89 to 11.55	5,859,949	0.08%	20.46% to	18.93%
2002	1.15% to 1.60%	131,223	9.76 to 9.87	1,290,505	0.06%	-5.56% to	-4.72%

Rydex Variable Trust Portfolios – Dynamic Dow Fund
2006	1.15% to 2.15%	1,299,147	13.23 to 12.89	17,058,249	0.76%	29.05% to	27.81%
2005	1.15% to 2.05%	528,954	10.25 to 10.10	5,400,561	0.71%	-4.91% to	-5.76%
2004	1.15% to 2.05%	641,605	10.78 to 10.72	6,907,611	8.79%	7.82% to	7.17%	(a) (b)

Rydex Variable Trust Portfolios – Dynamic OTC Fund
2006	1.15% to 2.15%	1,191,682	10.21 to 9.64	11,969,599	0.08%	3.66% to	2.63%
2005	1.15% to 2.05%	1,702,841	9.85 to 9.44	16,583,822	0.00%	-4.14% to	-4.99%
2004	1.15% to 2.05%	2,525,054	10.27 to 9.93	25,733,805	3.46%	12.90% to	11.99%
2003	1.15% to 2.05%	1,367,723	9.01 to 8.87	12,325,139	13.80%	96.36% to	94.23%
2002	1.15% to 1.60%	367,836	4.57 to 4.63	1,699,948	0.00%	-70.20% to	-69.82%

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value		Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Rydex Variable Trust Portfolios – Dynamic S&P 500 Fund
2006	1.15% to 2.15%	1,441,771	$13.76 to	13.04	$19,561,762	0.94%	22.28% to	21.11%
2005	1.15% to 2.05%	1,050,169	11.25 to	10.82	11,666,957	0.10%	2.20% to	1.32%
2004	1.15% to 2.05%	1,221,310	11.01 to	10.67	13,274,965	0.00%	15.55% to	14.64%
2003	1.15% to 2.05%	2,532,632	9.53 to	9.31	24,009,533	0.00%	53.16% to	51.61%
2002	1.15% to 1.60%	240,214	6.14 to	6.22	1,489,970	0.00%	-47.18% to	-46.63%

Rydex Variable Trust Portfolios – Dynamic Strengthening Dollar Fund
2006	1.15% to 2.05%	22,945	9.09 to	8.98	207,608	1.60%	-11.65% to	-12.47%
2005	1.15% to 2.05%	21,223	10.29 to	10.26	218,176	0.91%	2.87% to	2.65%	(a) (b)

Rydex Variable Trust Portfolios – Dynamic Weakening Dollar Fund
2006	1.15% to 2.05%	408,120	11.21 to	11.09	4,563,472	6.30%	15.38% to	14.37%
2005	1.15% to 2.00%	47,007	9.72 to	9.70	456,636	0.37%	-2.80% to	-3.00%	(a) (b)

Rydex Variable Trust Portfolios – Electronics Fund
2006	1.15% to 2.40%	241,200	9.75 to	9.11	2,293,531	0.00%	1.31% to	0.07%
2005	1.15% to 2.40%	623,214	9.63 to	9.11	5,874,067	0.00%	2.68% to	1.33%
2004	1.15% to 2.40%	703,576	9.37 to	8.99	6,534,146	0.00%	-22.88% to	-23.84%
2003	1.15% to 2.40%	1,114,654	12.16 to	11.80	13,425,457	0.00%	67.87% to	65.57%
2002	1.15% to 1.60%	35,621	7.16 to	7.24	257,310	0.00%	-49.30% to	-48.81%

Rydex Variable Trust Portfolios – Energy Fund
2006	1.15% to 2.40%	1,497,573	21.24 to	19.93	31,118,572	0.00%	10.64% to	9.34%
2005	1.15% to 2.40%	1,965,737	19.20 to	18.23	37,034,830	0.02%	36.95% to	35.41%
2004	1.15% to 2.40%	2,467,542	14.02 to	13.46	34,037,274	0.01%	30.75% to	29.25%
2003	1.15% to 2.40%	1,407,669	10.72 to	10.42	14,938,467	0.00%	21.60% to	20.05%
2002	1.15% to 1.60%	158,402	8.72 to	8.82	1,394,943	0.00%	-15.31% to	-14.50%

Rydex Variable Trust Portfolios – Energy Services Fund
2006	1.15% to 2.40%	762,447	25.11 to	23.58	18,870,570	0.00%	9.71% to	8.45%
2005	1.15% to 2.40%	1,742,365	22.89 to	21.75	39,235,726	0.00%	46.60% to	44.95%
2004	1.15% to 2.40%	578,680	15.61 to	15.00	8,944,842	0.00%	32.20% to	30.65%
2003	1.15% to 2.05%	285,215	11.81 to	11.58	3,352,149	0.00%	7.17% to	6.16%
2002	1.15% to 1.60%	76,321	10.90 to	11.05	838,973	0.00%	-13.83% to	-13.09%

Rydex Variable Trust Portfolios – Europe Advantage Fund
2006	1.15% to 2.40%	2,192,359	17.12 to	16.04	36,864,640	2.12%	28.02% to	26.51%
2005	1.15% to 2.40%	1,207,475	13.37 to	12.68	15,928,613	0.25%	5.14% to	3.88%
2004	1.15% to 2.40%	1,888,067	12.72 to	12.20	23,728,720	17.67%	14.82% to	13.49%
2003	1.15% to 2.40%	1,241,111	11.08 to	10.75	13,657,286	25.55%	41.43% to	39.58%
2002	1.15% to 1.55%	228,764	7.76 to	7.83	1,783,989	0.03%	-29.69% to	-29.18%

Rydex Variable Trust Portfolios – Financial Services Fund
2006	1.15% to 2.40%	2,399,247	15.30 to	14.33	35,797,623	1.28%	15.39% to	14.00%
2005	1.15% to 2.40%	1,940,222	13.26 to	12.57	25,144,304	0.58%	2.19% to	0.94%
2004	1.15% to 2.40%	2,215,554	12.97 to	12.46	28,208,416	0.21%	15.77% to	14.41%
2003	1.15% to 2.40%	666,736	11.20 to	10.89	7,386,468	0.11%	27.44% to	25.82%
2002	1.15% to 1.55%	59,788	8.71 to	8.79	524,297	0.00%	-16.68% to	-16.08%

Rydex Variable Trust Portfolios – Government Long Bond Advantage Fund
2006	1.15% to 2.40%	2,477,009	12.09 to	11.32	29,166,507	3.73%	-4.26% to	-5.49%
2005	1.15% to 2.35%	2,933,150	12.63 to	12.00	36,425,360	3.04%	6.45% to	5.21%
2004	1.15% to 2.35%	1,812,323	11.86 to	11.41	21,283,468	3.65%	7.12% to	5.82%
2003	1.15% to 2.35%	1,181,842	11.07 to	10.78	12,990,386	2.96%	-2.21% to	-3.35%
2002	1.15% to 1.60%	1,033,379	11.20 to	11.32	11,662,664	6.41%	16.18% to	17.23%

Rydex Variable Trust Portfolios – Health Care Fund
2006	1.15% to 2.40%	2,061,198	11.72 to	10.97	23,616,249	0.00%	3.91% to	2.63%
2005	1.15% to 2.40%	2,579,881	11.28 to	10.69	28,504,790	0.00%	9.38% to	8.03%
2004	1.15% to 2.40%	1,787,784	10.31 to	9.89	18,134,006	0.00%	5.00% to	3.74%
2003	1.15% to 2.40%	1,154,231	9.82 to	9.53	11,198,164	0.00%	28.28% to	26.66%
2002	1.15% to 1.60%	131,266	7.56 to	7.65	1,001,779	0.00%	-22.98% to	-22.21%

Rydex Variable Trust Portfolios – Hedged Equity Fund
2006	1.15% to 2.35%	756,277	10.79 to	10.65	8,121,721	1.98%	6.96% to	5.69%
2005	1.15% to 2.00%	134,664	10.08 to	10.08	1,357,333	0.19%	0.84% to	0.77%	(a) (b)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*		Units	Unit Fair Value		Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Rydex Variable Trust Portfolios – Internet Fund
2006	1.15% to	2.40%	309,872	$15.44 to	14.46	$4,724,502	0.00%	8.44% to	7.12%
2005	1.15% to	2.40%	945,879	14.24 to	13.50	13,226,384	0.00%	-2.51% to	-3.73%
2004	1.15% to	2.40%	1,965,133	14.60 to	14.02	28,174,640	0.00%	14.54% to	13.23%
2003	1.15% to	2.40%	1,384,802	12.75 to	12.38	17,462,819	0.00%	62.50% to	60.47%
2002	1.15% to	1.55%	43,471	7.77 to	7.84	340,198	0.00%	-44.45% to	-43.99%

Rydex Variable Trust Portfolios – Inverse Dynamic Dow Fund
2006	1.15% to	2.05%	681,290	6.83 to	6.66	4,624,437	1.86%	-22.67% to	-23.42%
2005	1.15% to	2.00%	369,228	8.83 to	8.70	3,246,389	1.46%	0.46% to	-0.44%
2004	1.15% to	2.00%	213,395	8.79 to	8.74	1,871,704	0.00%	-12.14% to	-12.64%	(a) (b)

Rydex Variable Trust Portfolios – Inverse Government Long Bond Fund
2006	1.15% to	2.05%	928,746	8.71 to	8.42	8,028,340	2.24%	6.87% to	5.93%
2005	1.15% to	2.05%	1,169,228	8.15 to	7.95	9,458,742	0.00%	-6.33% to	-7.22%
2004	1.15% to	2.05%	1,762,008	8.70 to	8.57	15,246,795	0.00%	-11.69% to	-12.52%
2003	1.15% to	2.05%	1,091,091	9.85 to	9.79	10,726,393	0.00%	-1.48% to	-2.08%	(a) (b)

Rydex Variable Trust Portfolios – Inverse Mid Cap Fund
2006	1.15% to	2.00%	449,003	7.54 to	7.36	3,370,439	2.37%	-4.93% to	-5.78%
2005	1.15% to	1.85%	244,801	7.93 to	7.84	1,935,247	1.97%	-9.21% to	-9.92%
2004	1.15% to	2.05%	88,589	8.74 to	8.69	771,961	0.00%	-12.61% to	-13.14%	(a) (b)

Rydex Variable Trust Portfolios – Inverse OTC Fund
2006	1.15% to	2.05%	2,522,905	4.82 to	4.58	11,962,337	5.47%	-2.53% to	-3.43%
2005	1.15% to	2.05%	1,394,598	4.94 to	4.74	6,804,691	0.00%	0.11% to	-0.83%
2004	1.15% to	2.05%	1,528,468	4.94 to	4.78	7,445,853	0.00%	-12.85% to	-13.75%
2003	1.15% to	2.05%	1,101,548	5.67 to	5.54	6,187,096	2.02%	-38.09% to	-38.73%
2002	1.15% to	1.60%	752,772	9.04 to	9.15	6,858,467	2.03%	31.06% to	32.31%

Rydex Variable Trust Portfolios – Inverse Russell 2000 Fund
2006	1.15% to	2.00%	801,628	7.09 to	6.92	5,653,817	3.48%	-12.96% to	-13.76%
2005	1.15% to	2.00%	453,503	8.14 to	8.02	3,681,128	2.22%	-4.16% to	-5.04%
2004	1.15% to	2.00%	106,063	8.50 to	8.45	898,747	0.00%	-15.01% to	-15.50%	(a) (b)

Rydex Variable Trust Portfolios – Inverse S&P 500 Fund
2006	1.15% to	2.05%	1,349,133	6.56 to	6.24	8,734,403	8.27%	-8.56% to	-9.41%
2005	1.15% to	2.05%	1,247,352	7.17 to	6.89	8,843,219	0.00%	-1.91% to	-2.83%
2004	1.15% to	2.35%	1,403,512	7.31 to	7.02	10,139,870	0.00%	-11.24% to	-12.41%
2003	1.15% to	2.35%	562,511	8.24 to	8.01	4,600,851	0.00%	-24.53% to	-25.46%
2002	1.15% to	1.60%	733,397	10.79 to	10.91	7,968,126	0.82%	19.17% to	20.24%

Rydex Variable Trust Portfolios – Japan Advantage Fund
2006	1.15% to	2.35%	1,190,504	13.07 to	12.27	15,318,670	2.11%	3.93% to	2.77%
2005	1.15% to	2.40%	2,199,730	12.58 to	11.91	27,314,609	0.00%	18.97% to	17.49%
2004	1.15% to	2.05%	743,806	10.57 to	10.26	7,780,211	0.00%	9.06% to	8.18%
2003	1.15% to	2.05%	458,873	9.69 to	9.48	4,412,984	0.00%	36.04% to	34.73%
2002	1.15% to	1.35%	357,322	7.06 to	7.13	2,531,515	0.00%	-17.78% to	-17.16%

Rydex Variable Trust Portfolios – Large Cap Growth Fund
2006	1.15% to	2.35%	967,675	10.85 to	10.50	10,397,766	0.00%	4.19% to	2.95%
2005	1.15% to	2.00%	1,081,956	10.41 to	10.26	11,172,943	0.09%	0.61% to	-0.24%
2004	1.15% to	2.00%	633,174	10.35 to	10.29	6,542,448	1.00%	3.47% to	2.88%	(a) (b)

Rydex Variable Trust Portfolios – Large Cap Value Fund
2006	1.15% to	2.40%	3,100,903	13.37 to	12.94	41,102,720	0.69%	16.31% to	14.90%
2005	1.15% to	2.00%	1,013,947	11.50 to	11.34	11,605,054	0.67%	2.99% to	2.16%
2004	1.15% to	1.85%	420,376	11.16 to	11.11	4,685,275	0.77%	11.63% to	11.12%	(a) (b)

Rydex Variable Trust Portfolios – Leisure Fund
2006	1.15% to	2.40%	1,336,727	18.46 to	17.31	24,067,868	0.00%	22.05% to	20.55%
2005	1.15% to	2.40%	688,928	15.12 to	14.36	10,157,585	0.00%	-5.96% to	-7.10%
2004	1.15% to	2.40%	2,018,829	16.08 to	15.45	31,917,768	0.00%	22.44% to	21.02%
2003	1.15% to	2.40%	801,265	13.13 to	12.77	10,392,637	0.00%	33.34% to	31.62%
2002	1.15% to	1.60%	56,410	9.74 to	9.85	553,680	0.00%	-16.47% to	-15.74%

Rydex Variable Trust Portfolios – Mid Cap Advantage Fund
2006	1.15% to	2.40%	915,949	20.65 to	19.37	18,630,982	0.22%	9.20% to	7.88%
2005	1.15% to	2.40%	1,832,079	18.91 to	17.96	34,165,571	0.00%	12.76% to	11.43%
2004	1.15% to	2.40%	1,074,402	16.77 to	16.12	17,808,586	0.00%	20.74% to	19.36%
2003	1.15% to	2.40%	983,334	13.89 to	13.50	13,556,655	0.00%	50.68% to	48.73%
2002	1.15% to	1.60%	237,934	9.12 to	9.22	2,186,704	0.00%	-25.97% to	-25.31%
(Continued)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value		Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Rydex Variable Trust Portfolios – Mid Cap Growth Fund
2006	1.15% to 2.15%	465,988	$12.10 to	11.79	$5,600,019	0.00%	1.94% to	0.95%
2005	1.15% to 2.05%	2,175,794	11.87 to	11.69	25,716,327	0.00%	10.19% to	9.24%
2004	1.15% to 2.05%	566,096	10.77 to	10.70	6,084,013	0.00%	7.69% to	7.05%	(a	) (b)

Rydex Variable Trust Portfolios – Mid Cap Value Fund
2006	1.15% to 2.40%	751,110	14.17 to	13.71	10,532,616	1.16%	15.73% to	14.33%
2005	1.15% to 2.05%	434,593	12.24 to	12.07	5,300,196	0.55%	7.08% to	6.17%
2004	1.15% to 2.00%	733,363	11.43 to	11.37	8,375,196	0.02%	14.32% to	13.69%	(a	) (b)

Rydex Variable Trust Portfolios – Multi Cap Core Equity Fund
2006	1.15% to 2.35%	448,474	11.31 to	11.17	5,045,584	0.08%	13.05% to	11.72%
2005	1.15% to 1.80%	35,674	10.01 to	10.00	356,874	0.00%	0.06% to	0.01%	(a	) (b)

Rydex Variable Trust Portfolios – Nova Fund
2006	1.15% to 2.35%	4,124,172	13.51 to	12.68	54,628,828	0.79%	17.91% to	16.53%
2005	1.15% to 2.35%	5,496,441	11.46 to	10.88	61,916,595	0.30%	2.77% to	1.57%
2004	1.15% to 2.35%	4,376,840	11.15 to	10.71	48,297,744	0.05%	13.30% to	12.04%
2003	1.15% to 2.20%	2,518,202	9.84 to	9.59	24,637,798	0.00%	37.59% to	36.04%
2002	1.15% to 1.60%	540,045	7.07 to	7.15	3,846,631	5.87%	-37.09% to	- 36.47%

Rydex Variable Trust Portfolios – OTC Fund
2006	1.15% to 2.20%	841,434	13.25 to	12.54	10,952,350	0.00%	4.56% to	3.48%
2005	1.15% to 2.05%	1,260,934	12.67 to	12.20	15,717,447	0.00%	-0.05% to	-0.93%
2004	1.15% to 2.40%	4,291,035	12.68 to	12.17	53,776,428	0.00%	8.09% to	6.80%
2003	1.15% to 2.05%	833,609	11.73 to	11.49	9,709,977	0.00%	43.75% to	42.42%
2002	1.15% to 1.60%	248,795	8.07 to	8.16	2,022,792	0.00%	-40.14% to	-39.56%

Rydex Variable Trust Portfolios – Precious Metals Fund
2006	1.15% to 2.40%	1,192,909	23.04 to	21.62	27,089,138	0.00%	20.04% to	18.68%
2005	1.15% to 2.40%	1,824,984	19.19 to	18.21	34,432,953	0.00%	19.50% to	17.96%
2004	1.15% to 2.40%	1,135,796	16.06 to	15.44	17,973,169	0.00%	-15.20% to	-16.22%
2003	1.15% to 2.40%	828,775	18.94 to	18.43	15,566,822	0.00%	39.28% to	37.61%
2002	1.15% to 1.60%	518,500	13.45 to	13.60	7,029,828	0.00%	42.73% to	43.91%

Rydex Variable Trust Portfolios – Real Estate Fund
2006	1.15% to 2.40%	2,113,674	23.10 to	21.68	47,814,239	2.17%	29.23% to	27.70%
2005	1.15% to 2.40%	941,969	17.88 to	16.98	16,519,261	1.76%	5.92% to	4.67%
2004	1.15% to 2.05%	638,192	16.88 to	16.41	10,696,859	0.83%	28.05% to	27.02%
2003	1.15% to 1.85%	158,221	13.18 to	12.98	2,074,868	3.65%	28.81% to	27.94%
2002	1.15% to 1.60%	105,366	10.12 to	10.23	1,075,217	2.86%	-3.12% to	-2.25%

Rydex Variable Trust Portfolios – Retailing Fund
2006	1.15% to 2.40%	1,189,006	15.08 to	14.13	17,395,420	0.00%	8.81% to	7.47%
2005	1.15% to 2.40%	842,111	13.86 to	13.15	11,373,723	0.00%	4.27% to	3.00%
2004	1.15% to 2.40%	1,119,057	13.29 to	12.76	14,599,245	0.00%	8.79% to	7.50%
2003	1.15% to 2.40%	557,769	12.22 to	11.87	6,728,717	0.00%	33.71% to	32.01%
2002	1.15% to 1.60%	20,170	9.04 to	9.14	183,299	0.00%	-23.50% to	-22.81%

Rydex Variable Trust Portfolios – Russell 2000 Advantage Fund
2006	1.15% to 2.20%	2,130,166	20.01 to	18.96	42,198,456	0.38%	19.46% to	18.28%
2005	1.15% to 2.05%	1,371,869	16.75 to	16.13	22,760,014	1.59%	2.72% to	1.85%
2004	1.15% to 2.35%	4,543,149	16.30 to	15.68	73,517,463	0.00%	23.76% to	22.42%
2003	1.15% to 2.40%	5,186,476	13.17 to	12.79	67,947,607	9.37%	62.39% to	60.23%
2002	1.15% to 1.60%	1,252,515	8.02 to	8.11	10,145,460	0.00%	-36.77% to	-36.19%

Rydex Variable Trust Portfolios – Sector Rotation Fund
2006	1.15% to 2.35%	2,251,981	13.39 to	12.66	29,607,719	0.00%	10.11% to	8.84%
2005	1.15% to 2.05%	1,587,662	12.16 to	11.77	19,107,058	0.00%	12.41% to	11.45%
2004	1.15% to 2.05%	753,136	10.82 to	10.56	8,100,165	0.00%	9.44% to	8.52%
2003	1.15% to 2.05%	989,549	9.89 to	9.73	9,733,379	0.00%	28.41% to	27.20%
2002	1.15% to 1.60%	412,002	7.65 to	7.70	3,167,162	0.00%	-23.51% to	-23.00%	(a	) (b)

Rydex Variable Trust Portfolios – Small Cap Growth Fund
2006	1.15% to 2.35%	488,949	12.85 to	12.45	6,242,443	0.00%	6.50% to	5.24%
2005	1.15% to 2.05%	666,066	12.07 to	11.89	8,006,859	0.00%	4.98% to	4.09%
2004	1.15% to 2.05%	915,334	11.49 to	11.43	10,503,385	0.00%	14.93% to	14.25%	(a	) (b)

Rydex Variable Trust Portfolios – Small Cap Value Fund
2006	1.15% to 2.35%	926,833	14.14 to	13.71	13,008,771	0.47%	17.84% to	16.48%
2005	1.15% to 2.00%	737,733	12.00 to	11.84	8,816,352	0.00%	2.45% to	1.63%
2004	1.15% to 2.00%	1,503,275	11.71 to	11.65	17,579,309	0.08%	17.13% to	16.49%	(a	) (b)

NATIONWIDE VARIABLE ACCOUNT-4 (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value		Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Rydex Variable Trust Portfolios – Technology Fund
2006	1.15% to 2.40%	1,010,681	$13.66 to	12.79	$13,549,456	0.00%	4.68% to	3.39%
2005	1.15% to 2.40%	900,201	13.05 to	12.37	11,528,619	0.00%	1.93% to	0.65%
2004	1.15% to 2.40%	932,471	12.80 to	12.29	11,788,174	0.00%	-0.01% to	-1.20%
2003	1.15% to 2.40%	1,124,632	12.81 to	12.44	14,246,545	0.00%	59.47% to	57.46%
2002	1.15% to 1.60%	125,977	7.96 to	8.03	1,009,366	0.00%	-40.28% to	-39.81%

Rydex Variable Trust Portfolios – Telecommunications Fund
2006	1.15% to 2.40%	1,823,489	10.64 to	9.95	18,869,371	1.33%	18.14% to	16.72%
2005	1.15% to 2.40%	1,531,964	9.01 to	8.52	13,459,014	0.00%	0.00% to	-1.25%
2004	1.15% to 2.40%	2,551,837	9.01 to	8.63	22,542,299	0.00%	11.38% to	10.08%
2003	1.15% to 2.40%	1,109,456	8.09 to	7.84	8,870,526	0.00%	32.14% to	30.47%
2002	1.15% to 1.60%	146,026	6.04 to	6.12	891,274	0.00%	-40.98% to	-40.28%

Rydex Variable Trust Portfolios – Transportation Fund
2006	1.15% to 2.40%	1,086,893	17.35 to	16.27	18,351,689	0.00%	6.15% to	4.90%
2005	1.15% to 2.40%	1,307,594	16.35 to	15.51	20,916,580	0.00%	7.24% to	5.95%
2004	1.15% to 2.40%	2,259,235	15.24 to	14.64	33,857,618	0.00%	21.58% to	20.12%
2003	1.15% to 2.40%	336,896	12.54 to	12.19	4,171,916	0.00%	19.13% to	17.60%
2002	1.15% to 1.60%	37,312	10.44 to	10.53	391,786	0.00%	-13.28% to	-12.70%

Rydex Variable Trust Portfolios – Utilities Fund
2006	1.15% to 2.40%	3,166,003	11.65 to	10.90	36,117,198	2.76%	19.58% to	18.12%
2005	1.15% to 2.40%	1,986,172	9.74 to	9.23	18,972,070	1.32%	9.30% to	8.00%
2004	1.15% to 2.40%	935,617	8.92 to	8.54	8,266,553	1.64%	15.96% to	14.58%
2003	1.15% to 2.40%	1,290,262	7.69 to	7.46	9,829,647	2.41%	23.96% to	22.33%
2002	1.15% to 1.60%	361,021	6.14 to	6.20	2,235,278	0.02%	-34.18% to	-33.60%

2006 Reserves for annuity contracts in payout phase:					1,830,048

2006 Contract owners’ equity					$1,233,770,495

2005 Reserves for annuity contracts in payout phase:					470,636

2005 Contract owners’ equity					$1,092,585,927

2004 Reserves for annuity contracts in payout phase:					167,427

2004 Contract owners’ equity					$979,135,633

2003 Reserves for annuity contracts in payout phase:					75,047

2003 Contract owners’ equity					$578,495,135

2002 Reserves for annuity contracts in payout phase:					74,923

2002 Contract owners’ equity					$198,848,699

*
This represents the range of annual contract expense rates of the variable account for the period indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owner accounts through the redemption of units.

**
This represents the dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. The ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions to the contractholder accounts either through reductions in unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

***
This represents the range of minimum and maximum total returns for the period indicated, including changes in the value of the underlying mutual fund, which reflects the reduction of unit value for expenses assessed. It does not include any expenses assessed through the redemption of units, the inclusion of which would result in a reduction of the total return presented.

(a) & (b)
Denote the minimum and maximum of the total return ranges, respectively, for underlying mutual fund options that were added during the reporting period. These returns were not annualized. Minimum and maximum ranges are not shown for underlying mutual fund options for which a single contract expense rate (product option) is representative of all units issued and outstanding at period end. Such options that were added during the reporting period are designated using both symbols.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life Insurance Company:

We have audited the consolidated financial statements of Nationwide Life Insurance Company and subsidiaries (the Company) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, in 2004.

/s/ KPMG LLP
Columbus, Ohio March 1, 2007

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Income

(in millions)

	Years ended December 31,
	2006	2005	2004
Revenues:
Policy charges	$1,132.6	$1,055.1	$1,025.2
Traditional life insurance and immediate annuity premiums	308.3	260.0	270.4
Net investment income	2,058.5	2,105.2	2,000.5
Net realized gains (losses) on investments, hedging instruments and hedged items	7.1	10.6	(36.4)
Other income	0.2	2.2	9.8

Total revenues	3,506.7	3,433.1	3,269.5

Benefits and expenses:
Interest credited to policyholder account values	1,330.1	1,331.0	1,277.2
Life insurance and annuity benefits	450.3	377.5	369.2
Policyholder dividends on participating policies	25.6	33.1	36.2
Amortization of deferred policy acquisition costs	450.3	466.3	410.1
Interest expense on debt, primarily with Nationwide Financial Services, Inc. (NFS)	65.5	66.3	59.8
Other operating expenses	531.8	538.8	582.0

Total benefits and expenses	2,853.6	2,813.0	2,734.5

Income from continuing operations before federal income tax expense	653.1	620.1	535.0
Federal income tax expense	30.6	95.6	120.0

Income from continuing operations	622.5	524.5	415.0
Cumulative effect of adoption of accounting principle, net of taxes	—	—	(3.3)

Net income	$622.5	$524.5	$411.7

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Balance Sheets

(in millions, except per share amounts)

	December 31,
	2006	2005
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (cost $25,197.2 in 2006; $26,658.9 in 2005)	$25,275.4	$27,198.1
Equity securities (cost $28.5 in 2006; $35.1 in 2005)	34.4	42.1
Mortgage loans on real estate, net	8,202.2	8,458.9
Real estate, net	54.8	84.9
Policy loans	639.2	604.7
Other long-term investments	598.9	641.5
Short-term investments, including amounts managed by a related party	1,722.0	1,596.6

Total investments	36,526.9	38,626.8

Cash	0.5	0.9
Accrued investment income	323.6	344.0
Deferred policy acquisition costs	3,758.0	3,597.9
Other assets	2,001.5	1,699.1
Assets held in separate accounts	67,351.9	62,689.8

Total assets	$109,962.4	$106,958.5

Liabilities and Shareholder’s Equity
Liabilities:
Future policy benefits and claims	$34,409.4	$35,941.1
Short-term debt	75.2	242.3
Long-term debt, payable to NFS	700.0	700.0
Other liabilities	2,988.1	3,130.1
Liabilities related to separate accounts	67,351.9	62,689.8

Total liabilities	105,524.6	102,703.3

Shareholder’s equity:
Common stock, $1 par value; authorized - 5.0 shares; issued and outstanding - 3.8 shares	3.8	3.8
Additional paid-in capital	274.4	274.4
Retained earnings	4,130.9	3,883.4
Accumulated other comprehensive income	28.7	93.6

Total shareholder’s equity	4,437.8	4,255.2

Total liabilities and shareholder’s equity	$109,962.4	$106,958.5

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Shareholder’s Equity

(in millions)

	Capital shares	Additional paid-in capital	Retained earnings	Accumlated other comprehensive income	Total shareholder’s equity
Balance as of December 31, 2003	$3.8	$271.3	$3,257.2	$467.3	$3,999.6

Comprehensive income:
Net income	—	—	411.7	—	411.7
Other comprehensive loss, net of taxes	—	—	—	(73.5)	(73.5)

Total comprehensive income					338.2

Capital contributed by NFS	—	3.1	—	—	3.1
Dividends to NFS	—	—	(125.0)	—	(125.0)

Balance as of December 31, 2004	3.8	274.4	3,543.9	393.8	4,215.9

Comprehensive income:
Net income	—	—	524.5	—	524.5
Other comprehensive loss, net of taxes	—	—	—	(300.2)	(300.2)

Total comprehensive income					224.3

Dividends to NFS	—	—	(185.0)	—	(185.0)

Balance as of December 31, 2005	3.8	274.4	3,883.4	93.6	4,255.2

Comprehensive income:
Net income	—	—	622.5	—	622.5
Other comprehensive loss, net of taxes	—	—	—	(64.9)	(64.9)

Total comprehensive income					557.6

Dividends to NFS	—	—	(375.0)	—	(375.0)

Balance as of December 31, 2006	$3.8	$274.4	$4,130.9	$28.7	$4,437.8

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Cash Flows

(in millions)

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$622.5	$524.5	$411.7
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses on investments, hedging instruments and hedged items	(7.1)	(10.6)	36.4
Interest credited to policyholder account values	1,330.1	1,331.0	1,277.2
Capitalization of deferred policy acquisition costs	(569.6)	(460.5)	(496.4)
Amortization of deferred policy acquisition costs	450.3	466.3	410.1
Amortization and depreciation	46.6	65.6	73.0
(Increase) decrease in other assets	(298.0)	591.0	(303.5)
Increase (decrease) in policy and other liabilities	225.7	(511.1)	324.4
Other, net	0.1	(114.9)	1.5

Net cash provided by operating activities	1,800.6	1,881.3	1,734.4

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	5,128.6	4,198.5	3,099.4
Proceeds from sale of securities available-for-sale	2,267.3	2,619.7	2,485.5
Proceeds from repayments or sales of mortgage loans on real estate	2,430.8	2,854.6	1,920.9
Cost of securities available-for-sale acquired	(5,658.9)	(6,924.1)	(6,291.4)
Cost of mortgage loans on real estate originated or acquired	(2,180.4)	(2,524.9)	(2,169.9)
Net (increase) decrease in short-term investments	(125.4)	56.9	205.9
Collateral (paid) received - securities lending, net	(332.6)	36.6	89.4
Other, net	52.1	121.6	(357.2)

Net cash provided by (used in) investing activities	1,581.5	438.9	(1,017.4)

Cash flows from financing activities:
Net (decrease) increase in short-term debt	(167.1)	27.3	15.2
Capital contributed by NFS	—	—	3.1
Cash dividends paid to NFS	(375.0)	(185.0)	(125.0)
Investment and universal life insurance product deposits	3,400.8	2,845.4	3,561.6
Investment and universal life insurance product withdrawals	(6,241.2)	(5,022.5)	(4,156.5)

Net cash used in financing activities	(3,382.5)	(2,334.8)	(701.6)

Net (decrease) increase in cash	(0.4)	(14.6)	15.4
Cash, beginning of period	0.9	15.5	0.1

Cash, end of period	$0.5	$0.9	$15.5

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(1)	Nature of Operations
Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio stock legal reserve life insurance company. The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by Nationwide Financial Services, Inc. (NFS), a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

Wholly-owned subsidiaries of NLIC as of December 31, 2006 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC). NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. NISC is a registered broker/dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.). The Company develops and sells a diverse range of products including individual annuities, private and public sector group retirement plans, other investment products sold to institutions, life insurance and advisory services. The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker/dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), Nationwide Financial Network (NFN) producers and TBG Insurance Services Corporation d/b/a TBG Financial (TBG Financial) through its joint venture with MC Insurance Agency Services, LLC d/b/a Mullin Consulting. The Company also distributes products through the NMIC agency distribution force.

As of December 31, 2006 and 2005, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition (DAC) for investment and universal life insurance products; impairment losses on investments; valuation allowances for mortgage loans on real estate; the liability for future policy benefits and claims; and federal income tax provision. Although some variability is inherent in these estimates, the recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

(a) Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. Minority interest expense is included in other operating expenses in the consolidated statements of income, and minority interest is included in other liabilities on the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(b) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income taxes reported as a separate component of accumulated other comprehensive income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

The fair value of fixed maturity and marketable equity securities is generally obtained from independent pricing services based on market quotations. For fixed maturity securities not priced by independent services (generally private placement securities and securities that do not trade regularly), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. Additionally, for valuing certain fixed maturity securities with complex cash flows such as certain mortgage-backed and asset-backed securities, a “structured product model” is used. The structured product model uses third party pricing tools. For securities for which quoted market prices are not available and for which the Company’s structured product model is not suitable for estimating fair values, fair values are determined using other modeling techniques, primarily a commercial software application utilized in valuing complex securitized investments with variable cash flows. As of December 31, 2006, 71% of the fair values of fixed maturity securities were obtained from independent pricing services, 20% from the Company’s pricing matrices and 9% from other sources compared to 72%, 20% and 8%, respectively, in 2005.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

Under the Company’s accounting policy for equity securities and debt securities that can be contractually prepaid or otherwise settled in a way that may limit the Company’s ability to fully recover cost, an impairment is deemed to be other-than-temporary unless the Company has both the ability and intent to hold the investment until the security’s forecasted recovery and evidence exists indicating that recovery will occur in a reasonable period of time. Also, for such debt securities management estimates cash flows over the life of purchased beneficial interests in securitized financial assets. If management estimates that the fair value of its beneficial interest is not greater than or equal to its carrying value based on current information and events, and if there has been an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the purchased beneficial interest to fair value.

For other debt securities, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is no longer probable that the Company will recover all amounts due under the contractual terms of the security. Many criteria are considered during this process including, but not limited to, the current fair value as compared to cost or amortized cost, as appropriate, of the security; the amount and length of time a security’s fair value has been below cost or amortized cost; specific credit issues and financial prospects related to the issuer; management’s intent to hold or dispose of the security; and current economic conditions.

Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest-method without anticipating the impact of prepayments.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an unallocated allowance for probable losses inherent in the loan portfolio as of the balance sheet date, but not yet specifically identified by loan. Changes in the valuation allowance are recorded in net realized gains and losses on investments, hedging instruments and hedged items. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

The valuation allowance account for mortgage loans on real estate is maintained at a level believed adequate by management and reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2006, the Company had a diversified portfolio with no more than 25.5% of the mortgage loan portfolio in any geographic region of the U.S. and no more than 2.6% with any one borrower, compared to 23.8% and 1.6%, respectively, as of December 31, 2005. As of December 31, 2006 and 2005, 33.4% and 32.0% of the carrying value of the Company’s commercial mortgage loan portfolio financed retail properties, respectively.

Real estate to be held and used is carried at cost less accumulated depreciation. Real estate designated as held for disposal is not depreciated and is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Impairment losses are recorded on investments in long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowance and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in realized gains and losses on investments, hedging instruments and hedged items.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(c) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in realized gains and losses on investments, hedging instruments and hedged items.

The Company may enter into “receive fixed/pay variable” interest rate swaps to hedge existing variable rate assets or to hedge cash flows from the anticipated purchase of investments. These derivative instruments are identified as cash flow hedges and are carried at fair value with the offset recorded in AOCI to the extent the hedging relationship is effective. The ineffective portion of the hedging relationship is recorded in realized gains and losses on investments, hedging instruments and hedged items. Gains and losses on derivative instruments that are initially recorded in AOCI are reclassified out of AOCI and recognized in earnings over the same period(s) that the hedged item affects earnings.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder account values consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as realized gains and losses on investments, hedging instruments and hedged items, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap may not be effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(d) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policy account values and benefits and claims incurred in the period in excess of related policy account values.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e) Deferred Policy Acquisition Costs for Investment and Universal Life Insurance Products

The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business. Investment products primarily consist of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, COLI and other interest-sensitive life insurance policies. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, DAC is being amortized with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administration fees, surrender charges, and net realized gains and losses less policy benefits and policy maintenance expenses. The DAC asset related to investment products and universal life insurance products is adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

The most significant assumptions that are involved in the estimation of future gross profits include future net separate account performance, surrender/lapse rates, interest margins and mortality. The Company’s long-term assumption for net separate account performance is currently 8% growth per year. If actual net separate account performance varies from the 8% assumption, the Company assumes different performance levels over the next three years such that the mean return equals the long-term assumption. This process is referred to as a reversion to the mean. The assumed net separate account return assumptions used in the DAC models are intended to reflect what is anticipated. However, based on historical returns of the Standard & Poor’s (S&P) 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits returns to 0-15% during the three-year reversion period.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

Changes in assumptions can have a significant impact on the amount of DAC reported for investment products and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

Management evaluates the appropriateness of the individual variable annuity DAC balance within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period of time, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during this period of time, assumptions are required to be unlocked and DAC is recalculated using revised best estimate assumptions. If DAC assumptions were unlocked and revised, the Company would continue to use the reversion to the mean process.

For other investment and universal life insurance products, DAC is adjusted each quarter to reflect revised best estimate assumptions, including the use of a reversion to the mean methodology over the next three years as it relates to net separate account performance. Any resulting DAC true-up and unlocking adjustments are reflected currently in the consolidated statements of income.

(f) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds, which have been segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value based primarily on market quotations of the underlying securities. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to guaranteed contracts, which are riders to existing variable annuity contracts.

(g) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The Company’s liability for funding agreements to an unrelated third party trust equals the balance that accrues to the benefit of the contractholder, including interest credited. The funding agreements constitute insurance obligations and are considered annuity contracts under Ohio insurance laws.

The liability for future policy benefits and claims for traditional life insurance policies was calculated by the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(h) Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 8% in 2006 (10% in 2005 and 11% in 2004) of the Company’s life insurance in force, 50% of the number of life insurance policies in force in 2006 (52% in 2005 and 55% in 2004) and 5% of life insurance statutory premiums in 2006 (5% in 2005 and 7% in 2004). The provision for policyholder dividends was based on then current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

(i) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of income. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves quarterly based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(j) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported in the consolidated balance sheets on a gross basis, separately from the related balances of the Company.

(k) Reclassification

Certain items in the 2005 and 2004 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(3)	Recently Issued Accounting Standards
In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statements No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company currently is evaluating the impact of adopting SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. If in the last quarter of the preceding fiscal year an employer enters into a transaction that results in a settlement or experiences an event that causes a curtailment of the plan, the related gain or loss pursuant to Statement 88 or 106 is required to be recognized in earnings that quarter. The adoption of SFAS 158 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. SFAS 157 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. A registrant applying the new guidance for the first time that identifies material errors in existence at the beginning of the first fiscal year ending after November 15, 2006, may correct those errors through a one-time cumulative effect adjustment to beginning-of-year retained earnings. The cumulative effect alternative is available only if the application of the new guidance results in a conclusion that a material error exists as of the beginning of the first fiscal year ending after November 15, 2006, and those misstatements were determined to be immaterial based on a proper application of the registrant’s previous method for quantifying misstatements. Because of the beginning-of-year recognition of the cumulative effect adjustment, misstatements occurring in the year of adoption cannot be included in that adjustment. SAB 108 requires the following disclosures if a cumulative effect adjustment is recorded: the nature and amount of each individual error included in the cumulative effect adjustment; when and how each error arose; and the fact that the errors had previously been considered immaterial. The cumulative effect adjustment is available only for prior-year uncorrected misstatements. The adjustment should not include amounts related to changes in accounting estimates. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company plans to adopt FIN 48 effective January 1, 2007. FIN 48 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156).SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Company plans to adopt SFAS 156 effective January 1, 2007. SFAS 156 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company elected to early adopt SFAS 155 as of January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company will adopt SOP 05-1 effective January 1, 2007. Although the Company is currently unable to quantify the impact of adoption, SOP 05-1 is not expected to have a material impact on the Company’s financial position and/or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 has not had any impact on the Company’s financial position or results of operations since adoption.

In July 2003, the AICPA issued Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1) to address many topics. The most significant topic affecting the Company was the accounting for contracts with guaranteed minimum death benefits (GMDB). SOP 03-1 requires companies to evaluate the significance of a GMDB to determine whether a contract should be accounted for as an investment or insurance contract. For contracts determined to be insurance contracts, companies are required to establish a reserve to recognize a portion of the assessment (revenue) that compensates the insurance company for benefits to be provided in future periods. The Company adopted SOP 03-1 effective January 1, 2004, which resulted in a $3.3 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the components of cumulative effect adjustments recorded in the Company’s 2004 consolidated statements of income:

(in millions)	January 1, 2004
Increase in future policy benefits:
Ratchet interest crediting	$(12.3)
Secondary guarantees - life insurance	(2.4)
GMDB claim reserves	(1.8)
GMIB claim reserves	(1.0)

Subtotal	(17.5)
Adjustment to amortization of deferred policy acquisition costs related to above	12.4
Deferred federal income taxes	1.8

Cumulative effect of adoption of accounting principle, net of taxes	$(3.3)

(4)	Fair Value of Financial Instruments
The following disclosures summarize the carrying amount and estimated fair value of the Company’s financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements for financial instruments.

The fair value of a financial instrument is defined as the amount at which the financial instrument could be bought or sold, or in the case of liabilities incurred or settled, in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on the best information available in the circumstances. Such estimates of fair value should consider prices for similar assets or similar liabilities and the results of valuation techniques to the extent available in the circumstances. Examples of valuation techniques include the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models and fundamental analysis. Valuation techniques for measuring assets and liabilities must be consistent with the objective of measuring fair value and should incorporate assumptions that market participants would use in their estimates of values, future revenues and future expenses, including assumptions about interest rates, default, prepayment and volatility.

Many of the Company’s assets and liabilities subject to these disclosure requirements are not actively traded, requiring fair values to be estimated by management using matrix pricing, present value or other suitable valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

Although insurance contracts are specifically exempted from the disclosure requirements (other than those that are classified as investment contracts), the Company’s estimate of the fair values of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

The tax ramifications of the related unrealized gains and losses can have a significant effect on the estimates of fair value and have not been considered in arriving at such estimates.

In estimating its fair value disclosures, the Company used the following methods and assumptions:

Fixed maturity and equity securities available-for-sale: See Note 2(b).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective interest rate.

Policy loans, short-term investments and cash: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

Separate account assets and liabilities: The fair values of assets held in separate accounts are based on quoted market prices of the underlying securities. The fair values of liabilities related to separate accounts are the amounts payable on demand, net of certain surrender charges.

Investment contracts: The fair values of the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Policy reserves on life insurance contracts: Included are disclosures for individual life insurance, COLI, BOLI, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company’s limited payment policies for which the Company has used discounted cash flow analyses to estimate fair value, similar to those used for investment contracts with known maturities.

Short-term debt, collateral received – securities lending and collateral received – derivatives: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

Long-term debt, payable to NFS: The fair values for long-term debt are based on estimated market prices.

Commitments to extend credit: Commitments to extend credit have nominal fair values because of the short-term nature of such commitments.

Interest rate and cross-currency interest rate swaps:The fair values for interest rate and cross-currency interest rate swaps are calculated with pricing models using current rate assumptions.

Interest rate futures contracts: The fair values for futures contracts are based on quoted market prices.

Other derivatives: The fair values for other derivatives are based on credit event probabilities, equity option index levels and broker valuations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts as of December 31:

	2006		2005
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities	$25,275.4	$25,275.4	$27,198.1	$27,198.1
Equity securities	34.4	34.4	42.1	42.1
Mortgage loans on real estate, net	8,202.2	8,060.7	8,458.9	8,503.0
Policy loans	639.2	639.2	604.7	604.7
Short-term investments	1,722.0	1,722.0	1,596.6	1,596.6
Cash	0.5	0.5	0.9	0.9
Assets held in separate accounts	67,351.9	67,351.9	62,689.8	62,689.8

Liabilities
Investment contracts	(27,124.7)	(25,455.2)	(28,698.1)	(26,607.2)
Policy reserves on life insurance contracts	(7,284.7)	(7,120.4)	(7,243.0)	(7,173.1)
Short-term debt	(75.2)	(75.2)	(242.3)	(242.3)
Long-term debt, payable to NFS	(700.0)	(809.3)	(700.0)	(822.8)
Collateral received – securities lending and derivatives	(986.1)	(986.1)	(1,359.1)	(1,359.1)
Liabilities related to separate accounts	(67,351.9)	(66,149.8)	(62,689.8)	(61,483.5)

Derivative financial instruments
Interest rate swaps hedging assets	4.2	4.2	3.3	3.3
Cross-currency interest rate swaps	66.1	66.1	178.5	178.5
Interest rate futures contracts	(2.4)	(2.4)	1.6	1.6
Other derivatives	128.2	128.2	41.1	41.1

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate this risk, the Company enters into various types of derivative instruments to minimize this mismatch, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then match the variable rate paid on the liability.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

As a result of entering into commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to the loans being funded. In an effort to manage this risk, the Company enters into short U.S. Treasury futures during the commitment period. With short U.S. Treasury futures, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

The Company periodically purchases variable rate investments (i.e., commercial mortgage loans and corporate bonds). As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps.

In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then match the fixed rate paid on the liability.

The Company manages interest rate risk at the segment level. Different segments may simultaneously hedge interest rate risks associated with owning fixed and variable rate investments considering the risk relevant to a particular segment.

Foreign Currency Risk Management

In conjunction with the Company’s medium-term note (MTN) program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in fair value of the liabilities due to changes in foreign currency exchange rates and related interest rates. In an effort to manage these risks, the Company enters into cross-currency interest rate swaps to convert these liabilities to a U.S. dollar rate.

The Company is exposed to changes in fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in the foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of the fixed rate foreign denominated asset.

For a variable rate foreign liability, the cross-currency interest rate swap is structured to receive a variable rate, in the foreign currency, and pay a variable U.S. dollar rate, generally 3-month U.S. LIBOR. As both sides of the cross-currency interest rate swap are variable, the derivative instrument is a basis swap. While the receive-side terms of the cross-currency interest rate swap will line up with the terms of the liability, the Company is not able to match the pay-side terms of the derivative to a specific asset. Therefore, these derivative instruments do not receive hedge accounting treatment.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in the foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of the separate account assets are a significant source of revenue to the Company. As of December 31, 2006, approximately 82% of separate account assets were invested in equity mutual funds (approximately 83% as of December 31, 2005). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate the amortization of DAC.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The Company’s long-term assumption for net separate account returns is 8% annual growth. If equity markets were unchanged throughout a given year, the Company estimates that its net earnings per diluted share, calculated using current weighted average diluted shares outstanding, would be approximately $0.05 to $0.10 less than had the Company’s long-term assumption for net separate account returns been realized. This analysis assumes no other factors change and that an unlocking of DAC assumptions would not be required. However, as it does each quarter, the Company would evaluate its DAC balance and underlying assumptions to determine whether unlocking is appropriate. The Company can provide no assurance that the experience of flat equity market returns would not result in changes to other factors affecting profitability, including the possibility of unlocking of DAC assumptions.

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on the premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company has implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the GMDB obligation up to a return of the contractholder’s premium payments. However, the first 10% of GMDB claims are not hedged. Currently the program shorts S&P 500 Index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic evaluation of the GMDB obligation is not consistent with current accounting treatment of the GMDB obligation. Therefore, the hedging activity is likely to lead to earnings volatility. This volatility was negligible in 2006. As of December 31, 2006 and 2005, the net amount at risk was $562.4 million and $1.08 billion before reinsurance, respectively, and $119.0 million and $178.4 million net of reinsurance, respectively. As of December 31, 2006 and 2005, the Company’s reserve for GMDB claims was $29.3 million and $26.9 million, respectively. See Note 3 to the audited consolidated financial statements included in the F pages of this report for discussion of the impact of adopting a new accounting principle regarding GMDB reserves in 2004.

The Company also offers certain variable annuity products with a guaranteed minimum accumulation benefit (GMAB) rider. A GMAB provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified period of time (5, 7 or 10 years) selected by the contractholder at the time of issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified period of time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including asset allocation requirements, which serve to reduce the Company’s potential exposure to underlying fund performance risks. Specifically, the GMAB terms limit asset allocation by (1) requiring partial allocation of assets to a guaranteed term option (a fixed rate investment option) and excluding certain funds that are highly volatile or difficult to hedge or (2) requiring all assets be allocated to one of the approved asset allocation funds or models defined by the Company. A GMAB represents an embedded derivative in the variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivative is carried at fair value and reported in other future policy benefits and claims. The Company initially records an offset to the fair value of the embedded derivative on the balance sheet, which is amortized through the income statement over the term of the GMAB period of the contract. Subsequent changes in the fair value of the embedded derivative are recognized in earnings. The fair value of the GMAB embedded derivative is calculated based on actuarial assumptions related to the projected benefit cash flows incorporating numerous assumptions including, but not limited to, expectations of contractholder persistency, market returns, correlations of market returns and market return volatility.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The Company began selling contracts with the GMAB feature on May 1, 2003. Beginning October 1, 2003, the Company launched an enhanced version of the rider that offered increased equity exposure to the contractholder in return for a higher charge. The Company simultaneously began economically hedging the GMAB exposure for those risks that exceed a level it considered acceptable. The GMAB economic hedge consists of shorting interest rate futures and S&P 500 Index futures contracts and does not qualify for hedge accounting under current guidance. Quarterly, the Company purchases S&P 500 Index put options and over-the-counter basket put options, which are constructed in order to minimize the tracking error of the hedge and the GMAB liability. See Note 2(c) to the audited consolidated financial statements included in the F pages of this report for discussion of economic hedges. The objective of the GMAB economic hedge strategy is to manage the exposures with risk beyond a level considered acceptable to the Company. The Company is exposed to equity market risk related to the GMAB feature should the growth in the underlying investments, including any GTO investment, fail to reach the guaranteed return level. The GMAB embedded derivative is likely to create volatility in earnings; however, the economic hedging program provides substantial mitigation of this exposure. This volatility was negligible in 2006 and 2005. As of December 31, 2006 and 2005, the balance of the GMAB embedded derivative was $116.3 million and $67.9 million, respectively. The increase in the balance of the GMAB embedded derivative was driven by the value of new business sold during 2006.

Beginning in March 2005, the Company began offering a hybrid GMAB/guaranteed lifetime withdrawal benefit (GLWB) through its Capital Preservation Plus Lifetime Income (CPPLI) contract rider. This living benefit combines a GMAB feature in its first 5-10 years with a lifetime withdrawal benefit which begins upon the maturity of the GMAB and extends for the duration of the insured’s life. In the event that the insured’s contract value is exhausted through such withdrawals, the Company will continue to fund future withdrawals at a pre-defined level until the insured’s death. In some cases, the contract owner has the right to drop the GLWB portion of this rider or periodically reset the guaranteed withdrawal basis to a higher level. This benefit requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy as previously described above.

In March 2006, the Company added Lifetime Income (L.INC), a stand-alone GLWB, to compliment CPPLI in its product offerings. This rider is very similar to the hybrid benefit discussed above. L.INC provides for enhanced retirement income security via guaranteed accumulation rates and withdrawal rates that increase with age without the liquidity loss associated with annuitization. The lifetime withdrawal feature also is being economically hedged. Currently, the Company is using S&P 500 Index and U.S. Treasury futures to hedge exposure to declining equity and interest rate markets, respectively. Similar to GMDBs, the Company’s economic valuation of the lifetime income obligation is not consistent with the accounting treatment of the obligation. Therefore, hedging activity is likely to create volatility in earnings; however, the economic hedging program provides substantial mitigation of this exposure. This volatility was negligible in 2006.

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will line up with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability. Therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection does not qualify for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2006, 2005 and 2004, a net gain of $2.9 million, a net gain of $4.1 million and a net loss of $11.3 million, respectively, were recognized in net realized gains and losses on investments, hedging instruments and hedged items. This represents the ineffective portion of the fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

Cash Flow Hedges

For the years ended December 31, 2006, 2005 and 2004, the ineffective portion of cash flow hedges was a net loss of $1.5 million, a net gain of $3.1 million and a net gain of $1.0 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

The Company anticipates reclassifying less than $0.8 million in net losses out of AOCI over the next 12-month period.

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less.

During 2006, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized gains and losses on investments, hedging instruments and hedged items for the years ended December 31, 2006, 2005 and 2004 included a net loss of $0.5 million, a net loss of $9.1 million and a net gain of $8.1 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. In addition, the Individual Investments segment included a loss of $11.4 million and a gain of $5.1 million for the years ended December 31, 2006 and 2005, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. For the years ended December 31, 2006, 2005 and 2004, net losses of $10.6 million, $80.7 million and $5.9 million, respectively, were recorded in net realized gains and losses on investments, hedging instruments and hedged items reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. Additional net gains of $14.1 million, $78.3 million and $5.9 million were recorded in net realized gains and losses on investments, hedging instruments and hedged items to reflect the change in spot rates of these foreign currency denominated obligations during the years ended December 31, 2006, 2005 and 2004, respectively.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2006	2005
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$1,930.5	$2,040.1
Pay variable/receive fixed rate swaps hedging investments	60.4	79.2
Pay variable/receive fixed rate swaps hedging liabilities	—	550.0
Pay variable/receive variable rate swaps hedging liabilities	—	30.0
Pay fixed/receive variable rate swaps hedging liabilities	1,048.8	170.0
Other contracts hedging investments	—	10.0
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	452.9	439.8
Hedging foreign currency denominated liabilities	1,137.1	1,312.4
Credit default swaps and other non-hedging instruments	478.6	555.3
Equity option contracts	1,640.7	774.4
Interest rate futures contracts	214.2	120.5

Total	$6,963.2	$6,081.7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2006:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$123.7	$11.4	$1.4	$133.7
Agencies not backed by the full faith and credit of the U. S. Government	559.4	46.2	2.2	603.4
Obligations of states and political subdivisions	266.0	0.7	7.2	259.5
Debt securities issued by foreign governments	34.9	1.7	0.1	36.5
Corporate securities
Public	8,602.0	168.8	109.9	8,660.9
Private	6,015.4	128.8	71.4	6,072.8
Mortgage-backed securities – U.S. Government-backed	6,089.1	21.3	112.8	5,997.6
Asset-backed securities	3,506.7	43.3	39.0	3,511.0

Total fixed maturity securities	25,197.2	422.2	344.0	25,275.4
Equity securities	28.5	6.2	0.3	34.4

Total securities available-for-sale	$25,225.7	$428.4	$344.3	$25,309.8

December 31, 2005:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$163.8	$14.3	$0.6	$177.5
Agencies not backed by the full faith and credit of the U. S. Government	849.7	61.2	6.2	904.7
Obligations of states and political subdivisions	300.3	2.4	3.8	298.9
Debt securities issued by foreign governments	41.4	2.7	0.1	44.0
Corporate securities
Public	9,520.0	233.7	106.2	9,647.5
Private	6,572.2	195.3	65.3	6,702.2
Mortgage-backed securities – U.S. Government-backed	6,048.3	18.1	107.6	5,958.8
Asset-backed securities	3,463.2	42.6	41.3	3,464.5

Total fixed maturity securities	26,958.9	570.3	331.1	27,198.1
Equity securities	35.1	7.0	—	42.1

Total securities available-for-sale	$26,994.0	$577.3	$331.1	$27,240.2

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2006. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$1,476.3	$1,488.2
Due after one year through five years	6,350.0	6,406.7
Due after five years through ten years	4,697.0	4,722.5
Due after ten years	3,078.1	3,149.4

Subtotal	15,601.4	15,766.8
Mortgage-backed securities – U.S. Government-backed	6,089.1	5,997.6
Asset-backed securities	3,506.7	3,511.0

Total	$25,197.2	$25,275.4

The following table presents the components of net unrealized gains on securities available-for-sale as of December 31:

(in millions)	2006	2005
Net unrealized gains, before adjustments and taxes	$84.1	$246.2
Adjustment to DAC	83.3	42.4
Adjustment to future policy benefits and claims	(83.1)	(104.6)
Deferred federal income taxes	(29.5)	(64.4)

Net unrealized gains	$54.8	$119.6

The following table presents an analysis of the net decrease in net unrealized gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2006	2005	2004
Fixed maturity securities	$(161.0)	$(704.1)	$(153.3)
Equity securities	(1.1)	(3.4)	(1.2)

Net change	$(162.1)	$(707.5)	$(154.5)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes by time the gross unrealized losses on securities available-for-sale in an unrealized loss position as of the dates indicated:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2006:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$49.8	$0.8	$17.7	$0.6	$67.5	$1.4
Agencies not backed by the full faith and credit of the U.S. Government	31.7	0.1	120.3	2.1	152.0	2.2
Obligations of states and political subdivisions	82.4	1.0	156.3	6.2	238.7	7.2
Debt securities issued by foreign governments	12.8	0.1	—	—	12.8	0.1
Corporate securities
Public	2,445.0	24.3	2,964.6	85.6	5,409.6	109.9
Private	1,162.7	13.5	1,872.3	57.9	3,035.0	71.4
Mortgage-backed securities – U.S. Government-backed	767.8	6.4	3,809.5	106.4	4,577.3	112.8
Asset-backed securities	539.2	4.2	1,336.6	34.8	1,875.8	39.0

Total fixed maturity securities	5,091.4	50.4	10,277.3	293.6	15,368.7	344.0
Equity securities	0.1	—	3.4	0.3	3.5	0.3

Total	$5,091.5	$50.4	$10,280.7	$293.9	$15,372.2	$344.3

% of gross unrealized losses		15%		85%

December 31, 2005:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$25.1	$0.5	$3.7	$0.1	$28.8	$0.6
Agencies not backed by the full faith and credit of the U.S. Government	297.0	4.9	42.2	1.3	339.2	6.2
Obligations of states and political subdivisions	150.7	3.0	29.7	0.8	180.4	3.8
Debt securities issued by foreign governments	7.4	0.1	—	—	7.4	0.1
Corporate securities
Public	3,210.4	63.2	1,088.2	43.0	4,298.6	106.2
Private	1,690.3	39.1	672.6	26.2	2,362.9	65.3
Mortgage-backed securities – U.S. Government-backed	4,062.8	88.6	632.6	19.0	4,695.4	107.6
Asset-backed securities	1,420.7	26.1	432.5	15.2	1,853.2	41.3

Total fixed maturity securities	10,864.4	225.5	2,901.5	105.6	13,765.9	331.1
Equity securities	3.9	—	—	—	3.9	—

Total	$10,868.3	$225.5	$2,901.5	$105.6	$13,769.8	$331.1

% of gross unrealized losses		68%		32%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

Increases in unrealized losses more than one year are primarily due to changes in the interest rate environment. Those securities are not considered other-than-temporarily impaired because the decline in market value is attributed to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until recovery.

Proceeds from the sale of securities available-for-sale during 2006, 2005 and 2004 were $2.27 billion, $2.62 billion and $2.49 billion, respectively. During 2006, gross gains of $61.6 million ($71.9 million and $61.5 million in 2005 and 2004, respectively) and gross losses of $64.1 million ($22.6 million and $8.7 million in 2005 and 2004, respectively) were realized on those sales.

The Company had $5.1 million and $22.2 million of real estate investments as of December 31, 2006 and 2005, respectively, that were non-income producing during the preceding twelve months.

Real estate held for use is presented at cost less accumulated depreciation of $16.7 million as of December 31, 2006 ($21.5 million as of December 31, 2005). The carrying value of real estate held for sale totaled $42.1 million and $2.5 million as of December 31, 2006 and 2005, respectively.

The recorded investment of mortgage loans on real estate considered to be impaired was $17.5 million as of December 31, 2006 ($29.7 million as of December 31, 2005), for which the related valuation allowance was $12.3 million ($7.1 million as of December 31, 2005). Impaired mortgage loans with no valuation allowance are a result of collateral dependent loans where the fair value of the collateral is estimated to be greater than the recorded investment of the loan. During 2006, the average recorded investment in impaired mortgage loans on real estate was $3.5 million ($7.4 million in 2005). Interest income on those loans, which is recognized on a cash basis, totaled $1.9 million in 2006 ($2.1 million in 2005).

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2006	2005	2004
Allowance, beginning of period	$31.1	$33.3	$29.1
Net additions (reductions) to allowance	3.2	(2.2)	4.2

Allowance, end of period	$34.3	$31.1	$33.3

The following table summarizes net realized gains (losses) on investments, hedging instruments and hedged items from continuing operations by source for the years ended December 31:

(in millions)	2006	2005	2004
Total realized gains on sales, net of hedging losses	$88.8	$75.6	$65.0
Total realized losses on sales, net of hedging gains	(64.8)	(22.9)	(12.7)
Total other-than-temporary and other investment impairments	(17.1)	(36.8)	(90.6)
Credit default swaps	(1.1)	(7.5)	0.3
Periodic net coupon settlements on non-qualifying derivatives	1.9	1.1	6.6
Other derivatives	(0.6)	1.1	(5.0)

Net realized gains (losses) on investments, hedging instruments and hedged items	$7.1	$10.6	$(36.4)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)	2006	2005	2004
Securities available-for-sale:
Fixed maturity securities	$1,419.2	$1,466.2	$1,461.9
Equity securities	2.6	2.4	1.2
Mortgage loans on real estate	535.4	577.3	577.4
Real estate	17.0	16.6	17.9
Short-term investments	47.3	18.8	8.9
Derivatives	(1.9)	(31.0)	(94.3)
Other	105.8	112.2	78.4

Gross investment income	2,125.4	2,162.5	2,051.4
Less investment expenses	66.9	57.3	50.9

Net investment income	$2,058.5	$2,105.2	$2,000.5

Fixed maturity securities with an amortized cost of $8.1 million and $16.4 million as of December 31, 2006 and 2005, respectively, were on deposit with various regulatory agencies as required by law.

As of December 31, 2006, the Company had not pledged any fixed maturity securities as collateral to various derivative counterparties compared to $8.5 million as of December 31, 2005.

As of December 31, 2006 and 2005, the Company had received $802.3 million and $1.10 billion, respectively, of cash collateral on securities lending and $171.0 million and $203.3 million, respectively, of cash for derivative collateral. As of December 31, 2006 and 2005, the Company had not received any non-cash collateral on securities. Both the cash and non-cash collateral amounts are included in short-term investments with a corresponding liability recorded in other liabilities. As of December 31, 2006 and 2005, the Company had loaned securities with a fair value of $778.6 million and $1.07 billion, respectively. The Company also held $12.8 million and $53.2 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2006 and 2005, respectively.

(7)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides four primary guarantee types under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; (3) guaranteed minimum income benefits (GMIB); and (4) a hybrid guarantee with GMAB and GLWB.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered six primary GMDB types:

•
Return of premium– provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums.” There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset– provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet– provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup– provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•	Combo– provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

•
Earnings enhancement– provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB, offered in the Company’s Capital Preservation Plus (CPP) contract rider, is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified period of time (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified period of time, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet– provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup– provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

•	Combo– provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.
See Note 5 for a complete description of the Company’s hybrid GMAB/GLWB offered through its CPPLI contract rider. All GMAB contracts with the hybrid GMAB/GLWB rider are included with GMAB contracts in the following tables.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2006			2005
(in millions)	Account value	Net amount at risk[1]	Wtd. avg. attained age	Account value	Net amount at risk[1]	Wtd. avg. attained age
GMDB:
Return of premium	$9,231.4	$17.1	60	$9,260.6	$32.5	60
Reset	17,587.0	24.2	63	16,932.1	58.7	63
Ratchet	13,481.0	16.0	66	11,020.6	28.9	65
Rollup	538.4	5.7	70	592.1	8.4	69
Combo	2,588.7	14.9	68	2,530.6	22.3	68

Subtotal	43,426.5	77.9	65	40,336.0	150.8	64
Earnings enhancement	477.8	41.1	61	418.5	27.6	61

Total - GMDB	$43,904.3	$119.0	65	$40,754.5	$178.4	63

GMAB[2]:
5 Year	$2,131.1	$0.1	N/A	$1,041.8	$0.5	N/A
7 Year	1,865.7	0.1	N/A	1,103.5	0.2	N/A
10 Year	784.0	—	N/A	595.5	0.1	N/A

Total - GMAB	$4,780.8	$0.2	N/A	$2,740.8	$0.8	N/A

GMIB[3]:
Ratchet	$450.6	$—	N/A	$444.7	$—	N/A
Rollup	1,187.1	—	N/A	1,189.3	—	N/A
Combo	0.5	—	N/A	0.5	—	N/A

Total - GMIB	$1,638.2	$—	N/A	$1,634.5	$—	N/A

GLWB:
Lifetime Income (L.INC)	$993.8	$—	N/A	$—	$—	N/A

Total - GLWB	$993.8	$—	N/A	$—	$—	N/A

[1]
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance, with the earliest annuitizations beginning in 2006.

[2]	GMAB contracts with the hybrid GMAB/GLWB rider had account values of $2.95 billion and $939.1 million as of December 31, 2006 and 2005, respectively.

[3]	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table is a rollforward of the liabilities for guarantees on variable annuity contracts reflected in the Company’s general account for the years indicated:

(in millions)	GMDB	GMAB	GMIB	GLWB	Total
Balance as of December 31, 2004	$23.6	$20.6	$0.8	$—	$45.0
Expense provision	32.8	—	0.4	—	33.2
Net claims paid	(29.5)	—	—	—	(29.5)
Value of new business sold	—	53.4	—	—	53.4
Change in fair value	—	(6.1)	—	—	(6.1)

Balance as of December 31, 2005	26.9	67.9	1.2	—	96.0
Expense provision	32.5	—	—	0.3	32.8
Net claims paid	(30.1)	—	—	—	(30.1)
Value of new business sold	—	95.2	—	—	95.2
Change in fair value	—	(46.8)	—	—	(46.8)

Balance as of December 31, 2006	$29.3	$116.3	$1.2	$0.3	$147.1

The following table summarizes account balances of contracts with guarantees that were invested in separate accounts as of December 31:

(in millions)	2006	2005
Mutual funds:
Bond	$4,467.3	$3,857.3
Domestic equity	29,808.4	28,011.3
International equity	3,420.5	2,161.4

Total mutual funds	37,696.2	34,030.0
Money market funds	1,414.4	1,350.4

Total	$39,110.6	$35,380.4

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

In accordance with SOP 03-01, GLWB claim reserves for the L.INC rider are determined each period by estimating the expected value of withdrawal benefits in excess of the projected account balance and recognizing such potential additional liabilities of the Company as a benefit reserve expense ratably over the accumulation period. The Company periodically evaluates estimates used and adjusts the additional liability balance as appropriate, with a related charge or credit to life insurance and annuity benefits in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2006 and 2005:

•	Data used was based on a combination of historical numbers and future projections involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – 8.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	4.00%	5.00%	6.00%	7.00%	8.00%	9.50%	10.00%	11.00%	14.00%	14.00%
Maximum	4.00%	5.00%	6.00%	7.00%	35.00%	35.00%	23.00%	35.00%	35.00%	23.00%
GMABs and hybrid GMABs/GLWBs are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings, and therefore, excluded from the SOP 03-1 policy benefits.

(8)	Short-Term Debt
The following table summarizes short-term debt as of December 31:

(in millions)	2006	2005
$800.0 million commercial paper program	$—	$134.7
$350.0 million securities lending program facility	75.2	75.0
$250.0 million securities lending program facility	—	32.6

Total short-term debt	$75.2	$242.3

The Company has available as a source of funds a $1.00 billion revolving variable rate credit facility entered into by NFS, NLIC and NMIC with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company maintain consolidated tangible net worth, as defined, in excess of $2.60 billion and that NLIC maintain statutory surplus, as defined, in excess of $1.67 billion. As of December 31, 2006, the Company and NLIC were in compliance with all covenants. The Company had no amounts outstanding under this agreement as of December 31, 2006 and 2005. NLIC also has an $800.0 million commercial paper program and is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had no commercial paper outstanding at December 31, 2006 and $134.7 million outstanding at December 31, 2005 at a weighted average effective interest rate of 4.22%.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR. NLIC had $75.2 million and $75.0 million outstanding under this agreement as of December 31, 2006 and 2005, respectively. As of December 31, 2006, the Company had not provided any guarantees on such borrowings, either directly or indirectly.

The Company paid interest on short-term debt totaling $11.7 million, $11.5 million and $3.6 million in 2006, 2005 and 2004, respectively.

(9)	Long-Term Debt
The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)	2006	2005
8.15% surplus note, due June 27, 2032	$300.0	$300.0
7.50% surplus note, due December 17, 2031	300.0	300.0
6.75% surplus note, due December 23, 2033	100.0	100.0

Total long-term debt	$700.0	$700.0

The Company made interest payments to NFS on surplus notes totaling $53.7 million, $53.7 million and $50.7 million in 2006, 2005 and 2004, respectively. Payments of interest and principal under the notes require the prior approval of the Ohio Department of Insurance (ODI).

(10)	Federal Income Taxes
Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, the ultimate majority shareholder of NFS. Effective October 1, 2002, Nationwide Corporation’s ownership in NFS decreased from 79.8% to 63.0%. Therefore, NFS and its subsidiaries, including the Company, no longer qualify to be included in the NMIC consolidated federal income tax return. The members of the NMIC consolidated federal income tax return group participated in a tax sharing arrangement, which provided, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

Under Internal Revenue Code (IRC) regulations, NFS and its subsidiaries cannot file a life/non-life consolidated federal income tax return until five full years following NFS’ departure from the NMIC consolidated federal income tax return group. Therefore, NFS and its direct non-life insurance company subsidiaries will file a consolidated federal income tax return; NLIC and NLAIC will file a consolidated federal income tax return; and the direct non-life insurance companies under NLIC will file separate federal income tax returns, until 2008, when NFS will become eligible to file a single life/non-life consolidated federal income tax return with all of its subsidiaries.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31:

(in millions)	2006	2005
Deferred tax assets:
Future policy benefits	$607.8	$630.5
Other	138.6	185.9

Gross deferred tax assets	746.4	816.4
Less valuation allowance	(7.0)	(7.0)

Deferred tax assets, net of valuation allowance	739.4	809.4

Deferred tax liabilities:
Deferred policy acquisition costs	1,022.2	970.5
Other	173.9	237.1

Gross deferred tax liabilities	1,196.1	1,207.6

Net deferred tax liability	$456.7	$398.2

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2006, 2005 and 2004.

The Company’s current federal income tax (asset) liability was $(12.6) million and $53.8 million as of December 31, 2006 and 2005, respectively.

Through June 2006, the Company’s federal income tax returns for tax years 2000-2002 were under IRS examination pursuant to a routine audit. In accordance with its regular practice, management established tax reserves representing its best estimate of additional amounts the Company could be required to pay if certain positions it had taken were challenged and ultimately denied by the IRS with respect to these tax years. These reserves are reviewed regularly and are adjusted as events occur that management believes impacts the Company’s liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. A significant component of the Company’s tax reserve as of December 31, 2005 was related to the separate account dividends received deduction (DRD).

In July 2006, the Company reached substantial agreement with the IRS on all open issues for tax years 2000-2002, including issues related to the DRD. Accordingly, the Company revised its estimate of amounts that may be due in connection with certain tax positions, including the DRD, for all open tax years. As a result of the revised estimate, $110.9 million of tax reserves were released into earnings during the quarter ended June 30, 2006.

During the third quarter of 2006, the Company recorded $7.8 million of net federal income tax expense adjustments primarily related to differences between the 2005 estimated tax liability and the amounts reported on the Company’s 2005 tax returns.

During the third quarter of 2005, the Company refined its separate account DRD estimation process. As a result, the Company identified and recorded additional federal income tax benefits and recoverables in the amount of $42.6 million related to all tax years (2000 – 2005) that were open at that time. In addition, the Company recorded $5.6 million of net benefit adjustments primarily related to differences between the 2004 estimated tax liability and the amounts reported on the Company’s 2004 tax returns.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes federal income tax expense attributable to income from continuing operations for the years ended December 31:

(in millions)	2006	2005	2004
Current	$(61.8)	$90.6	$181.5
Deferred	92.4	5.0	(61.5)

Federal income tax expense	$30.6	$95.6	$120.0

Total federal income tax expense differs from the amount computed by applying the U.S. federal income tax rate to income from continuing operations before federal income taxes as follows for the years ended December 31:

	2006		2005		2004
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed (expected) tax expense	$228.6	35.0	$217.0	35.0	$187.2	35.0
Tax exempt interest and DRD	(67.5)	(10.3)	(107.5)	(17.3)	(47.2)	(8.8)
Reserve release	(110.9)	(17.0)	—	—	—	—
Other, net	(19.6)	(3.0)	(13.9)	(2.3)	(20.0)	(3.8)

Total	$30.6	4.7	$95.6	15.4	$120.0	22.4

The Jobs Creation Act of 2004 suspends policyholder surplus accounts (PSA) during 2005 and 2006 and provides that direct and indirect distributions from the PSA during any taxable year beginning after 2004 and before 2007 be treated as zero. Because NLIC had the ability and intent to distribute this PSA balance to its shareholder during the noted period, the potential tax liability was eliminated as of December 31, 2004. The Jobs Creation Act of 2004 had no other significant impact on the Company’s tax position.

Total federal income taxes (refunded) paid were $(4.3) million, $182.2 million and $142.3 million during the years ended December 31, 2006, 2005 and 2004, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(11)	Shareholders’ Equity, Regulatory Risk-Based Capital and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

Dividend Restrictions

State insurance laws generally restrict the ability of insurance companies to pay cash dividends and make other payments in excess of certain prescribed limitations without prior approval. The Company is limited in the amount of shareholder dividends it may pay without prior approval by the ODI. The statutory capital and surplus of NLIC as of December 31, 2006 and 2005 was $2.68 billion and $2.60 billion, respectively. The statutory net income of NLIC for the years ended December 31, 2006, 2005 and 2004 was $537.5 million, $462.5 million and $317.7 million, respectively. As of January 1, 2007, based on statutory financial results as of and for the year ended December 31, 2006, NLIC could pay dividends totaling $162.5 million without obtaining prior approval. As of March 1, 2007, NLIC will be able to pay dividends to NFS totaling $232.5 million upon providing prior notice to the ODI. On February 21, 2007, NLIC declared an ordinary dividend of $232.5 million and an extraordinary dividend of $242.5 million, both payable to NFS in March 2007. NLIC will provide notice to the ODI of the ordinary dividend and seek prior approval from the ODI of the extraordinary dividend before paying these dividends to NFS.

In addition, the payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC’s participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

Comprehensive Income

The Company’s comprehensive income includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit (expense), for the years ended December 31:

(in millions)	2006	2005	2004
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(171.3)	$(687.2)	$(182.0)
Net adjustment to deferred policy acquisition costs	40.9	187.0	99.1
Net adjustment to future policy benefits and claims	21.5	17.0	(11.0)
Related federal income tax benefit	38.1	169.1	33.3

Net unrealized losses	(70.8)	(314.1)	(60.6)

Reclassification adjustment for net realized losses (gains) on securities available-for-sale realized during the period:
Net unrealized losses (gains)	9.2	(20.3)	27.5
Related federal income tax (benefit) expense	(3.2)	7.1	(9.6)

Net reclassification adjustment	6.0	(13.2)	17.9

Other comprehensive loss on securities available-for-sale	(64.8)	(327.3)	(42.7)

Accumulated net holding (losses) gains on cash flow hedges:
Unrealized holding (losses) gains	(0.2)	41.7	(47.4)
Related federal income tax benefit (expense)	0.1	(14.6)	16.6

Other comprehensive (loss) income on cash flow hedges	(0.1)	27.1	(30.8)

Total other comprehensive loss	$(64.9)	$(300.2)	$(73.5)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2006, 2005 and 2004.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(12)	Employee Benefit Plans
Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by NMIC. This plan covers all employees of participating companies who have completed at least one year of service. Plan contributions are invested in a group annuity contract issued by NLIC. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company’s portion of expense relating to these plans was $19.9 million, $16.6 million and $13.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans sponsored by NMIC for qualifying retirees. Postretirement life and health care benefits are contributory. The level of contribution required by a qualified retiree depends on the retiree’s years of service and date of hire. In general, postretirement benefits are available to full-time employees who are credited with 120 months of retiree life and health service. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company’s portion of the per-participant cost of the postretirement health care benefits. The Company’s policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts issued by NLIC. The Company’s portion of expense relating to these plans was immaterial for the years ended December 31, 2006, 2005 and 2004.

Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company’s expense for contributions to these plans was $6.6 million, $6.2 million and $5.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(13)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies and that are within industry guidelines and practices.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2006, 2005 and 2004, the Company made payments to NMIC and NSC totaling $261.7 million, $274.1 million and $194.6 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $5.48 billion and $6.39 billion as of December 31, 2006 and 2005, respectively. Total revenues from these contracts were $133.4 million, $136.2 million and $136.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $110.7 million, $107.3 million and $107.9 million for the years ended December 31, 2006, 2005 and 2004, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties who are similarly situated.

The Company leases office space from NMIC. For the years ended December 31, 2006, 2005 and 2004, the Company made lease payments to NMIC of $19.3 million, $18.7 million and $18.4 million, respectively.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2006, 2005 and 2004 were $430.8 million, $429.5 million and $335.6 million, respectively, while benefits, claims and expenses ceded during these years were $470.4 million, $398.8 million and $336.0 million, respectively.

Funds of NWD Investment Management, Inc. (NWD), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2006 and 2005, customer allocations to NWD funds totaled $18.26 billion and $15.70 billion, respectively. For the years ended December 31, 2006, 2005 and 2004, NWD paid the Company $64.4 million, $51.6 million and $44.5 million, respectively, for the distribution and servicing of these funds.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $28.3 million, $26.5 million and $23.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2006 and 2005, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2006, 2005 and 2004, the most the Company had outstanding at any given time was $191.5 million, $55.3 million and $227.7 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $601.3 million and $390.9 million as of December 31, 2006 and 2005, respectively, and are included in short-term investments on the consolidated balance sheets.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2006, 2005 and 2004 were $58.1 million, $59.0 million and $63.1 million, respectively.

During the years ended December 31, 2006 and 2005, the Company did not purchase any fixed maturity securities available-for-sale from NFN compared to $829.9 million during 2004. NFN recorded gross realized gains of $23.4 million on such transactions during 2004.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

An affiliate of the Company is currently developing a browser-based policy administration and online brokerage software application for defined benefit plans. In connection with the development of this application, the Company made net payments, which were expensed, to that affiliate related to development totaling $6.9 million, $2.9 million and $2.6 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Historically, the Company has retained funds for certain claim and benefit payments to customers in the form of interest-bearing accounts. During the year ended December 31, 2006, this practice was discontinued. Eligible participant balances totaling $224.7 million were transferred from the Company to interest-bearing deposit accounts of Nationwide Bank, a wholly-owned subsidiary of NFS, in exchange for cash plus a premium of $0.7 million payable to NFS for the value of the relationships acquired by Nationwide Bank.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 10. Effective October 1, 2002, NLIC began filing a consolidated federal income tax return with NLAIC. Total payments (from) to NMIC were $(15.3) million, $45.0 million and $37.4 million in the years ended December 31, 2006, 2005 and 2004, respectively. These payments related to tax years prior to deconsolidation.

In 2006, 2005 and 2004, NLIC paid dividends to NFS totaling $375.0 million, $185.0 million and $125.0 million, respectively.

(14)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the National Association of Securities Dealers and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations and proceedings may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company in the future.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the Untied States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The Class Period is from January 1, 1996 until the Class Notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. NFS, NLIC and NRS intend to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the Court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The Court certified a class consisting of all residents of the United States and the Virgin Islands who, during the Class Period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the Class Period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The Class Period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. NLIC continues to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On November 29, 2006, the plaintiff filed its appellate brief with the Fourth Circuit Court of Appeals contesting the District Court’s dismissal. NLIC continues to defend this lawsuit vigorously.

On January 21, 2004, NLIC, Nationwide Life Insurance Company of America, NLAIC, NFS and Nationwide Financial Corporation (collectively referred to as the Companies) were named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, the plaintiff alleges that the Companies and/or their affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Companies. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation; (2) tortious interference with the plaintiff’s contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff’s contractual relationships with its variable policyholders; (3) civil conspiracy; and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust and costs and disbursements, including attorneys’ fees. On December 30, 2005, the Companies filed a motion for summary judgment. On June 15, 2006, the District Court granted the Companies’ motion for summary judgment on all grounds and dismissed the plaintiff’s entire case with prejudice. The plaintiff appealed the District Court’s decision to the Fifth Circuit Court of Appeals. The appeal has been fully briefed, and the Companies are awaiting a decision. The Companies continue to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NLIC and NFS, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint is currently pending before the court. NFS and NLIC continue to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

Tax Matters

The Company’s federal income tax returns are routinely audited by the IRS. Management has established tax reserves representing its best estimate of additional amounts it may be required to pay if certain tax positions it has taken are challenged and ultimately denied by the IRS. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items, additional exposure based on current calculations, identification of new issues, release of administrative guidance or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

(15)	Guarantees
Since 2001, the Company has sold $626.1 million of credit enhanced equity interests in Low-Income-Housing Tax Credit Funds (Tax Credit Funds) to unrelated third parties. The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 3.75% to 5.25% over periods ending between 2002 and 2022. As of December 31, 2006, the Company held guarantee reserves totaling $6.3 million on these transactions. These guarantees are in effect for periods of approximately 15 years each. The Tax Credit Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.36 billion. The Company does not anticipate making any payments related to these guarantees.

At the time of the sales, $5.9 million of net sale proceeds were set aside as collateral for certain properties owned by the Tax Credit Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have “stabilized.” The properties are evaluated regularly, and the collateral is released when stabilized. During 2006 and 2005, no stabilization collateral amounts were released into income. As of December 31, 2006 and 2005, $2.2 million of stabilization collateral was unrecognized and recorded as a reserve, respectively.

To the extent there are cash deficits in any specific property owned by the Tax Credit Funds, property reserves, property operating guarantees and reserves held by the Tax Credit Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the Tax Credit Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(16)	Variable Interest Entities
As of December 31, 2006 and 2005, the Company had relationships with 18 and 19 variable interest entities (VIEs), respectively, each of which the Company was the primary beneficiary. As of December 31, 2006, each VIE was a conduit that assists the Company in structured products transactions involving the sale of Tax Credit Funds to third party investors for which the Company provides guaranteed returns (see Note 15). The results of operations and financial position of these VIEs are included along with corresponding minority interest liabilities in the accompanying consolidated financial statements.

VIE net assets were $445.5 million and $440.6 million as of December 31, 2006 and December 31, 2005, respectively. The following table summarizes the components of net assets as of December 31:

(in millions)	2006	2005
Mortgage loans on real estate	$—	$31.5
Other long-term investments	432.5	478.6
Short-term investments	33.7	42.3
Other assets	37.8	41.3
Short-term debt	—	(32.6)
Other liabilities	(58.5)	(120.5)
The Company’s total loss exposure from VIEs of which the Company is the primary beneficiary was immaterial as of December 31, 2006 and 2005 (except for the impact of guarantees disclosed in Note 15).

In addition to the VIEs described above, the Company holds variable interests, in the form of limited partnerships or similar investments, in Tax Credit Funds of which the Company is not the primary beneficiary. These investments have been held by the Company for periods of 1 to 10 years and allow the Company to utilize certain tax credits and realize other tax benefits from affordable housing projects. The Company also has certain investments in other securitization transactions that qualify as VIEs, but of which the Company is not the primary beneficiary. The total exposure to loss on these VIEs was $68.9 million and $53.9 million as of December 31, 2006 and 2005, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(17)	Segment Information
Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes to exclude (1) net realized gains and losses on investments, hedging instruments and hedged items, except for periodic net coupon settlements on non-qualifying derivatives and net realized gains and losses related to securitizations and (2) the adjustment to amortization of DAC related to net realized gains and losses.

Individual Investments

The Individual Investments segment consists of individual The BEST of AMERICA® and private label deferred variable annuity products, deferred fixed annuity products, income products and advisory services. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business. The private sector primarily includes IRC Section 401(k) business, and the public sector primarily includes IRC Section 457 and Section 401(a) business, both in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes certain structured products business; the MTN program; net investment income and certain expenses not allocated to other segments; periodic net coupon settlements on non-qualifying derivatives; interest expense on debt; revenue and expenses of the Company’s non-insurance subsidiaries not reported in other segments; and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the Company’s business segment operating results for the years ended December 31:

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2006
Revenues:
Policy charges	$581.7	$160.2	$390.7	$—	$1,132.6
Traditional life insurance and immediate annuity premiums	142.5	—	165.8	—	308.3
Net investment income	739.5	636.0	328.2	354.8	2,058.5
Net realized gains on investments, hedging instruments and hedged items[1]	—	—	—	1.0	1.0
Other income	2.6	—	0.3	3.4	6.3

Total revenues	1,466.3	796.2	885.0	359.2	3,506.7

Benefits and expenses:
Interest credited to policyholder account values	501.7	440.5	179.2	208.7	1,330.1
Life insurance and annuity benefits	202.8	—	247.5	—	450.3
Policyholder dividends on participating policies	—	—	25.6	—	25.6
Amortization of DAC	352.7	37.9	69.6	(9.9)	450.3
Interest expense on debt	—	—	—	65.5	65.5
Other operating expenses	206.3	179.1	142.4	4.0	531.8

Total benefits and expenses	1,263.5	657.5	664.3	268.3	2,853.6

Income from continuing operations before federal income tax expense	202.8	138.7	220.7	90.9	$653.1

Net realized gains on investments, hedging instruments and hedged items[1]	—	—	—	(1.0)
Adjustment to amortization related to net realized gains and losses	—	—	—	(9.9)

Pre-tax operating earnings	$202.8	$138.7	$220.7	$80.0

Assets as of period end	$55,404.6	$28,817.2	$16,948.8	$8,791.8	$109,962.4

[1]	Excluding periodic net coupon settlements on non-qualifying derivatives and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2005
Revenues:
Policy charges	$532.4	$145.0	$377.7	$—	$1,055.1
Traditional life insurance and immediate annuity premiums	96.7	—	163.3	—	260.0
Net investment income	822.4	642.9	332.8	307.1	2,105.2
Net realized gains on investments, hedging instruments and hedged items[1]	—	—	—	9.5	9.5
Other income	1.3	0.2	—	1.8	3.3

Total revenues	1,452.8	788.1	873.8	318.4	3,433.1

Benefits and expenses:
Interest credited to policyholder account values	557.7	444.8	182.4	146.1	1,331.0
Life insurance and annuity benefits	149.1	—	228.4	—	377.5
Policyholder dividends on participating policies	—	—	33.1	—	33.1
Amortization of DAC	329.1	47.2	89.0	1.0	466.3
Interest expense on debt	—	—	—	66.3	66.3
Other operating expenses	193.1	181.8	148.1	15.8	538.8

Total benefits and expenses	1,229.0	673.8	681.0	229.2	2,813.0

Income from continuing operations before federal income tax expense	223.8	114.3	192.8	89.2	$620.1

Net realized gains on investments, hedging instruments and hedged items[1]	—	—	—	(9.5)
Adjustment to amortization of DAC related to net realized gains and losses	—	—	—	1.0

Pre-tax operating earnings	$223.8	$114.3	$192.8	$80.7

Assets as of period end	$52,929.2	$29,987.2	$14,728.7	$9,313.4	$106,958.5

[1]	Excluding periodic net coupon settlements on non-qualifying derivatives and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2006, 2005 and 2004

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2004
Revenues:
Policy charges	$503.6	$157.0	$364.6	$—	$1,025.2
Traditional life insurance and immediate annuity premiums	87.5	—	182.9	—	270.4
Net investment income	824.8	627.9	327.2	220.6	2,000.5
Net realized losses on investments, hedging instruments and hedged items[1]	—	—	—	(43.0)	(43.0)
Other income	0.6	—	—	15.8	16.4

Total revenues	1,416.5	784.9	874.7	193.4	3,269.5

Benefits and expenses:
Interest credited to policyholder account values	573.5	435.5	181.5	86.7	1,277.2
Life insurance and annuity benefits	136.9	—	232.3	—	369.2
Policyholder dividends on participating policies	—	—	36.2	—	36.2
Amortization of DAC	276.1	39.6	94.4	—	410.1
Interest expense on debt	—	—	—	59.8	59.8
Other operating expenses	210.0	184.5	159.7	27.8	582.0

Total benefits and expenses	1,196.5	659.6	704.1	174.3	2,734.5

Income from continuing operations before federal income tax expense	220.0	125.3	170.6	19.1	$535.0

Net realized losses on investments, hedging instruments and hedged items[1]	—	—	—	43.0

Pre-tax operating earnings	$220.0	$125.3	$170.6	$62.1

Assets as of period end	$52,642.5	$29,668.7	$12,932.4	$10,714.3	$105,957.9

[1]	Excluding periodic net coupon settlements on non-qualifying derivatives and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I          Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2006 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$123.7	$133.7	$133.7
Agencies not backed by the full faith and credit of the U.S. Government	559.4	603.4	603.4
Obligations of states and political subdivisions	266.0	259.5	259.5
Foreign governments	34.9	36.5	36.5
Public utilities	1,541.9	1,543.5	1,543.5
All other corporate	22,671.3	22,698.8	22,698.8

Total fixed maturity securities available-for-sale	25,197.2	25,275.4	25,275.4

Equity securities available-for-sale:
Common stocks:
Banks, trusts and insurance companies	13.3	17.8	17.8
Industrial, miscellaneous and all other	7.8	9.1	9.1
Nonredeemable preferred stocks	7.4	7.5	7.5

Total equity securities available-for-sale	28.5	34.4	34.4

Mortgage loans on real estate, net	8,222.9		8,202.2	[1]
Real estate, net:
Investment properties	66.3		49.7	[2]
Acquired in satisfaction of debt	5.2		5.1	[2]

Total real estate, net	71.5		54.8

Policy loans	639.2		639.2
Other long-term investments	677.4		574.9	[3,4]
Short-term investments, including amounts managed by a related party	1,722.0		1,722.0

Total investments	$36,558.7		$36,502.9

[1]
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans on real estate (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans on real estate.

[2]	Difference from Column B primarily results from adjustments for accumulated depreciation.

[3]	Difference from Column B primarily is due to operating gains and/or losses of investments in limited partnerships.

[4]	Amount shown does not agree to the audited consolidated balance sheet due to $24.1 million in unconsolidated related party investments.
See accompanying report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III        Supplementary Insurance Information

As of December 31, 2006, 2005 and 2004 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Year: Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums[1]	Other policy claims and benefits payable[1]	Premium revenue
2006
Individual Investments	$1,945.0	$13,004.4			$142.5
Retirement Plans	288.6	10,839.0			—
Individual Protection	1,441.0	5,574.1			165.8
Corporate and Other	83.4	4,991.9			—

Total	$3,758.0	$34,409.4			$308.3

2005
Individual Investments	$1,936.4	$14,970.9			$96.7
Retirement Plans	290.3	10,847.3			—
Individual Protection	1,328.7	5,531.9			163.3
Corporate and Other	42.5	4,591.0			—

Total	$3,597.9	$35,941.1			$260.0

2004
Individual Investments	$2,015.5	$15,500.6			$87.5
Retirement Plans	301.7	10,139.8			—
Individual Protection	1,244.1	5,430.5			182.9
Corporate and Other	(144.7)	5,312.2			—

Total	$3,416.6	$36,383.1			$270.4

Column A	Column G	Column H	Column I	Column J	Column K
Year: Segment	Net investment income[2]	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses[2]	Premiums written
2006
Individual Investments	$739.5	$704.5	$352.7	206.3
Retirement Plans	636.0	440.5	37.9	179.1
Individual Protection	328.2	452.3	69.6	142.4
Corporate and Other	354.8	208.7	(9.9)	4.0

Total	$2,058.5	$1,806.0	$450.3	$531.8

2005
Individual Investments	$822.4	$706.8	$329.1	$193.1
Retirement Plans	642.9	444.8	47.2	181.8
Individual Protection	332.8	443.9	89.0	148.1
Corporate and Other	307.1	146.1	1.0	15.8

Total	$2,105.2	$1,741.6	$466.3	$538.8

2004
Individual Investments	$824.8	$710.4	$276.1	$210.0
Retirement Plans	627.9	435.5	39.6	184.5
Individual Protection	327.2	450.0	94.4	159.7
Corporate and Other	220.6	86.7	—	27.8

Total	$2,000.5	$1,682.6	$410.1	$582.0

[1]	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.

[2]
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV          Reinsurance

As of December 31, 2006, 2005 and 2004 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2006
Life insurance in force	$151,109.9	$58,189.8	$7.9	$92,928.0	0.0%

Premiums:
Life insurance [1]	$336.4	$28.4	$0.3	$308.3	0.1%
Accident and health insurance	388.9	417.4	28.5	—	N/A

Total	$725.3	$445.8	$28.8	$308.3	9.3%

2005
Life insurance in force	$142,308.1	$52,339.1	$10.6	$89,979.6	0.0%

Premiums:
Life insurance [1]	$311.5	$51.8	$0.3	$260.0	0.1%
Accident and health insurance	415.2	445.1	29.9	—	N/A

Total	$726.7	$496.9	$30.2	$260.0	11.6%

2004
Life insurance in force	$123,756.6	$46,866.2	$10.2	$76,900.6	0.0%

Premiums:
Life insurance [1]	$300.7	$30.6	$0.3	$270.4	0.1%
Accident and health insurance	312.7	345.1	32.4	—	N/A

Total	$613.4	$375.7	$32.7	$270.4	12.1%

[1]	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2006, 2005 and 2004 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions[1]	Balance at end of period
2006
Valuation allowances - mortgage loans on real estate	$31.1	$6.0	$—	$2.8	$34.3

2005
Valuation allowances - mortgage loans on real estate	$33.3	$1.6	$—	$3.8	$31.1

2004
Valuation allowances - mortgage loans on real estate	$29.1	$7.5	$—	$3.3	$33.3

[1]	Amounts represent transfers to real estate owned and recoveries.

PART C. OTHER INFORMATION

Item 24.                 Financial Statements and Exhibits

(a)	Financial Statements:

Nationwide Variable Account-4:

Report of Independent Registered Public Accounting Firm.

Statement of Assets, Liabilities and Contract
Owners’ Equity as of December 31, 2006.

Statements of Operations for the year ended
December 31, 2006.

Statements of Changes in Contract Owners’
Equity for the years ended December 31, 2006
and 2005.

Notes to Financial Statements.

Nationwide Life Insurance Company and subsidiaries:

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of December
31, 2006 and 2005.

Consolidated Statements of Income for the
years ended December 31, 2006, 2005 and
2004.

Consolidated Statements of Shareholder’s
Equity for the years ended December 31,
2006, 2005 and 2004.

Consolidated Statements of Cash Flows for
the years ended December 31, 2006, 2005
and 2004.

Notes to Consolidated Financial Statements and Schedules.

Item 24.                 (b)   Exhibits

(1)	Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Attached hereto.

(2)	Not Applicable

(3)
Underwriting or Distribution of Contracts between the Depositor and NISC as Principal Underwriter – Filed with Post-Effective Amendment No. 16 on April 30, 2007 (File No. 333-103093) as Exhibit-3 and hereby incorporated by reference.

(4)	The form of the variable annuity contract – Attached hereto.

(5)	Variable Annuity Application – Attached hereto.

(6)	Articles of Incorporation of Depositor – Filed with Post-Effective Amendment No. 16 on April 30, 2007 (File No. 333-103093) as Exhibit 99 and hereby incorporated by reference.

(7)	Not Applicable

(8)
(a) Rydex Variable Insurance Trust Fund Participation Agreement – Attached hereto.
(b) Amendment No. 1 – Rydex Variable Insurance Trust Fund Participation Agreement – Attached hereto.
(c) Amendment No. 2 – Rydex Variable Insurance Trust Fund Participation Agreement – Attached hereto.
(d) Amendment No. 3 – Rydex Variable Insurance Trust Fund Participation Agreement – Attached hereto.
(e) Nationwide Variable Insurance Trust Fund Participation Agreement – Filed with Post-Effective Amendment No. 12 on July 16, 2007 (File No. 333-140608) as Exhibit-h(10) and hereby incorporated by reference.

(9)	Opinion of Counsel – Attached hereto.

(10)	Consent of Independent Registered Public Accounting Firm – Attached hereto.

(11)	Not Applicable

(12)	Not Applicable

(99)	Power of Attorney – Attached hereto.

Item 25.	Directors and Officers of the Depositor
Chairman of the Board and Director	Arden L. Shisler
Chief Executive Officer and Director	W. G. Jurgensen
President and Chief Operating Officer	Mark R. Thresher
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Financial, Investments and Strategy	Robert A. Rosholt
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer	Timothy G. Frommeyer
Senior Vice President-Chief Investment Officer	Gail G. Snyder
Senior Vice President-CIO Strategic Investments	Gary I. Siroko
Senior Vice President-Corporate Relations	Gregory S. Lashutka
Senior Vice President-Corporate Strategy	J. Stephen Baine
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Enterprise Chief Risk Officer	Brian W. Nocco
Senior Vice President-Health and Productivity	Holly R. Snyder
Senior Vice President-In Retirement Business Head	Keith I. Millner
Senior Vice President-Individual Protection Business Head	Peter A. Golato
Senior Vice President-Information Technology	Srinivas Koushik
Senior Vice President-Internal Audits	Kelly A. Hamilton
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-NF Systems	R. Dennis Noice
Senior Vice President-Non-Affiliated Sales	John Laughlin Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President - Nationwide Bank	Anne L. Arvia
Senior Vice President-Property and Casualty Claims	David R. Jahn
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	James R. Burke
Senior Vice President-Property and Casualty Human Resources	Gale V. King
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Vice President-Assistant to the CEO and Secretary	Thomas E. Barnes
Director	Joseph A. Alutto
Director	James G. Brocksmith, Jr.
Director	Keith W. Eckel
Director	Lydia M. Marshall
Director	Donald L. McWhorter
Director	David O. Miller
Director	Martha Miller de Lombera
Director	James F. Patterson
Director	Gerald D. Prothro
Director	Alex Shumate

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 26.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1717 Advisory Services, Inc.	Pennsylvania		The company was formerly registered as an investment advisor and is currently inactive.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
1717 Capital Management Company*	Pennsylvania		The company is registered as a broker-dealer and investment advisor.
1717 Insurance Agency of Massachusetts, Inc.	Massachusetts		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Massachusetts.
1717 Insurance Agency of Texas, Inc.	Texas		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Texas.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
AID Finance Services, Inc.	Iowa		The company operates as a holding company.
ALLIED General Agency Company	Iowa		The company acts as a general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
Allnations, Inc.	Ohio		The company engages in promoting, extending, and strengthening cooperative insurance organizations throughout the world.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company (f.k.a Nationwide Atlantic Insurance Company)	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Audenstar Limited	England and Wales		The company is an investment holding company.
BlueSpark, LLC	Ohio		The company is currently inactive.
Cal-Ag Insurance Services, Inc.	California		The company is an insurance agency.
CalFarm Insurance Agency	California		The company is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and other various commercial liability coverages in Texas.
Corviant Corporation	Delaware
The purpose of the company is to create a captive distribution network through which affiliates can sell multi-manager investment products, insurance products and sophisticated estate planning services.

Crestbrook Insurance Company* (f.k.a. CalFarm Insurance Company)	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		This company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
F&B, Inc.	Iowa		The company is an insurance agency that places business with carriers other than Farmland Mutual Insurance Company and its affiliates.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Financial Settlement Services Agency, Inc.	Ohio		The company is an insurance agency in the business of selling structured settlement products.
FutureHealth Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
FutureHealth Holding Company	Maryland		The company provides population health management.
FutureHealth Technologies Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
Gartmore Distribution Services, Inc.*	Delaware		The company is a limited purpose broker-dealer.
Gartmore Investor Services, Inc.	Ohio		The company provides transfer and dividend disbursing agent services to various mutual fund entities.
Gartmore Morley Capital Management, Inc.	Oregon		The company is an investment advisor and stable value money manager.
Gartmore Mutual Fund Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gartmore S.A. Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gates, McDonald & Company	Ohio		The company provides services to employers for managing workers' compensation matters and employee benefits costs.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers' compensation and self-insured claims administration services to employers with exposure in New York.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
GatesMcDonald DTAO, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTNHP, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTC, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald Health Plus Inc.*	Ohio		The company provides medical management and cost containment services to employers.
GVH Participacoes e Empreedimientos Ltda.	Brazil		The company acts as a holding company.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company serves as a holding company for foreclosure entities.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
Morely & Associates, Inc. (f.k.a. Gartmore Morley & Associates, Inc.)	Oregon		The company brokers or places book-value maintenance agreements (wrap contracts) and guarantee investment contracts for collective investment trusts and accounts.
Morley Financial Services, Inc. (f.k.a. Gartmore Morley Financial Services, Inc.)	Oregon		The company is a holding company.
Mullen TBG Insurance Agency Services, LLC	Delaware		The company is a joint venture between TBG Insurance Services Corporation and MC Insurance Agency Services LLC. The Company provides financial products and services to executive plan participants.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England
This is a limited liability company organized for profit under the Companies Act of 1948 of England for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds.  This company is currently inactive.

Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company provides property and casualty insurance products.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as a holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Global Asset Management, Inc. (f.k.a. Gartmore Global Asset Management , Inc.)	Delaware		The company operates as a holding company.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending agency custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan act of 1933.

Nationwide Better Health, Inc.	Ohio		The company is a holding company for the health and productivity operations of Nationwide.
Nationwide Cash Management Company*	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other Nationwide corporations, foundations, and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.
Nationwide Document Solutions, Inc. (f.k.a. ALLIED Document Solutions, Inc.)	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC (f.k.a. Gartmore Emerging Managers, LLC)	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company's purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of Massachusetts	Massachusetts		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of New Mexico	New Mexico		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust's sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Financial Sp. Zo.o	Poland		The company is currently inactive.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Finance, LLC	Ohio		The company acts as a support company for Nationwide Global Holdings, Inc. in its international capitalization efforts.
Nationwide Global Funds	Luxembourg		This company issues shares of mutual funds.
Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc. (f.k.a. Gartmore Global Ventures, Inc.)	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide Insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company underwrites general property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business except life insurance.
Nationwide International Underwriters	California		The company is a special risk, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma		This is a limited purpose broker-dealer and acts as an investment advisor.
Nationwide Life and Annuity Company of America**	Delaware		The company provides individual life insurance products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing, and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products, and other life insurance products.
Nationwide Life Insurance Company of America*	Pennsylvania		The company provides individual life insurance and group annuity products.
Nationwide Life Insurance Company of Delaware*	Delaware		The company insures against personal injury, disability or death resulting from traveling, sickness or other general accidents, and every type of insurance appertaining thereto.
Nationwide Lloyds	Texas		The company markets commercial and residential property insurance in Texas.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Management Systems, Inc.	Ohio		The company offers a preferred provider organization and other related products and services.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Properties, Ltd.	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investments.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in direct marketing of property and casualty insurance products.
Nationwide Securities, Inc.*	Ohio		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC (f.k.a. Gartmore Separate Accounts, LLC)	Delaware		The company acts as a registered investment advisor.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Nationwide Services Sp. Zo.o.	Poland		The company is currently inactive.
Newhouse Capital Partners, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Capital Partners II, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Special Situations Fund I, LLC	Delaware
The company owns and manages contributed securities in order to achieve long-term capital appreciation from the contributed securities and through investments in a portfolio of other equity investments in financial service and other related companies.

NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.'s distribution companies.
NGH UK, Ltd.*	United Kingdom		The company is currently inactive.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NorthPointe Capital LLC	Delaware		The company acts as a registered investment advisor.
NWD Investment Management, Inc. (f.k.a. Gartmore Global Investments, Inc.)	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust (f.k.a. Gartmore Global Asset Management Trust)	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC (f.k.a. GGI MGT LLC)	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		This company is an insurance agency.
Provestco, Inc.	Delaware		The company serves as a general partner in certain real estate limited partnerships invested in by Nationwide Life Insurance Company of America.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Quick Sure Auto Agency, Inc.	Texas		The company is an insurance agency and operates as an employee agent "storefront" for Titan Insurance Services.
RCMD Financial Services, Inc.	Delaware		The company is a holding company.
Registered Investment Advisors Services, Inc.	Texas		The company facilitates third-party money management services for plan providers.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview Alternative Investment Advisors, LLC (f.k.a. Gartmore Riverview, LLC)	Delaware		The company provides investment management services to a limited number of institutional investors.
Riverview Alternative Investment Advisors II LLC (f.k.a. Gartmore riverview II, LLC)	Delaware		The company is a holding company.
Riverview International Group, Inc.	Delaware		The company is a holding company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Advisory Services Corporation (d.b.a. TBG Advisors)	California		The company is an investment advisor.
TBG Aviation, LLC	California		The company holds an investment in a leased airplane and maintains an operating agreement with Flight Options.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
TBG Financial & Insurance Services Corporation*	California
The company consults with corporate clients and financial institutions on the development and implementation of proprietary and/or private placement insurance products for the financing of executive benefit programs and individual executive's estate planning requirements.  As a broker dealer, TBG Financial & Insurance Services Corporation provides access to institutional insurance investment products.

TBG Financial & Insurance Services Corporation of Hawaii	Hawaii		The corporation consults with corporate clients and financial institutions on the development and implementation of proprietary, private placement and institutional insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
TBG Insurance Services Corporation*	Delaware		The company markets and administers executive benefit plans.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Agency, Inc. (d.b.a. Arlans Agency)	Michigan		The company is an insurance agency that primarily sells non-standard automobile insurance for Titan Insurance Company in Michigan.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Holdings Service Corporation	Texas		The company is currently inactive.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		This is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Titan National Auto Call Center, Inc.	Texas		The company is licensed as an insurance agency that operates as an employee agent "call center" for Titan Indemnity Company.
Union Bond & Trust Company (f.k.a. Gartmore Trust Company)	Oregon		The company is an Oregon state bank with trust powers.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Financial Corporation	Delaware		The company acts as a holding company specifically for holding insurance companies of Victoria group of companies.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria Insurance Agency, Inc.	Ohio		The company is an insurance agency that acts as a broker for independent agents appointed with the Victoria companies in the State of Ohio.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
Vida Seguradora SA	Brazil		The company operates as a licensed insurance company in the categories of life and unrestricted private pension plan in Brazil.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

Item 27.          Number of Contract Owners

N/A.

Item 28.          Indemnification

Provision is made in Nationwide's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.          Principal Underwriter

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

Multi-Flex Variable Account	Nationwide VL Separate Account-C
Nationwide Variable Account	Nationwide VL Separate Account-D
Nationwide Variable Account-II	Nationwide VL Separate Account-G
Nationwide Variable Account-4	Nationwide VLI Separate Account-2
Nationwide Variable Account-5	Nationwide VLI Separate Account-3
Nationwide Variable Account-6	Nationwide VLI Separate Account-4
Nationwide Variable Account-7	Nationwide VLI Separate Account-6
Nationwide Variable Account-8	Nationwide VLI Separate Account-7
Nationwide Variable Account-9
Nationwide Variable Account-10
Nationwide Variable Account-11
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C

(b)	Directors and Officers of NISC:

President	Keith J. Kelly
Senior Vice President, Treasurer and Director	James D. Benson.
Vice President	Karen R. Colvin
Vice President	Scott A. Englehart
Vice President	Charles E. Riley
Vice President	Trey Rouse
Vice President and Assistant Secretary	Thomas E. Barnes
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Glenn W. Soden
Assistant Treasurer	Terry C. Smetzer
Director	John Laughlin Carter
Director	Keith I. Millner

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 30.          Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 31.          Management Services

Not Applicable

Item 32.          Undertakings

The Registrant hereby undertakes to:

(a)
file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)
include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

The Registrant represents that any contracts which are issued pursuant to Section 403(b) of the Internal Revenue Code are issued by Nationwide through the Registrant in reliance upon, and in compliance with, a no-action letter issued by the Staff of the Securities and Exchange Commission to the American Council of Life Insurance (publicly available November 28, 1988) permitting withdrawal restrictions to the extent necessary to comply with Section 403(b)(11) of the Internal Revenue Code.

Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

SIGNATURES
As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-4, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 25th day of July, 2007.
NATIONWIDE VARIABLE ACCOUNT-4
(Registrant)
NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By /s/ Jeanny V. Simaitis
Jeanny V. Simaitis

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 25th day of July, 2007.

W. G. JURGENSEN
W. G. Jurgensen, Director and Chief Executive Officer
ARDEN L. SHISLER
Arden L. Shisler, Chairman of the Board
JOSEPH A. ALUTTO
Joseph A. Alutto, Director
JAMES G. BROCKSMITH, JR.
James G. Brocksmith, Jr., Director
KEITH W. ECKEL
Keith W. Eckel, Director
LYDIA M. MARSHALL
Lydia M. Marshall, Director
DONALD L. MCWHORTER
Donald L. McWhorter, Director
MARTHA MILLER DE LOMBERA
Martha Miller de Lombera, Director
DAVID O. MILLER
David O. Miller, Director
JAMES F. PATTERSON
James F. Patterson, Director
GERALD D. PROTHRO
Gerald D. Prothro, Director
ALEX SHUMATE
Alex Shumate, Director
By /s/Jeanny V. Simaitis
Jeanny V. Simaitis
Attorney-in-Fact